Polish Securities and Exchange Commission

Consolidated half-year report PS 2005

(in accordance with § 93 sec. 2 of the Decree of the Council of Ministers dated 21 March 2005 – Journal of Laws Nr 49, item 463)

(for issuers of securities involved in production, construction, trade or services activities)

For the first half of financial year **2005** comprising the period from **1 January 2005** to **30 June 2005**
Containing the consolidated financial statements according to International Accounting Standards in PLN.

publication date: 24 October 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.
(name of issuer in brief)

Metals industry
(issuer branch title per the Warsaw Stock Exchange)

59 301
(postal code)

LUBIN
(city)

M. Skłodowskiej – Curie
(street)

48
(number)

(48 76) 84 78 200
(telephone)

(48 76) 84 78 500
(fax)

IR@BZ.KGHM.pl
(e-mail)

www.kghm.pl
(website address)

692–000–00-13
(NIP)

390021764
(REGON)

PricewaterhouseCoopers. Spółka z o.o.
(Entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	half-year 2005 period from 1 January 2005 to 30 June 2005	**half-year 2004** period from 1 January 2004 to 30 June 2004	**half-year 2005** period from 1 January 2005 to 30 June 2005	**half-year 2004** period from 1 January 2004 to 30 June 2004
I. Sales	3 988 054	3 752 413	977 344	793 138
II. Operating profit	1 225 245	1 121 040	300 268	236 951
III. Profit before income tax	1 274 404	1 142 732	312 316	241 536
IV. Profit for the period	1 036 079	926 594	253 910	195 852
V. Profit for the period attributable to shareholders of the parent entity of the Group	1 035 515	925 384	253 772	195 596
VI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VII. Earnings per ordinary share (in PLN/EUR)	5.18	4.63	1.27	0.98
VIII. Net cash generated from operating activities	805 911	931 102	197 503	196 805
IX. Net cash used in investing activities	(378 944)	(195 379)	(92 867)	(41 297)
X. Net cash used in financing activities	(1 969)	(549 801)	(483)	(116 210)
XI. Total net cash flow	424 998	185 922	104 153	39 298
	At 30.06.2005	**At 31.12.2004**	**At 30.06.2005**	**At 31.12.2004**
XII. Available-for-sale non-current assets	2 277	-	564	-
XIII. Current assets	3 179 284	2 869 240	786 932	703 418
XIV. Non-current assets	6 701 702	6 484 535	1 658 796	1 589 736
XV. Total assets	9 883 263	9 353 775	2 446 292	2 293 154
XVI. Current liabilities	2 420 652	2 419 068	599 156	593 054
XVII. Non-current liabilities	1 351 655	1 278 756	334 560	313 497
XVIII. Equity	6 110 956	5 655 951	1 512 575	1 386 602
XIX. Minority interest	18 265	17 701	4 521	4 340

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

REPORT OF THE AUDITOR ON ITS REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2005

Lubin, October 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (22) 523 4000
Faks +48 (22) 523 4040
www.pwc.com/pl

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish Company.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish version is binding.

Independent Registered Auditor's Report on the review of the interim consolidated financial statements for the financial period from 1 January 2005 to 30 June 2005

To the Shareholders and the Supervisory Board of KGHM Polska Miedź S.A.

We have reviewed the attached interim consolidated financial statements of the KGHM Polska Miedź S.A. Group (hereinafter referred to as the Group) prepared by the Management Board of KGHM Polska Miedź S.A. (hereinafter called *the Holding Company*), Lubin, ul. M. Skłodowska-Curie 48, which comprise:

(a) the consolidated balance sheet as at 30 June 2005, showing total assets and total equity and liabilities of PLN 9,883,263 thousand;

(b) the consolidated income statement for the period from 1 January to 30 June 2005, showing a net profit of PLN 1,036,079 thousand;

(c) the consolidated statement of changes in equity for the period from 1 January to 30 June 2005, showing an increase in equity of PLN 455,005 thousand;

(d) the consolidated cash flow statement for the period from 1 January to 30 June 2005, showing net inflows of PLN 424,998 thousand;

(e) the additional notes and explanations.

The Holding Company's Management Board is responsible for preparing interim consolidated financial statements which comply with the applicable regulations. Our responsibility was to present a report on these interim consolidated financial statements on the basis of our review.

PRICEWATERHOUSECOOPERS

We conducted the review in accordance with auditing standards issued by the National Council of Registered Auditors in Poland, applicable in the Republic of Poland. These standards require that we plan and perform the review to obtain reasonable assurance that the interim consolidated financial statements are free of material misstatements. We conducted the review by analysing the interim consolidated financial statements, inspecting the accounting records, and making use of information obtained from the Holding Company's Management Board and the Group's employees.

The scope of the work performed was significantly narrower than that of an audit of the consolidated financial statements, as the review was not aimed at expressing an opinion on the truth and fairness of the interim consolidated financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (*Journal of Laws* of 2002, No. 76, item 694 with subsequent amendments).

Our review did not indicate the need for any significant changes to the attached interim consolidated financial statements to ensure that they give a true, fair and clear view of the Group's financial standing as at 30 June 2005 and of the results of its operations for the period from 1 January to 30 June 2005 in accordance with accounting standards applicable to interim reporting endorsed for use in the European Union .

Person performing the review on behalf of PricewaterhouseCoopers Sp. z o.o.:

Adam Celiński
Board Member
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 19 October 2005

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, October 2005

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. ON THE ACCURACY OF THE PREPARED CONSOLIDATED FINANCIAL STATEMENTS

According to our best judgement, the half-year consolidated financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial situation of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The half-year Management Board report presents a true picture of the growth and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of All Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
18 October 2005	*Marek Szczerbiak*	President of the Management Board	
18 October 2005	*Jarosław Andrzej Szczepek*	First Vice President of the Management Board	
18 October 2005	*Wiktor Błądek*	Vice President of the Management Board	
18 October 2005	*Andrzej Krug*	Vice President of the Management Board	
18 October 2005	*Robert Nowak*	Vice President of the Management Board	
18 October 2005	*Sławomir Pakulski*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, October 2005

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements which has reviewed the half-year consolidated financial statements was selected in accordance with legal provisions. This entity, as well as the registered auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of All Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
18 October 2005	*Marek Szczerbiak*	President of the Management Board	
18 October 2005	*Jarosław Andrzej Szczepek*	First Vice President of the Management Board	
18 October 2005	*Wiktor Błądek*	Vice President of the Management Board	
18 October 2005	*Andrzej Krug*	Vice President of the Management Board	
18 October 2005	*Robert Nowak*	Vice President of the Management Board	
18 October 2005	*Sławomir Pakulski*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Lubin, October 2005

Table of contents to consolidated financial statements

(in '000 PLN unless otherwise indicated)

Consolidated balance sheet		At	
Assets	**Note**	**30 June 2005**	**31 December 2004**
Non-current assets		**6 701 702**	**6 484 535**
Property, plant and equipment	7	5 554 538	5 458 088
Intangible assets	8	86 351	90 115
Investment property	9	9 880	9 878
Investments accounted for using the equity method	10	825 184	805 095
Deferred income tax asset	22	36 280	18 149
Available-for-sale financial assets	11	31 922	31 816
Held-to-maturity investments	12	46	37 320
Derivative financial instruments	13	60 800	19 329
Financial assets at fair value through profit or loss	14	78 643	-
Trade and other receivables	15	18 058	14 745
Current assets		**3 179 284**	**2 869 240**
Inventories	16	1 223 816	1 034 311
Trade and other receivables	15	788 646	810 243
Receivables due to current income tax		17 776	1 578
Available-for-sale financial assets	11	6 029	-
Held-to-maturity investments	12	5 353	5 789
Derivative financial instruments	13	187 447	494 145
Cash and cash equivalents	17	950 217	523 174
Held-for-sale non-current assets and assets included in disposal group	26	**2 277**	-
TOTAL ASSETS		**9 883 263**	**9 353 775**
Equity and liabilities			
EQUITY		**6 110 956**	**5 655 951**
Share capital	18	2 000 000	7 413 573
Other capital	19	10 183	201 550
Retained earnings	20	4 082 508	(1 976 873)
Equity attributable to shareholders of the Company		**6 092 691**	**5 638 250**
Minority interests		**18 265**	**17 701**
LIABILITIES		**3 772 307**	**3 697 824**
Non-current liabilities		**1 351 655**	**1 278 756**
Trade and other payables	21	11 997	15 609
Borrowings	22	56 389	53 781
Derivative financial instruments	13	46 979	44 117
Deferred income tax liability	23	241	14 514
Liabilities due to employee benefits	24	777 061	706 720
Provisions due to other liabilities and charges	25	458 988	444 015
Current liabilities		**2 420 652**	**2 419 068**
Trade and other payables	21	1 449 733	1 154 488
Borrowings	22	304 443	273 074
Current income tax liabilities		163 874	299 441
Derivative financial instruments	13	387 728	549 546
Liabilities due to employee benefits	24	63 748	62 658
Provisions for other liabilities and charges	25	51 126	79 861
TOTAL EQUITY AND LIABILITIES		**9 883 263**	**9 353 775**

(in '000 PLN unless otherwise indicated)

Consolidated income statement

	Note	For the period from 1 January to 30 June 2005	For the period from 1 January to 30 June 2004
CONTINUED ACTIVITIES:			
Sales	28	3 988 054	3 752 413
Cost of sales	29	(2 494 976)	(2 326 177)
Gross profit		**1 493 078**	**1 426 236**
Selling and marketing costs	29	(87 610)	(73 800)
Administrative expenses	29	(326 933)	(308 317)
Other operating income and profits - net	31	146 710	76 921
Operating profit		**1 225 245**	**1 121 040**
Financial costs - net	32	(54 714)	(62 701)
Share of profits of associates accounted for using the equity method	33	103 873	84 393
Profit before income tax		**1 274 404**	**1 142 732**
Income tax expense	34	(238 325)	(216 138)
Profit from continued activities		**1 036 079**	**926 594**
Profit for the period		**1 036 079**	**926 594**
attributable to:			
shareholders of the parent entity		1 035 515	925 384
minority interests		564	1 210
Earnings per share from continued activities attributable to the shareholders of the parent entity during the period (PLN per share)	35		
– basic/diluted		5.18	4.63

 EXEMPTION NUMBER: 82-4639

Consolidated statement of changes in equity

	Note	Attributable to shareholders of Company			Minority interests	Total equity
		Share capital	Other capital	Retained earnings		
At 1 January 2004		7 413 573	(262 108)	(3 353 588)	17 963	3 815 840
Fair value gains on available for sale financial assets	19	-	9	-	-	9
Impact of cash flow hedging	19	-	28 935	-	-	28 935
Deferred income tax	19	-	(21 599)	-	-	(21 599)
Total income/expenses recognised directly in equity		-	7 345	-	-	7 345
Profit for the period		-	-	925 384	1 210	926 594
Total recognised income/expenses		-	7 345	925 384	1 210	933 939
At 30 June 2004		7 413 573	(254 763)	(2 428 204)	19 173	4 749 779
At 1 January 2005		7 413 573	201 550	(1 976 873)	17 701	5 655 951
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39		-	-	10 293	-	10 293
At 1 January 2005 after restatement		7 413 573	201 550	(1 966 580)	17 701	5 666 244
Impact of cash flow hedging	19	-	(233 261)	-	-	(233 261)
Deferred income tax	23	-	41 911	-	-	41 911
Total income/expenses recognised directly in equity		-	(191 350)	-	-	(191 350)
Profit for the period		-	-	1 035 515	564	1 036 079
Other changes		-	(17)	-	-	(17)
Total recognised income/ expenses		-	(191 367)	1 035 515	564	844 712
Settlement of revaluation of share capital	18	(5 413 573)	-	5 413 573	-	-
Dividends declared for payment	20	-	-	(400 000)	-	(400 000)
At 30 June 2005		2 000 000	10 183	4 482 508	18 265	6 110 956

(in '000 PLN unless otherwise indicated)

Consolidated cash flow statement

	Note	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Cash flow from operating activities			
Cash generated from operations	37	1 188 910	1 068 387
Income tax paid		(382 999)	(137 285)
Net cash generated from operating activities		**805 911**	**931 102**
Cash flow from investing activities			
Purchase of intangible assets and property, plant and equipment		(456 863)	(325 647)
Proceeds from sale of intangible assets and property, plant and equipment	37	1 537	4 875
Purchase of investment property	9	(2)	-
Purchase of held to maturity financial assets	12	(21 576)	(16 139)
Purchase of derivative instruments		(64 998)	(59 185)
Purchase of other financial assets		(9 913)	(4 226)
Proceeds from sale and realisation of held to maturity financial assets		22 180	26 509
Proceeds from sale of derivative instruments		30 947	111 109
Proceeds from sale of other financial assets		4 499	6 670
Purchase of financial assets at fair value through profit or loss	14	(1 051)	-
Proceeds from sale of financial assets at fair value through profit or loss		33 360	-
Loans granted to unrelated entities		(1 100)	(500)
Loan repayments received from unrelated entities		165	340
Interest received		316	89
Dividends received		83 784	70 298
Other investment expenses		(229)	(9 572)
Net cash used in investing activities		**(378 944)**	**(195 379)**
Cash flow from financing activities			
Buyback of bonds and other debt securities		(1 400)	-
Proceeds from borrowings		20 478	15 870
Repayments of borrowings		(9 368)	(530 266)
Interest paid		(6 546)	(29 759)
Dividends paid to minority interest		(39)	(78)
Payments of liabilities due to financial leasing		(4 859)	(5 568)
Other financial expenses		(235)	-
Net cash used in financing activities		**(1 969)**	**(549 801)**
Total net cash flow		**424 998**	**185 922**
Cash and cash equivalents at beginning of the period		523 174	494 591
Exchange gains on cash and cash equivalents		2 045	250
Cash and cash equivalents at end of the period		**950 217**	**680 763**
including restricted cash and cash equivalents		42 545	67 338

(in '000 PLN unless otherwise indicated)

Notes to the consolidated financial statements of KGHM Polska Miedź S.A. prepared for the first half of 2005

1. General information

Name, head office, business

KGHM Polska Miedź S.A. with its head office in Lubin at the address: ul. M. Skłodowskiej-Curie 48, being, the Parent Entity of a Group, is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302 on the terrain of the Republic of Poland. Administrative data of the Company: NIP nr 692-000-00-13; REGON nr 390021764. The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange and the related global depositary receipts are traded on the London Stock Exchange.

The basic business of the Company comprises:
- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal - powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- non-scheduled air transport, and
- telecommunication and computer -related activities.

The shares of the Parent Entity are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

The business of the Group also comprises:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Time frame of issuer and of entities of the Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of the Parent Entity and subsidiaries is unlimited.
The legal antecedent of the Parent Entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

(in '000 PLN unless otherwise indicated)

Approval of the financial statements

The following financial statements were signed by the Management Board of the Parent Entity on 18 October 2005.

Going concern consideration

The consolidated financial statements were prepared under the going concern consideration as respects the KGHM Polska Miedź S.A. Group. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

2. Main accounting principles applied.

2.1 Basis for preparation

The consolidated financial statements of the KGHM Polska Miedź S.A. Group were prepared in accordance with International Accounting Standards / International Financial Reporting Standards (IAS/IFRS) and with Interpretations approved for use by the European Union (known hereafter as IAS). These consolidated financial statements were prepared under the historical cost convention (adjusted by the effects of hyperinflation in respect of property, plant and equipment having a significant value), with the exception of available for sale financial assets, financial assets and liabilities (including derivative instruments) measured at fair value through profit or loss, and investment property.

These consolidated financial statements were presented in accordance with IAS 34 „Interim financial reporting", applying the same principles for both the current and comparative period. As at 1 January 2005 transition was made to IAS 32 and 39. The result of this transition, in the amount of PLN 10 293 thousand, increased retained earnings (result from prior years).

As at the date of signing of the consolidated financial statements the European Union had not approved of any new standards which would be in force at a date later than the balance sheet date. However, the International Accounting Standards Board (IASB) has passed the following standards and interpretations which will be in force from 1 January 2006: IFRS 6, IFRS 7 (and related changes to IAS 1), changes to IAS 39, changes to IFRS 4, IFRIC 4, IFRIC 5 and changes to SIC-12. These regulations do not have a significant influence on financial statements of the KGHM Polska Miedź S.A. Group.

2.2 Principles of consolidation

a) Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedź S.A. are all entities over which the Group has the power to govern the financial and operating policies in order to achieve benefits from their activities. This is in relation to their possession of the majority of the total number of votes in the bodies of these entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The carrying amount of investments by the parent entity in each subsidiary is excluded, respectively with the equity of each entity. The excess of the cost of acquisition over the fair value of the Group's interests of the identifiable net assets acquired is recorded as goodwill. The excess of the fair value of the group's interests of the net assets of the subsidiary acquired, over the cost of acquisition is recognised directly in the income statement

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are

measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests.

Inter–company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the net assets of consolidated subsidiaries is recognised in a separate item in equity.

Subsidiaries are de-consolidated from the date on which control ceases.

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operational policy of the entity, are accounted for by the equity method in the consolidated financial statements.
These investments are initially recognised at cost. The Group's net investment in an associated entity includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.
The Group's interests of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in other equity is recognised in other equity. The cumulative post-acquisition movements of equity are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
The Group's share in an associated entity is represented by the carrying amount of the investment in the associated entity in accordance with the equity method, together with all long term shares which represent part of the net investment of the investor in the associated entity.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 Foreign currency transactions and the measurement of items denominated in foreign currencies

a) Functional and presentation currency

Items in the financial statements of some Group entities are measured using the currency of the primary economic environment in which a given entity operates (the 'functional currency'). The consolidated financial statements are presented in the Polish złoty (PLN), which is the functional and presentation currency of all Group entities.

b) Transactions and balances

Foreign currency transactions are translated as at the moment of initial recognition into the functional currency using the exchange rate prevailing at the date of the transaction.
At each balance sheet date:

- ✓ foreign currency monetary items are translated at the closing rate;
- ✓ non-monetary items at historic cost in a foreign currency are translated at the exchange rate prevailing on the transaction, and
- ✓ non-monetary items at fair value in a foreign currency are translated at the exchange rate from the date fair value is determined.

Foreign exchange gains and losses resulting from the settlement of such a transaction and the balance sheet measurement of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, unless they are recognised in equity, where they are classified as a hedge of cash flows and a hedge of shares in net assets.
Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for-sale financial assets, are included in the fair value reserve in equity.

2.4 Property, plant and equipment

The following assets are considered to be items of property, plant and equipment:

- those which are held by an entity for use in production or supply of goods and services, for rental to others, or for administrative purposes,
- those which are expected to be used during more than one period,
- those in relation to which it is probable that future economic benefits associated with the item will flow to the entity, and
- those whose value may be measured reliably.

Property, plant and equipment includes:

- property, i.e. company-owned land, buildings, water- and land-related facilities, mine works and property in the form of separate local units,
- machines, equipment, vehicles and other moveable assets,
- improvements in external assets, and
- tangible items under construction.

Property, plant and equipment includes in particular tangible items used in environmental protection or which assure the security of people and property.

At initial recognition items of property, plant and equipment are measured at cost. Borrowings costs incurred for the purchase or construction of an item of property, plant and equipment is not recognised in the cost. Such costs are charged through profit or loss at the moment they are incurred.

At the balance sheet date, items of property, plant and equipment are carried at cost, less any accumulated depreciation and any accumulated impairment losses.

The initial value of items of property, plant and equipment includes anticipated costs of future dismantling and removal and of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular the Group includes in the initial value of items of property, plant and equipment the costs of liquidating such assets after the conclusion of underground and surface mining, as well as of other objects which, in accordance with prevailing law, must be liquidated upon the conclusion of activities.
The costs of mine closure which are included in the initial value of items of property, plant and equipment are depreciated using the straight-line method, beginning from the moment a given item of property, plant and equipment is brought into use, and throughout the period described in the schedule for the liquidation of groups of objects within the liquidation of mines.
The costs of liquidating other objects which are included in initial value are depreciated beginning from the moment these assets are brought into use, using the straight-line method throughout the period in which the assets to which these objects belong are used.

Items of property, plant and equipment (excluding land) are depreciated using the straight-line method over their anticipated useful life. Depreciation rates are based on industrial regulations approved by the Management Board of the Company, i.e.: the Industry Table of Depreciation Rates and the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates, and reflect the period in which these assets are utilised. The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the conclusion of mining operations. Also used in the production line are mining works, which are depreciated individually, over the anticipated life of a given mine, region or level.

In other entities of the Group the following time ranges have been applied as the anticipated useful life of a given class of property, plant and equipment:

- Buildings and water- and land-related facilities: 25-60 years,
- Machines and equipment: 4-15 years,
- Vehicles, including railway rolling stock: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

The above useful lives relate to new items of property, plant and equipment. If a used item of property, plant and equipment is brought into use, then the depreciation rates are set individually, appropriately to the anticipated life of a given of item of property, plant and equipment. Individual useful lives are also applied for the depreciation of specialised machinery and equipment.

The basis for the calculation of depreciation is the initial value less the residual value, if the residual value is significant.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole are depreciated individually, applying depreciation rates reflecting their anticipated useful lives.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 „Non-current assets held for sale and discontinued operations" or when it is derecognised from the balance sheet.

The depreciation method, depreciation rate and the residual value are reviewed at each balance sheet date. Any changes arising from this review are accounted for as a change in an accounting estimate in accordance with IAS 8, „Accounting policies, Changes in Accounting Estimates and Errors".
An asset's carrying amount is written down to its recoverable amount, if the asset's carrying amount (or cash-generating unit to which it belongs) is greater than its estimated recoverable amount. Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in „Impairment of an item of property, plant and equipment and intangible assets (including goodwill)".

The asset's carrying amount includes costs of regular and major inspections, including for the purpose of certification, which are required to avoid the occurrance of faults. The cost of these inspections is depreciated during the period prior to the next inspection or to the end of the useful life of the asset, whichever event occurs first. Any remaining carrying amount of the cost of the previous inspection is derecognised.

Subsequent costs are recognised in the carrying amount of the given item of property, plant and equipment or are accounted for as a separate item of property, plant and equipment (if appropriate) only if it is probable that future economic benefits will flow to the Group, and the cost of the item can be measured reliably. All other expenditures on the repair and maintenance of an item of property, plant and equipment are recognised in the income statement in the period in which they are incurred.

Recognised as an item of property, plant and equipment are specialised spare parts and servicing equipment with a significant initial value and a useful life of more than 1 year. Other spare parts and servicing-related equipment are recognised as inventories and accounted for in the income statement at the moment they are used.

The carrying amount of an item of property, plant and equipment is derecognised on disposal, or when no future economic benefits are expected from its use or disposal. The gain or loss arising on the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds (if any) and the carrying amount of the item, and is recognised in the income statement.

The assets of Group entities from the trade-gastronomy sector are classified as items of property, plant and equipment based on principles described in the introduction of this point. The amount used to define them as items of property, plant and equipment is set individually by the using entity based on the scale of this group of assets in total assets and on their economically useful life.

2.5 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both.

Investment property also includes property used on the basis of a leasing agreement (i.e. land in perpetual usufruct), as long as it also meets the remaining part of the definition of investment property.

Investment property (other than that used on the basis of a leasing agreement) is measured initially at cost. Transaction costs are included in the initial measurement.

The initial cost of the right to use investment property held under a lease is recognised as the lower of the fair value of the property and the present value of the minimum lease payments.
On subsequent balance sheet dates investment property is recognised at fair value. A gain or loss arising from a change in the fair value of the investment property effects net profit or loss for the period in which it arises.

Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.6 Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisitions of associates is included in investment in associates.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.
Testing for impairment is performed and any eventual impairment loss is recognised in accordance with the principles described in „Impairment of tangible fixed assets and intangible assets (including goodwill)".

Gains and losses from the disposal of a subsidiary or associate reflect the carrying amount of the goodwill of the entity disposed of.

b) Other intangible assets

Other intangible assets are identifiable non-monetary assets without physical substance. In particular the following are recognised as intangible assets:

- acquired computer programs,
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how, permits for telecommunications activities.

Intangible assets are measured at their cost less any accumulated depreciation and accumulated impairment losses.

Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, which for specific types of intangible assets is as follows:

- Computer programs – 2-8 years,
- Licenses for computer programs – 2 years,
- Rights to geological information – 10 years,
- Acquired property rights – over a useful life set separately for individual property rights.

The Group does not possess intangible assets having an unspecified useful life.

Amortisation begins when an intangible asset is available for use. The amortisation of an intangible asset ceases at the earlier of the date that the intangible asset is classified as held for sale (or included as part of a

disposal group which is classified as held for sale) in accordance with IFRS 5 „Non-current assets held for sale and discontinued operations" or when it is derecognised from the balance sheet.

For intangible assets held by the Group, it is assumed that the residual value is zero.

The amortisation method and the amortisation rate are subject to review at each balance sheet date. Any changes arising from this review are accounted for as a change in an accounting estimate in accordance with IAS 8 „Accounting policies, Changes in Accounting Estimates and Errors".

Any borrowing costs incurred for a particular intangible asset are recognised in the income statement in the period in which they are incurred.

Intangible assets are tested for impairment in accordance with principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

Intangible assets are derecognised (eliminated from the balance sheet) on disposal or when no further economic benefits are expected from its use or disposal. Gains or losses from the derecognition of an item of intangible assets are recognised as the difference between the net income from its disposal, (if any) and the carrying value of the intangible asset and are accounted for in the income statement.

Intangible assets which are in use for more than 1 year which have low unit costs, and do not generate significant long term economic benefits, are charged as a whole to operating costs at the moment they are brought into use.

2.7 Research and development expenditure

Research and development expenditure is recognised in the income statement at the moment it is incurred.

The Group carries out research work which is primarily aimed at reducing production costs, increasing production capacity and by having a positive impact on environmental protection. Expenditure on R&D are recognised as intangible assets if it is probable that the project succeeds, taking into account its technical and commercial performance, and costs may be reliably measured. Other expenditures for R&D increase costs at the moment of expenditure.

After initial recognition, an intangible asset is carried at cost less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets are amortised using the straight-line method, during the period of their anticipated use, which is on average 5 years.

The cost of research recognised as an intangible asset is tested for impairment in accordance with the principles described in „Impairment of tangible fixed assets, investment property and intangible assets (including goodwill)".

2.8 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity related to the borrowing of monetary resources) are recognised in the costs of the period in which they are incurred.

2.9 Leasing

A lease is classified as a financial lease if it transfers substantially all the risks and rewards incidental to ownership to the Group. The subject of a financial lease is recognised in assets at the inception of the lease at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.

Each leasing payment is apportioned between the reduction of the outstanding liability and the finance charge, so as to produce a constant periodic rate of interest on the remaining balance of the liability. Interest on a financial lease is recognised in financial costs in the income statement during the lease term in such a way as to achieve for each term a constant periodic rate of interest on the remaining balance of the liability.

A depreciable asset acquired in a financial lease is amortised over the shorter of the lease term and its useful life.

 EXEMPTION NUMBER: 82-4639

A lease in which substantially all the risks and rewards incidental to ownership belong to the lessor (financer) is classified as an operating lease. In the case of a lease on land, if there is no expectation of the transfer of legal title to the subject of the lease to the lessee prior to the end of the lease term, the lease is classified as an operating lease. In particular, the right to the perpetual usufruct of State Treasury land is classified as an operating lease, as well as such a right purchased on a secondary market. However, the right to the perpetual usufruct of land which also meets the definition of investment property in accordance with paragraph 6 of IAS 40 „Investment property", is treated as investment property and recognised in assets at its fair value (described in detail in „Investment property").
Leasing payments paid for due to an operating lease (less any special promotional offers by the lessor (financer)) are settled in costs using the straight-line method during the lease term.

2.10 **Impairment of assets**

Goodwill, and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.
A depreciable asset is tested for impairment if there is any indication that an asset may be impaired.
For the purpose of assesing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

For the purpose of assesing impairment, each cash-generating unit is determined separately.

For the purpose of assesing impairment, goodwill is allocated to a cash-generating unit which is expected to benefit from the synergies of the combination. Each of these cash-generating units relates to a given combined entity.

Impairment losses are recognised in the income statement.

2.11 **Investments (financial assets)**

In the consolidated balance sheet investments are classified as follows:
- financial assets at fair value through profit or loss,
- loans and receivables,
- held to maturity investments, and
- available for sale financial assets.

Investments are classified based on the purpose for which the investments were acquired. Classification is made at initial recognition of the financial assets.

Principles for the classification of financial assets by category and their measurement:

1) Financial assets measured at fair value through profit or loss

   This category includes held for trading financial assets and financial assets designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, if so designated by the entity at inception for measurement at fair value through profit or loss.

   Derivatives are also categorised as „held for trading" unless they are designated as hedges.
   Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

   Prior to 1 January 2005 the Group classified to the category of held-for-trade financial assets only those assets which the entity acquired with the intention of generating current gains as well as derivative trade instruments. At 1 January this category was superceded by the category of financial assets at fair value through profit or loss. After 1 January assets are included in this category in accordance with the criteria described in the introduction to point 2.11.1. This classification is reflected in these financial statements.
2) Loans and receivables
   Loans and receivables are non-derivative financial assets with fixed or determinable payments that are

not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.
Loans and receivables are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

3) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, excepting assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

This category, as well as principles applied by the Group for inclusion in this category, remained unchanged in respect of the principles applied prior to 1 January 2005.

4) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.
Also included in this category are shares in subsidiaries which are not fully consolidated or shares in associates which are not accounted for using the equity method due to their insignificant impact on the financial position, the financial result and on the cash flows of the Group.
Available-for-sale financial assets are non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

The purchase and sale of investments is recognised at the date of the transaction initially at fair value plus transaction costs.
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred. In a case where substantially all risks and rewards of ownership have not been transferred, investments are derecognised at the moment when the Group loses control over a given asset.

Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. In the case of available-for-sale financial assets, if their fair value cannot be determined, and they have a set maturity, then they are measured at amortised cost; if the asset does not have a set maturity, then it is valued at the purchase cost.

Gains and losses from a financial asset which are included in financial assets measured at fair value through profit or loss are included in the income statement in the period in which they arise.
Gains and losses from a financial asset which are included in available-for-sale financial assets are recognised in equity, except for impairment losses and gains and losses due to exchange rate differences which arise for monetary assets. When available-for-sale financial assets are derecognised, the total accumulated gains and losses which had been recognised in equity are recognised in the income statement as gains and losses from the derecognition of investments in available-for-sale financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is unactive (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, options valuation models and other techniques/valuation models generally used by the market and refined to reflect the issuer's specific circumstances.

Loans and receivables and investments held to maturity are measured at amortised cost using the effective interest rate.

Financial instruments designated as hedges are included in none of the above categories.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.
If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – set as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss. The reversal of impairment losses on financial debt instruments is recognised in profit or loss if, in a subsequent period, and after recognition of the impairment loss, the fair value of these instruments increases due to events occurring after recognition of the impairment loss.

If there exists evidence of the possibility of the impairment of loans and receivables or of investments held to maturity measured at amortised cost, the amount of the impairment loss is measured as the difference between the carrying value of the asset and the current value of estimated future cash flows discounted by the original effective interest rate for these assets (i.e. the effective interest rate at the initial recognition of assets based on a fixed interest rate, and on an effective interest rate from the final revaluation of assets based on a floating interest rate). Any impairment loss is recognised in the income statement. An impairment loss is reversed if in future periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment. As a result of the reversal of an impairment loss the carrying value of financial assets may not exceed the amount of amortised cost which would have been set had the impairment loss not been recognised. The reversal of an impairment loss is recognised in the income statement.

If there exists evidence of the possibility of the impairment of unquoted equity instruments measured at their purchase cost (due to the inability to establish a reliable fair value), the amount of the impairment loss is measured as the difference between the carrying amount of the asset and the current value of estimated future cash flows discounted by the current rate of return of similar financial assets. Such an impairment loss is not reversable.

Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in financial liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

Embedded derivative financial instruments are excluded from any agreement containing such a derivative and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not measured at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,
- It is possible to establish a reliable fair value for embedded instruments.

At the balance sheet date derivatives are measured to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in current financial assets, while instruments having a negative value are treated as financial liabilities and are presented in current liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices at the balance sheet date for given maturity dates. For silver we applied the LBM fixing price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model using market data at the balance sheet date, or quotations given by brokers, were used.

2.1. Presentation of fair value changes and gains or losses from realisation of derivative instruments

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2. Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either net operating income/gains in the income statement, in the period in which they arose.

2.3. Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from the remeasuring of hedging instruments at fair value in the ineffective part are recognised as financial costs or income in profit or loss, in the period in which they arose.

Gains or losses on a hedged item which may be assigned to a given risk adjust the carrying amount of the hedged item and are recognised in profit or loss.

Gains and losses from the remeasuring of hedging instruments at fair value in the effective part are recognised in profit or loss in the position reflecting the changes in fair value of hedged items.

b) Cash flow hedges

Cash flow hedges:

- hedge the exposure to variability of cash flows that are attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and that
- affects reported net profit or loss.

Gains and losses arising from the remeasuring of cash flow hedges at fair value are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to profit or loss. Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects profit or loss.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the purchase cost or other carrying amount of the asset or liability.

The parent entity, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Sales Plan for a given year. These plans are prepared based on the production capabilities for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as sales, from a historical point of view, have always been realised at those levels assumed in individual Sales Plans.

2.4. Dedesignation of hedges

Derivative instruments are derecognised as hedging instruments upon their expiry, sale, termination or realisation, or when an entity withdraws the designation of a given financial instrument as a hedge. An entity may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exists that the forecasted transaction will not take place), then the profit or loss recognised in equity is immediately transferred to profit or loss.

Foreign-denominated bank loans as a future cash flow hedging transaction (currency risk management)

According to Risk Management Policy, the Company avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.

The goal of risk management is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the entity avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Loans drawn in USD are a hedge against currency risk associated with future cash flow denominated in the same currency.

Thanks to this hedging, a stable spot exchange rate is achieved for future revenues for the period of the hedge.

This hedging relationship is of a future cash flow hedging nature.

Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

2.12 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and their fair value less selling costs.

2.13 Inventories

Inventories are comprised of:
- materials,
- semi-finished products and work in progress,
- finished goods, and
- goods for resale.

Additional inventories are measured in accordance with the following principles:

- materials and goods for resale – at purchase cost,
- production wastes - at net realisable value,
- finished goods, semi-products and work in progress – at actual manufacturing cost reflecting the opening balance sheet.

Inventories disposed of are measured in accordance with the following principles:
- materials and goods for resale – at average prices based on the average weighted price of a given item,
- finished goods and semi-products - at actual manufacturing cost reflecting the opening balance sheet.

At the balance sheet date inventories are measured based on the above-mentioned principles, but not higher than the net selling price. Net realisable value is the estimated selling price in the ordinary course of business, less estimated completion costs and applicable selling expenses.

The cost of manufacturing finished products, semi-products and work in progress includes costs directly associated with a given product as well as the variable and fixed indirect costs of production. Fixed indirect costs of production are assigned assuming a normal level of usage of production capacity.

2.14 Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate, less provision for impairment.
Impairment losses on trade receivables are established when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the income statement.

All types of advances, such as for future deliveries of goods and services, for fixed assets under construction, for the acquisition of shares, and for the acquisition of intangible and other assets are recognised in other receivables.

The principles for measuring other receivables representing financial assets are presented in the point „Investments".

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the payment due.

With respect to their maturity, receivables are classified as non-current or current.

2.15 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term investments with original maturities of three months or less from the date of their creation, acquisition, or issuance and cash and cash equivalents having high liquidity.

2.16 Equity

Equity of the Group consists of:

 EXEMPTION NUMBER: 82-4639

- **share capital** of the parent entity (including registered share capital, excess of the issue over the nominal value of shares, own shares and hyperinflationary revaluation of the share capital presented as separate item of equity in the balance sheet).
- **other capital**, composed of:
  1. a revaluation reserve set at the fair value of cash flow hedging instruments in that part reflecting an effective hedge, and
  2. a revaluation reserve for the measurement to fair value of financial assets classified as available-for-sale financial assets.
- **retained earnings**, composed of:
  1. undistributed profit or uncovered loss from prior years (acumulated profit/loss from prior years),
  2. the financial result of the current financial period.

A separate item in equity is minority interests.

2.17 Liabilities

Liabilities are current obligations of entities of the Group arising from past events, whose execution, based on expectations, will cause an outflow from an entity of funds which include in themselves economic benefits.

Liabilities of the Group include:

- liabilities due to bank and other loans, and the issuance of debt securities and other financial instruments (incl. derivative instruments with a negative fair value),
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages,
- other liabilities, and
- special funds – the Company Social Fund (Zakładowy Fundusz Świadczeń Socjalnych) and the Mine Closure Fund.

Financial liabilities are divided into two categories:

1. Financial liabilities measured at fair value through profit or loss. Included in this category of financial liabilities are liabilities held for trade, and
2. Other liabilities, measured at successive balance sheet dates at amortised cost.

Financial liabilities (i.e. liabilities due to bank and other loans, debt securities, due to trade liabilities and other financial liabilities) are recognised initially at fair value, plus any transaction costs incurred. After initial recognition, an entity measures all of its financial liabilities at amortised cost, using the effective percentage rate, with the exception of:

a) financial liabilities measured at fair value through profit or loss. Such liabilities (including derivative instruments with a negative fair value), are measured at fair value, with the exception of those liabilities due to derivative instruments, which must be settled by the delivery of unquoted equity instruments, whose fair value cannot be measured reliably (they are measured at cost), and

b) financial liabilities arising when the transfer of financial assets does not qualify them for derecognition (elimination from the balance sheet), or are accounted for using the continuous involvement approach. Such liabilities are measured in the following manner:

- if the transfer of financial assets does not qualify them for derecognition because the entity retained virtually all of the risks and benefits associated with ownership of the transferred assets, then the entity continues to fully recognise the transferred assets and simultaneously recognises financial liabilities in the amount of the payments received. In further periods, the entity recognises all revenues received from the transferred assets and all expenditures incurred in respect of the financial liabilities;

 EXEMPTION NUMBER: 82-4639

- if an entity continues to recognise assets to the extent that it has an equity interest in these assets, the entity likewise recognises its related liabilities. These liabilities are measured in such a way that the net carrying amount of the transferred assets and its related liabilities: (i) represents the amortised cost of the rights and obligations retained by the entity, if the transferred assets are measured at amortised cost, or (ii) is equal to the fair value of the rights and obligations retained by the entity based on separate measurement, if the transferred assets are measured at fair value.

Liabilities not classified as financial liabilities are measured at the amount due for payment.

Financial instruments designated as hedging instruments are not included in any of the above categories.

The Company Social Fund is established in accordance with the principles described in the Act dated 4 March 1994 on Company Social Funds (with later amendments).

The Mine Closure Fund is established based on the Law on Geology and Mining, Journal of Laws Nr 27 of 1 March 1996, item 96 with later amendments, and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws Nr 108, item 951).
Based on the obligations arising from the Law on Geology and Mining, provisions for mine closure costs (described in detail in „Provisions") are created. These provisions, together with the above-mentioned fund, entirely cover the estimated costs of mine closure.

2.18 Income taxes (including deferred income tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current tax is calculated in accordance with current tax laws.
Deferred income tax is created by the application of tax rates (and laws), which based on expectations will be in force when an asset is realised or a provision is settled, assuming as a basis tax laws, which will be in force legally or factually at the balance sheet date.

Deferred income tax is recognised in the income statement for a given period, unless the deferred tax:

- ✓ relates to transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- ✓ is due to a business combination – in which case the deferred tax impacts goodwill or the excess of the fair value of net assets over the cost of the combination.

Deferred tax asset/liability are created from the amount of temporary differences between the tax base value of assets and liabilities and their carrying amount in the consolidated financial statements and unutilised tax losses. Deferred tax assets are recognised only if it is probable that an taxable income will be achieved in the future that would allow to use temporary differences including tax losses.

Deferred tax assets and deferred tax liabilities are offset if the companies of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

2.19 Employee benefits

Employees of the parent entity are entitled to the following employee benefits:

1. Retirement-disability rights:
received by employees who are entitled to retirement or disability benefits due to their incapacity to work, which condition came about as a result of their having retired or become disabled. To cover future payments of retirement-disability benefits a provision is created charged to operating costs (in the item „costs of employee benefits"). The amount of these provisions is calculated by application of appropriate actuarial methods by an independent actuary. In setting liabilities due to retirement-

disability rights, the costs of past employment are recognised using the straight-line method during the average period in which such rights were acquired. The amount of the provision is revalued at the balance sheet date.

2. Jubilee awards:
received by employees for length of service. The principles for payment of jubilee awards are described in the Collective Labor Agreements for the Employees of KGHM Polska Miedź S.A. and in appropriate regulations relating to collective remuneration systems of subsidiaries. To cover future payments of jubilee awards a provision is created. The amount of the provision is calculated by an independent actuary and is revalued at the balance sheet date. The provision is charged to operating costs (in the item „costs of employee benefits").

3. Coal equivalent payments:
a) paid to employees during their employment:
the coal equivalent payment is an entitlement from the date the employee contract is signed. The amount of the cash equivalent is set based on the average annual retail price of 1 tonne of hard coal from the prior year, as announced by GUS.
b) paid post-employment:
right to the equivalent arises from the moment a given employee retires or is placed on disability. To cover future payments of the equivalent a provision is created charged to operating costs (in the item „costs of employee benefits"). The amount of the provision is revalued at the balance sheet date and is calculated based on actuarial methods by an independent actuary.
Provisions levied at the current value of future liabilities arising from coal equivalent payments for former employees and for other persons collecting benefits on behalf of a dead employee is defined as the current value of disability annuities for the person receiving retirement or disability benefits from the date of measurement.

4. Other annual one-off employee benefits.
The parent entity of the Group participates in an Employee Retirement Plan (referred to as PPE) by making contributions on behalf of each employee who wishes to participate in an amount appropriate to that employee, based on the employee's wages. With respect to this Program KGHM has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not hold sufficient assets to cover its obligations in respect of the participants of the Program after their period of employment. Employees participate in the PPE through the so-called III pillar of employee insurance.
In addition, the parent entity and some of its subsidiaries make one-off sector wage payments (for Miner's Day and Smelter's Day) based on principles described in collective labor agreements. Costs in this respect are charged to the current financial result, matched to wages.
The employee benefits described above are fully realised by the parent entity. Their realisation in the subsidiaries however is based on individual, internal regulations and is less comprehensive than the packet of benefits functioning in KGHM Polska Miedź S.A.

2.20 Provisions

Provisions are created when the companies of the Group have a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are created in particular in respect of the following (if the above-mentioned conditions for recognising provisions are met):

- future mine closure costs after the conclusion of mining activities, costs of liquidating facilities in the copper smelters and in other facilities in cases where the law foresees the obligation to disassemble and eliminate them after the conclusion of activities and to restore the sites to the condition in which they existed prior to the activities,
- the effects of on-going court proceedings and of disputed issues,
- guarantees and security granted,

Provisions are created in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of changes in the value of money over time is significant, the amount of the provision equals the current value of the expenditure which is expected to be required to settle the obligation.

The provision for future costs of closing mines and other technological objects is created based on the estimated expected costs of liquidating such objects and of restoring their sites to the condition in which they existed prior to the activities. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts, (for mining objects), and technical-economic expertise prepared either by independent external firms or by appropriate staff within the Company.

In accordance with IAS 1 „Presentation of financial statements" provisions in the balance sheet are presented respectively as current and non-current.

Provisions are not created for future operating losses.

2.21 Recognition of income

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Revenues from sales are adjusted by the result from the settlement of derivative hedging instruments. Income is recognised in the following manner:

a) Revenues from sales of finished products, goods for resale and materials are recognised when:

- an entity has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished products and materials,
- an entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods for resale, finished products and materials sold,
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

b) Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the entity,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

c) Interest income
Interest income is recognised by the accruals principle, using the effective interest method.

d) Dividends
Income from dividends is recognised when the shareholder's right to receive payment is established.

2.22 Reporting by line of business

The activities of the Group are arranged according to criteria for a business segment, i.e. a segment which is a distinguishable component of the activities of the Group that is engaged in providing an individual product or service, and that is subject to risks and returns that are different from those of other business segments.

A geographical segment in the consolidated financial statements is a distinguishable component of the activities of the Group that is engaged in providing products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

Three segments have been identified for internal reporting purposes:

Segment I - copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;

Segment II - telecommunications and computer services – the offering of telecommunications services, telecommunications, IT and computer services;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II;

3. Risk management

The Parent Entity attempts to avoid unnecessary risk, and to limit those threats related to its basic activities to an acceptable level, which it obtains primarily through the use of hedging transactions.

KGHM Polska Miedź S.A. actively manages that risk to which it is exposed. The main goal of risk management is to minimise fluctuations in cash flow. Successful realisation of this policy is dependent primarily upon the internal situation of the Parent Entity, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the Parent Entity in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

Risk management includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk, and
- operating risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management.

Identifying primary risks

The fundamental risk to which the Parent Entity is exposed is market risk. This is comprised of:

- the risk of changes in metals prices
- currency risk
- interest rate risk

The risk of changes in metals prices

The Parent Entity is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based on primarily on average monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The accepted commercial policy is to set the base price for physical contracts as the average price of the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, there is exposure to the risk of falls in metals prices during the period from the moment of entering into the commercial contract to the moment of setting the average price from the month of delivery.

In a situation wherein a client expects that the price basis in a contract is to be defined in a non-standard way and this way is subsequently accepted, transactions are entered into (known as swaps) which swap the base price requested by the customer for the average price from the month of delivery. These transactions lead to a harmonisation of the base price applied to the physical sale of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Currency risk

The Parent Entity is exposed to the currency risk in the following manner:

It is generally accepted on commodities markets that physical contracts are concluded in USD or are denominated in USD. The functional currency for the Parent Entity however is the PLN. As a result, the

Parent Entity receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the commercial contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, there is also exposure to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

Given the actual structure of foreign currency revenues, the Parent Entity is exposed to the risk of fluctuations in exchange rates arising from the drawing of loans or other liabilities (e.g. arising from the importation of goods and services) denominated in currencies other than the USD.

Interest rate risk

The Parent Entity is exposed to the interest rates risk in the case of drawing new or refinancing existing debt.

Liquidity risk

The Parent Entity is exposed to the risk of losing financial liquidity, understood as the ability to regulate its liabilities within given timeframes. The financing of activities using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Parent Entity must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as of refinancing its debt. This risk is primarily dependent on market conditions and on evaluating the creditworthiness of KGHM Polska Miedź S.A.

Credit/investment risk

Credit risk is connected with three main areas:
- the creditworthiness of customers with whom products sales transactions are undertaken
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, hedging transactions are undertaken; and
- the creditworthiness of the entities in which investments are made, or whose securities are purchased.

Operating risk

Operating risk, representing a very broad category, comprises the remaining risk factors to which the Parent Entity is exposed, and whose existence could lead to financial loss. The main type of operating risk is related to failures in the system of internal controls, human error, improper use of information systems, or to the application of improper valuation models, and also to errors in legal interpretations, as well as to improper procedures. Exposure to operating risk occurs in all aspects of its operating business.

Principles of managing market risk

The Parent Entity uses an integrated approach to managing those risks to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging of metals prices determines the probability of achieving planned revenues from sales, which represent a hedged position for the hedging strategy on the currency market. Furthermore, the Parent Entity has significantly greater flexibility in building hedging strategies.
A consistent and gradual approach to the management of market risk is also applied. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and of revenues from sales as well as time periods extended farther into the future. As a result, it is possible to be hedged against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is possible to avoid the commitment of significant volumes or notional amounts at a single price level.

Risk measurement

The Parent Entity quantifies the amount of risk to which it is exposed and attempts to express it in a unified and complete manner, which comprises all of the various types of risk. Due to the fact that the decidedly greatest and most significant risk is that of market risk as well as to the ability to measure such risk, and therefore to express it objectively, this risk way be quantified.

The basic methods for measuring market risk are:

- scenario analysis, and
- stress tests.

Scenario analysis is based on simulations of changes in the results of the Parent entity or of changes in specific items in the Parent entity (e.g. cash flow from transactions using derivative instruments), using various levels of assumed risk factors. Scenario analysis attempts to answer the question as to what degree the value of a given position may change under normal market conditions. For this reason changes in such factors should be relatively typical from the point of view of the analysed market.

Stress tests are aimed at simulating changes in values for a given position, due to extreme changes in market factors.

Derivative instruments applied

The Parent Entity only makes use of those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In order to evaluate given market instruments, the Parent Entity uses information obtained from leading banks on a given market as well as from brokers or from information services.

In accordance with risk management policy the following types of instruments may be applied:

- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

The instruments applied may also be of a standard type (being quoted instruments), as well as of a non-standard type (over-the-counter instruments).

Risk management in the Parent Entity in the first half of 2005

The amount transferred from equity to the income statement during the financial period, as a result of the settlement of hedging instruments (in that part representing an effective hedge of the settled cash flow hedging transactions), amounted to PLN 27 357 thousand. The loss from the disposal of investments was (PLN 7 902 thousand).

In the first half of 2005 the Parent Entity implemented copper price hedging strategies of a total volume of 217.5 thousand tonnes and a timeframe falling in the second half of 2005, 2006 and the first half of 2007. The Parent Entity made use of options and swaps.
With respect to activities on the currency market, during the analysed period the company implemented strategies hedging the USD/PLN exchange rate of a notional value of 462 mln USD and a timeframe falling in the second quarter of 2005, the second half of 2005, the year 2006 and the first half of 2007. Options and forwards were used.

In the case of the silver market, in the first half of 2005 strategies were implemented hedging the price of this metal, of a total volume of 3 mln troz (appx. 93 tonnes) and a timeframe falling in the second half of 2006, using swaps.

The Parent Entity remains hedged for a portion of its copper sales planned in the second half of 2005 (appx. 28%), in 2006 (appx. 34%) and in the first half of 2007 (appx. 22%), for a portion of silver sales planned in the second half of 2005 (appx. 32%) and in 2006 (appx. 30%), as well as for a portion of revenues from sales planned to be achieved in the second half of 2005 (appx. 14%), in 2006 (appx. 24%) and in the first half of 2007 (appx. 1%).
The commodity and currency markets are continuously monitored, searching for advantageous moments to build hedging positions .
Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to the copper and silver price risk are denominated in US dollars.

Risk management in the remaining companies of the KGHM Polska Miedź S.A. Group

The remaining companies of the Group likewise possess internally-developed operating procedures for reducing exposure to certain types of market risk, in particular credit risk and liquidity risk. Adherance to these procedures in the process of selecting suppliers and clients, seeking external sources of financing and depositing free cash resources ensures these companies of minimalisation of risk in decision taking related to their business activities. Apart from the Parent Entity the companies of the Group do not enter into hedging transactions meeting the conditions for hedge accounting.

4. Important estimates and assumptions

4.1 Classification of financial instruments

In accordance with IAS 39 respecting the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments are evaluated.
Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

4.2 Measurement of provisions

1. Provisions for future employee benefits – retirement or disability rights, jubilee awards and post-employment coal equivalent payments are estimated using actuarial methods.

2. Provision for the closure of mines and other technological objects.
This provision represents the equivalent of the estimated future costs of mine closure, discounted to current value. Measurement of this provision at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by GUS (the Polish statistical agency),
b) the real discount rate calculated based on the nominal percentage rate and on the rate of inflation (a multiple of the nominal rate and inflation), where:
    - the nominal percentage rate is based on WIBOR3M published by the Reuters news service on the last day of the month in which the provision is measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,

- the rate of inflation is determined for the last 12 months (current to base period), based on data published by GUS.

3. Other non-current provisions - these are estimated using parameters applied in revaluing provisions for employee benefits.

4.3. Depreciation rate

Level of the depreciation rates is set on the basis of expected economically useful life of items of property, plants, equipment and intangible assets which are in turn related to estimated period of mines activity and other carried out activities in the geographical field or economic site.

4.4. Deferred income tax asset and deferred income tax liability.

The deferred income tax asset and the deferred income tax liability are measured by applying tax rates which, according to available forecasts, will be applied at the moment of realisation of the asset or release of the provision, using as a basis those tax laws which were in force legally or actually at the balance sheet date.

(in '000 PLN unless otherwise indicated)

5. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries

KGHM Polska Miedź S.A. – as a Parent Entity of the Group fully consolidated 24 subsidiary entities in the current period while 2 associated entities were accounted for using the equity method

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held
KGHM CUPRUM Spółka z o.o. - CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd	London	copper trading	100	100
Dolnośląska Spółka Inwestycyjna S.A.	Lubin	investment activities	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Metale S.A.	Lubin	investment activities	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electrical and heating energy	100	100
CBJ sp. z o.o.	Lubin	technical research and analysis	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS spółka z o.o.	Lubin	transportation services	100	100
Telefonia DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM CONGO S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98
KGHM Metraco sp. z o.o.	Legnica	trade, agency and representative services	98.96	98.96
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	79.51	79.51
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	100	100
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	research and control of machinery, R&D work	100	100
DKE Spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	50.33	50.33
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
WMN sp. z o.o.	Gliwice	production of sheeting	80.63	80.63
PHP "MERCUS" spółka z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	trade in food items, catering services	93.99	93.99
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	62.25	62.25
Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o.	Lubin	generation, distribution and sale of electrical and heating energy	99.8	99.8

The consolidated financial statements do not include the four subsidiaries PCPM Sp. z o.o., Aquakonrad S.A. in liquidation, Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM" and PU "Mercus Serwis" Sp. z o.o. The shares of these unconsolidated entities are presented in non-current available-for-sale financial assets and measured at cost.

The reason for exclusion is the immaterial value of the net assets of these entities and of their financial result (IAS 8 para. 8) which at 30 June 2005 was as follows:

	net assets	financial result
PCPM Sp. z o.o.	227	7
Aquakonrad S.A. in liquidation	(3 340)	(4 528)
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	23 423	810
PU "Mercus Serwis" Sp. z o.o.	638	29

During the current and comparable financial periods there were no business combinations and no joint ventures.

(in '000 PLN unless otherwise indicated)

6. Information on business segments for the period from 1 January 2005 to 30 June 2005

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	3 528 167	245 810	214 077	-	3 988 054
Inter-segment sales	64 526	2 380	658 433	(725 339)	-
Total sales	**3 592 693**	**248 190**	**872 510**	**(725 339)**	**3 988 054**
RESULT					
Segment result	1 303 820	54 875	196 921	(127 024)	1 428 592
Unallocated costs of Group as a whole	-	-	-	-	203 347
Operating profit	**-**	**-**	**-**	**-**	**1 225 245**
Financial cost - net	-	-	-	-	54 714
Share of profit of associates	-	-	-	-	103 873
Profit before income tax	**-**	**-**	**-**	**-**	**1 274 404**
Income tax expense	-	-	-	-	238 325
Profit	**-**	**-**	**-**	**-**	**1 036 079**

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	6 423 875	1 400 199	965 265	(250 443)	8 538 896
Investments in segment - in subordinated entities accounted for using the equity method	-	823 134	2 050	-	825 184
Unallocated assets of Group as a whole	-	-	-	-	519 183
Total consolidated assets					**9 883 263**
Segment liabilities	2 022 694	57 484	266 285	(142 259)	2 204 204
Unallocated liabilities of Group as a whole	-	-	-	-	1 568 103
Total consolidated liabilities	**-**	**-**	**-**	**-**	**3 772 307**
Investment expenditures	240 333	42 542	56 695	(1 292)	338 278
Depreciation on property, plant and equipment	156 919	45 985	30 292	(3 182)	230 014
Amortisation on intangible assets	5 171	2 453	1 754	(9)	9 369
Impairment of property, plant and equipment recognised in income statement	903	252	533	-	1 688
Impairment of intangible assets recognised in income statement	-	-	172	-	172
Reversal of property, plant and equipment impairment recognised in income statement	-	12	323	-	335
Other non-monetary costs	89 289	6 489	5 358	(3 076)	98 060

 EXEMPTION NUMBER: 82-4639

Information on business segments - continuation

for the period from 1 January 2004 to 30 June 2004

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	3 325 022	218 570	210 093	-	3 753 685
Inter-segment sales	40 672	2 383	499 705	(542 760)	-
Total sales	**3 365 694**	**220 953**	**709 798**	**(542 760)**	**3 753 685**
RESULT					
Segment result	1 326 063	54 463	147 777	(89 533)	1 438 770
Unallocated costs of Group as a whole	-	-	-	-	317 730
Operating profit	-	-	-	-	**1 121 040**
Financial cost - net	-	-	-	-	62 701
Share of profit of associates	-	-	-	-	84 393
Profit before income tax	-	-	-	-	**1 142 732**
Income tax expense	-	-	-	-	216 138
Profit	-	-	-	-	**926 594**

for the period from 1 January 2004 to 31 December 2004

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	5 669 970	1 406 553	956 920	(307 034)	7 726 409
Investments in segment - in subordinated entities accounted for using the equity method	-	803 786	1 309	-	805 095
Unallocated assets of Group as a whole	-	-	-	-	822 271
Total consolidated assets					**9 353 775**
Segment liabilities	2 053 946	88 660	294 201	(195 925)	2 240 882
Unallocated liabilities of Group as a whole	-	-	-	-	1 456 942
Total consolidated liabilities	-	-	-	-	**3 697 824**

for the period from 1 January 2004 to 30 June 2004

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
Investment expenditures	195 184	38 714	37 619	-	271 517
Depreciation on property, plant and equipment	153 670	44 241	27 926	(7 554)	218 283
Amortisation on intangible assets	4 463	7 238	1 597	(213)	13 085
Impairment of property, plant and equipment recognised in income statement	2 443	945	312	-	3 700
Impairment of intangible assets recognised in income statement	9	-	285	-	294
Reversal of property, plant and equipment impairment recognised in income statement	-	2	-	-	2
Other non-monetary costs	41 998	3 758	10 814	(50)	56 520

The principles of breakdown of segments are described in note nr 2 point 2.24

Inter-segment transactions are entered into under normal market conditions which also apply in relations with unrelated third parties.

(in '000 PLN unless otherwise indicated)

Information on geographical segments

	Sales for the period		Total assets at		Investment expenditures for the period	
	from 1 January to 30 June 2005	from 1 January to 30 June 2004	30 June 2005	31 December 2004	from 1 January to 30 June 2005	from 1 January to 30 June 2004
Poland	1 533 604	1 443 703	9 809 948	9 291 277	337 155	271 149
Germany	710 985	683 587	-	-	-	-
France	445 008	406 058	-	-	-	-
United Kingdom	229 358	239 718	32 311	24 479	1	-
Czech Republic	321 385	255 200	-	-	-	-
Austria	216 616	92 809	17 282	17 702	13	5
Hungary	29 497	88 267	-	-	-	-
China	244 786	150 923	-	-	-	-
Other countries	256 815	392 148	23 722	20 317	1 109	363
TOTAL:	**3 988 054**	**3 752 413**	**9 883 263**	**9 353 775**	**338 278**	**271 517**
Amount presented in consolidated financial statements	3 988 054	3 752 413	9 883 263	9 353 775	338 278	217 517

The geographical breakdown of revenues from sales reflects the end location of clients. The breakdown of total assets reflects their geographical distribution. The breakdown of total investment expenditures reflects the distribution of assets.

7. Property, plant and equipment

	At	
	30 June 2005	**31 December 2004**
Land	15 274	14 554
Land and buildings	2 851 841	2 877 388
Technical equipment and machinery	1 871 092	1 819 842
Vehicles	90 056	93 541
Other property, plant and equipment	45 857	41 490
Assets under construction	680 418	611 273
Total	**5 554 538**	**5 458 088**

(in '000 PLN unless otherwise indicated)

Property, plant and equipment – continuation

Change in property, plant and equipment in the period from 1 January 2004 to 30 June 2005

	Land	Land and buildings	Technical equipment and machinery	Vehicles	Other property, plant and equipment	Assets under construction	Total
At 1 January 2004							
Gross value	12 667	6 306 624	4 785 065	238 838	118 022	493 958	11 955 174
Depreciation (inc. impairment losses)	-	(3 421 341)	(3 107 947)	(167 378)	(83 250)	(12 005)	(6 791 921)
Net book amount	12 667	2 885 283	1 677 118	71 460	34 772	481 953	5 163 253
Changes in 2004							
Settlement of assets under construction	809	152 470	392 654	36 544	13 447	(595 924)	0
Reclassification to intangible assets	-	-	-	-	-	(51 006)	(51 006)
Settlement of assets under construction - other	-	-	-	-	-	(14 326)	(14 326)
Purchases	64	1 806	26 613	4 641	4 056	771 747	808 927
Manufactured internally	-	-	-	-	-	13 728	13 728
Donations and items freely granted	-	3 057	7	21	36	-	3 121
Acquisition of subsidiares	-	-	177	113	60	-	350
Usage based on rental, leasing agreements	-	-	1 137	-	-	-	1 137
Disposal	-	(9 316)	(1 892)	(922)	(4)	(2 908)	(15 042)
Scrapping or write-off	-	(2 445)	(5 306)	(39)	(1 097)	-	(8 887)
Donations and items freely granted	(8)	(2 031)	(1)	(25)	-	-	(2 065)
Other changes	1 022	(19 748)	(3 332)	3 498	869	808	(16 883)
Change in amount of provisions for costs of dismantling (gross value)	-	9 614	-	-	-	-	9 614
Transferal between groups	-	(33)	345	-	(312)	-	0
Depreciation	-	(139 782)	(267 284)	(21 897)	(10 337)	-	(439 300)
Impairment losses	-	(1 845)	(628)	(2)	-	-	(2 475)
Reversal of impairment losses	-	-	227	-	-	-	227
Utilisation of impairment losses	-	358	7	149	-	7 201	7 715
At 31 December 2004							
Gross value	14 554	6 384 566	4 956 294	272 607	127 949	616 077	12 372 047
Depreciation (inc. impairment losses)	-	(3 507 178)	(3 136 452)	(179 066)	(86 459)	(4 804)	(6 913 959)
Net book amount	14 554	2 877 388	1 819 842	93 541	41 490	611 273	5 458 088
Changes in 2005							
Settlement of assets under construction	530	46 033	190 239	10 047	7 631	(254 480)	0
Reclassification to intangible assets	-	-	-	-	-	(2 042)	(2 042)
Settlement of assets under construction - other	-	-	-	-	-	(6 581)	(6 581)
Purchases	-	92	8 466	896	1 590	317 314	328 358
Manufactured internally	-	-	-	-	-	13 982	13 982
Disposal	-	(206)	(306)	(175)	(74)	(34)	(795)
Scrapping or write-off	-	(1 330)	(400)	-	(10)	-	(1 740)
Reclassification to available-for-sale non-current assets or inclusion in disposal group	-	(1 318)	(851)	-	(5)	-	(2 174)
Other changes	190	(1 776)	(3 138)	(2 992)	(120)	986	(6 850)
Change in amount of provisions for costs of dismantling (gross value)	-	4 190	-	-	-	-	4 190
Transferal between groups	-	(12)	12	-	-	-	0
Depreciation	-	(72 084)	(142 030)	(11 263)	(4 637)	-	(230 014)
Impairment losses	-	(4)	(764)	-	(8)	-	(776)
Reversal of impairment losses	-	323	-	-	-	-	323
Utilisation of impairment losses	-	545	22	2	-	-	569
At 30 June 2005							
Gross value	15 274	6 427 923	5 089 580	277 075	133 919	685 222	12 628 993
Depreciation (inc. impairment losses)	-	(3 576 082)	(3 218 488)	(187 019)	(88 062)	(4 804)	(7 074 455)
Net book amount	15 274	2 851 841	1 871 092	90 056	45 857	680 418	5 554 538

(in '000 PLN unless otherwise indicated)

Property, plant and equipment cont.

The KGHM Polska Miedź S.A. Group as a lessee utilises the following property, plant and equipment based on financial leasing agreements

	At					
	30 June 2005			**31 December 2004**		
Groups of property, plant and equipment	Initial value – capitalised financial leasing	Depreciation	Net book amount	Initial value – capitalised financial leasing	Depreciation	Net book amount
Technical equipment and machinery	11 793	4 701	7 092	11 793	3 651	8 142
Vehicles	304	198	106	5 495	666	4 829
Other property, plant and equipment	4 672	260	4 412	-	-	-
Total	**16 769**	**5 159**	**11 610**	**17 288**	**4 317**	**12 971**

The KGHM Polska Miedź S.A. Group as a lessor leased out the following property, plant and equipment based on operating leasing agreements

	At							
	30 June 2005				**31 December 2004**			
	Purchase or manufacturing cost	Depreciation in the period	Accumulated depreciation	Net book amount	Purchase or manufacturing cost	Depreciation in the period	Accumulated depreciation	Net book amount
Land	2 443	-	-	2 443	2 443	-	-	2 443
Land and buildings	36 114	428	19 295	16 819	34 690	818	18 273	16 417
Technical equipment and machinery	2 299	16	2 240	58	565	18	530	35
Vehicles	179	-	179	-	179	-	179	-
Other property, plant and equipment	667	16	550	117	210	3	191	19
Total	**41 702**	**459**	**22 264**	**19 437**	**38 086**	**839**	**19 173**	**18 913**

Property, plant and equipment representing collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group

	As at	
Amount of collateral (up to amount of collateral pledged)	**30 June 2005**	**31 December 2004**
Land	20	20
Land and buildings	15 428	15 621
Technical equipment and machinery	328	1 156
Total	**15 776**	**16 797**

(in '000 PLN unless otherwise indicated)

8. Intangible assets

	At	
	30 June 2005	**31 December 2004**
R&D costs	7 583	6 755
Goodwill	701	701
Software	25 941	28 019
Acquired concessions, patents, licenses	14 099	16 207
Other	38 027	38 433
Total	**86 351**	**90 115**

Changes in intangible assets in the period from 1 January 2004 to 30 June 2005:

	R&D costs	Goodwill	Software	Acquired concessions, patents, licenses	Other	Total
At 1 January 2004						
Gross value	13 803	701	61 395	45 923	225	122 047
Amortisation (incl. impairment losses)	(6 069)	-	(33 491)	(31 662)	(104)	(71 326)
Net book amount	7 734	701	27 904	14 261	121	50 721
Changes in 2004						
Settlement of assets under construction	742	-	7 272	6 304	36 688	51 006
of which: acceptance for use of geological documentation	-	-	-	-	32 347	-
Purchases	439	-	1 768	507	1 164	3 878
Other increases	-	-	188	-	1 982	2 170
Scrapping or write-off	-	-	(3)	(10)	(295)	(308)
Other decreases	-	-	(45)	(213)	-	(258)
Amortisation	(2 160)	-	(9 065)	(4 642)	(1 227)	(17 094)
At 31 December 2004						
Gross value	14 964	701	68 047	31 304	40 185	155 201
Amortisation (incl. impairment losses)	(8 209)	-	(40 028)	(15 097)	(1 752)	(65 086)
Net book amount	**6 755**	**701**	**28 019**	**16 207**	**38 433**	**90 115**
Changes in 2005						
Settlement of assets under construction	378	-	1 626	38	-	2 042
Purchases	1 016	-	1 075	450	650	3 191
Other increases	690	-	-	-	-	690
Disposal	(99)	-	(7)	-	-	(106)
Scrapping or write-off		-	-	(3)	(167)	(170)
Other decreases	(24)	-	-	(18)	-	(42)
Amortisation	(1 133)	-	(4 772)	(2 575)	(889)	(9 369)
At 30 June 2005						
Gross value	16 899	701	70 607	31 747	39 676	159 630
Amortisation (incl. impairment losses)	(9 316)	-	(44 666)	(17 648)	(1 649)	(73 279)
Net book amount	**7 583**	**701**	**25 941**	**14 099**	**38 027**	**86 351**

At 30 June 2005 the most significant items of intangible assets in these assets of the consolidated statements of the KGHM Polska Miedź S.A. are: documentation of geological information on the "Głogów Głęboki" deposit with a carrying amount of PLN 31 647 thousand (recignised in "other intangible assets"), and documentation granting mining rights for the purpose of extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 297 thousand (recognized in "acquired concessions, patents, licenses"). The remaining depreciation period of both items of intangible assets is 49 years.

The amortisation of intangible assets utilised in the production of products or in the providing of services was recognised in the income statement as costs of sales. For other intangible assets amortisation was recognised in administrative costs.

(in '000 PLN unless otherwise indicated)

9. Investment property

	half-year 2005	full year 2004
Beginning of financial period	**9 878**	**8 716**
Changes during the financial period	**2**	**1 162**
- increase due to acquisition	2	1 049
- manufactured internally (transferred from assets under construction)	-	113
End of financial period	**9 880**	**9 878**

Direct operating costs (including repair and maintenance costs) arising from non - income generating investment property amounted during the period from 1 January to 30 June 2005 to PLN 57 thousand (for the period from 1 January to 31 December 2004 PLN 159 thousand).

The KGHM Polska Miedź SA Group owns investment property located in Warsaw and Lubin. It is composed of the rights to perpetual usufruct of land, land and buildings. The measurement of investment property to fair value was carried out by an independent professionally qualified valuer.

(in '000 PLN unless otherwise indicated)

10. Investments in associates

	half-year 2005	full year 2004
Beginning of financial period	**805 095**	**695 560**
Share of profits of associates	103 873	181 654
Disposal of associate	-	(3 367)
Change in equity due to dividend payment for prior year	(83 784)	(68 758)
Adjustment to impairment of shares	-	6
End of financial period	**825 184**	**805 095**

Share of Group in associates

	Country of incorporation	Assets	Liabilities	Revenues	Profit/loss	Interest held (%)
At 31 December 2004						
Polkomtel S.A.	Poland	7 230 528	3 135 314	5 743 870	923 603	19.61
Minova-Ksante	Poland	8 218	1 473	13 707	1 647	30.00
Naturopak Sp. z o.o.	Poland	-	76	-	(18)	27.50
		7 238 746	3 136 863	5 757 577	925 232	
At 30 June 2005						
Polkomtel S.A.	Poland	7 139 774	2 942 253	3 004 977	527 068	19.61
Minova-Ksante	Poland	2 272	1 314	8 337	1 737	30.00
		7 142 046	2 943 567	3 013 314	528 805	

The company Polkomtel S.A., in which the Group owns a 19.61% interest, is an associated entity which is accounted for using the equity method. The Group had a significant influence due to the fact that, according to the articles of association of Polkomtel and the shareholders agreement, without the acceptance of Supervisory Board members designated by KGHM, resolutions concerning the operating strategy of Polkomtel which in turn determine operational and financial policy cannot be adopted.

The consolidated financial statements of the KGHM Polska Miedź S.A. Group did not use the equity method to account for the shares of the associate PHU Mercus Bis Sp. z o.o. due to the insignificant value of its net assets (PLN 576 thousand) as well as of the financial result of the company (PLN 188 thousand). The Group presents the shares of this company in available-for-sale financial assets, measured at cost.

11. Available-for-sale financial assets

	At	
	30 June 2005	**31 December 2004**
Non-current available-for-sale financial assets	**31 922**	**31 816**
- shares in unconsolidated subsidiaries	10 322	10 215
- shares in other unquoted companies	18 540	18 540
- state treasury bonds	3 053	3 054
- other	7	7
Current available-for-sale financial assets	**6 029**	**-**
- debt financial instruments (state treasury bills)	6 029	-
Total available-for-sale financial assets:	**37 951**	**31 816**

Change in balance of available-for-sale financial assets

	half-year 2005	**full year 2004**
Beginning of financial period	**31 816**	**31 120**
Acquisitions	6 367	1 598
Impairment losses recognised in the income statement - net	-	(526)
Disposals	(263)	(514)
Other changes	31	138
End of financial period	**37 951**	**31 816**

The main area of investment of the Group in available-for-sale financial assets is in the shares of unquoted companies. Included in this category are shares in unconsolidated subsidiaries due to their immaterial impact on the financial statements of the Group. Shares included in the category of available-for-sale financial assets have no set maturity or interest, and no active market exists for them, due to which the Group is not able to determine a reasonable range within which fair value may be located.

Also included in the category of available-for-sale financial assets are state treasury bonds and bills. State treasury bonds in the amount of PLN 3 053 thousand were measured by applying a variable, market-based interest rate, and therefore their carrying amount is equal to their fair value. Due to this variability in the interest rate there exists the risk of variability of cash flow. Interest is paid quarterly. Treasury bills in the amount of PLN 6 029 thousand, which are treated as a current investment, have a fixed interest rate of 5.15 %, due to which they are exposed to the risk of changes in fair value. Both state treasury bonds and bills may be redeemed before their maturity by the State Treasury.

12. Held-to-maturity investments

	At			
	30 June 2005		31 December 2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current held-to-maturity investments:	**46**	**46**	**37 320**	**50 027**
- other securities	46	46	37 320	50 027
Current held-to-maturity investments:	**5 353**	**5 353**	**5 789**	**5 789**
- commercial bonds	5 353	5 353	5 789	5 789
Total held-to-maturity investments:	**5 399**	**5 399**	**43 109**	**55 816**

Change in held-to-maturity investments

	Carrying amount	
	half-year 2005	full year 2004
Beginning of financial period	**43 109**	**53 441**
Reclassification of shares in AIG to category at fair value through profit or loss at 1 January 2005	(37 274)	-
Acquisitions	21 576	35 613
Accrued interest at effective interest rate	33	54
Disposal, redemption of shares	(22 045)	(45 991)
Other changes	-	(8)
End of financial period	**5 399**	**43 109**

Within the category of held-to-maturity investments, the Group holds bonds of the following firms: Nestle Waters PLN 2 363 thousand, FCE Credit Polska PLN 1 499 thousand and CARREFOUR PLN 1 490 thousand. These bonds are purchased with a discount. The effective interest rates for these securities are respectively 5.40%; 5.20% and 4.95%. Due to ownership of these bonds the Group is exposed to credit risk due to the possibility that the issuers will fail to redeem them. This type of risk is limited by the diversification of investments in debt bonds and by the short term nature of these investments. Also related to these bonds is interest rate risk. If the Group were to decide to sell these bonds prior to maturity, the cash inflow would be different than that at the maturity date. Nonetheless, the classification of bonds to the category of held-to-maturity investments indicates their intended use and the possibility of realising these investments at maturity.

Until the end of 2004 held-to-maturity investments also included investment in the AIG Emerging Europe Infrastructure Fund, which is held by the Parent Entity. During the work on implementing IAS it was decided to take advantage of the possibility of changing the presentation and recognition of certain financial instruments and, as a result, it was decided to classify the shares in the AIG fund to financial assets at fair value through profit or loss. This change was carried out at 1 January 2005, which is the date of transition to IAS 32 and IAS 39. Detailed information in this regard is presented in note nr 44. At 31 December 2004 this investment was measured at cost less impairment loss, and amounted to PLN 37 274 thousand.

13. Derivative financial instruments

All derivative instruments have been recognised in the balance sheet at fair value.

Type of financial instrument	Volume/ Nominal amount Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Average weighted price/exchange rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	At 30 June 2005 Financial assets	At 30 June 2005 Financial liabilities	At 31 December 2004 Financial assets	At 31 December 2004 Financial liabilities
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	30	2 867	3 138	(16 667)	-	(57 510)
Collar contracts	141	2505 - 2820	21 587	(201 372)	12 787	(138 817)
Bought put options	-	-	-	-	117	-
TOTAL	-	-	24 725	(218 039)	12 904	(196 327)
Silver						
Swaps – exchange of floating prices for fixed	15 525	6.5389	6 179	(40 325)	7 412	(53 693)
Currency						
Forwards - sale	82 500	3.3237	238	(3 645)	76 581	-
Bought put options	90 000	3.1250	3 200	-	-	-
Collar contracts	127 500	3.6205 – 3.8913	48 229	(5 739)	58 642	(2)
TOTAL	-	-	51 667	(9 384)	135 223	(2)
HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	98	2 687	17 754	(3 292)	-	-
Collar contracts	68	2390 - 2911	31 366	(34 410)	19 328	(29 951)
TOTAL	-	-	49 120	(37 702)	19 328	(29 951)
Silver						
Swaps – exchange of floating prices for fixed	3 000	7.2010	-	(404)	1	(14 166)
Currency						
Forwards - sale	60 000	3.3498	469	(1 855)	-	-
Bought put options	60 000	3.1250	4 138	-	-	-
Collar contracts	72 000	3.2043 – 3.5755	7 073	(7 018)	-	-
TOTAL	-	-	11 680	(8 873)	-	-
Total hedging instruments			143 371	(314 727)	174 868	(294 139)

* The Parent Entity makes use of commodity hedging instruments, in which the assets bases are the average monthly copper prices from the London Metal Exchange and the average monthly silver prices from the London Bullion Market. These are settled on the second working day of the following month. This means that hedging instruments related to the month of June 2005 are settled on 5 July 2005. At the balance sheet date they should therefore be measured at fair value and recognised in the list of hedging instruments. On the other hand, accounting principles state that the effective part of settled cash flow hedging transactions should be transferred from equity to the income statement during the financial period in which the hedged positions were realised. This means that the effective part of June commodity transactions have already been transferred from equity to the income statement, despite the fact that they were only settled on 5 July 2005. The result from settlement of the effective part of these transactions therefore is included in the amount of (PLN 27 357 thousand), which was transferred from equity. These principles relate to: copper collar contracts (volume: 10 250 tonnes, average weighted price: 2439 – 2776 USD/t and fair value (PLN 25 670 thousand)) and swap contracts – an exchange of floating silver price for a fixed price (volume 1 425 000 troz, average weighted price: 5.6028 USD/troz and fair value (PLN 8 142 thousand)).

Type of financial instrument	Volume/ Nominal amount Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Average weighted price/exchange rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	At 30 June 2005 Financial assets	At 30 June 2005 Financial liabilities	At 31 December 2004 Financial assets	At 31 December 2004 Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps - exchange of fixed prices for floating	-	-	-	-	-	(8 161)
Swaps – exchange of floating prices for fixed	-	-	-	-	9 244	-
Sold put options	123	2 033	-	(2 075)	-	(1 400)
Bought call options	-	-	-	-	4 241	-
Sold call options	-	-	-	-	-	(27 512)
TOTAL				(2 075)	13 485	(37 073)
Silver						
Swaps – exchange of floating prices for fixed	14 225	5.1545	-	(96 763)	-	(83 992)
Swaps - exchange of fixed prices for floating	14 225	5.1262	98 111	-	86 677	-
Sold put options	600	5.6000	-	(152)	-	-
Sold call options	4 200	6.2500	-	(13 504)	-	(19 037)
TOTAL			98 111	(110 419)	86 677	(103 029)
Currency						
Sold forwards	-	-	-	-	210 397	-
Bought forwards	-	-	8	-	-	(142 382)
TOTAL	-	-	8	-	210 397	(142 382)
INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps - exchange of fixed prices for floating	9	2 626	1 917	-	-	-
Swaps – exchange of floating prices for fixed	9	2 626	-	(1 917)	-	-
Bought call options	9	2 998	3 522	-	-	-
Sold call options	9	2 998	-	(3 522)	-	-
Bought put options	3	2 300	1 318	-	-	-
Sold put options	11	2 086	-	(2 047)	-	(3 777)
TOTAL			6 757	(7 486)		(3 777)
Silver						
Swaps – exchange of floating prices for fixed	-	-	-	-	-	(27 747)
Swaps - exchange of fixed prices for floating	-	-	-	-	28 047	-
Sold put options	-	-	-	-	-	(468)
TOTAL	-	-	-	-	28 047	(28 215)
Total instruments held for trading			104 876	(119 980)	338 606	(314 476)

Presentation of balances of derivative instruments in the balance sheet

	At	
	30 June 2005	31 December 2004
Non-current assets	60 800	19 329
Current assets	187 447	494 145
Total assets:	**248 247**	**513 474**
Non-current liabilities	46 979	44 117
Current liabilities	387 728	549 546
Total liabilities:	**434 707**	**593 663**

In accordance with accepted accounting principles, the KGHM Polska Miedź S.A. Group presents derivative hedging instruments with a maturity exceeding 12 months from the balance sheet date in non-current assets and non-current liabilities. A portion of current derivative hedging instruments are recognised respectively in current assets and current liabilities.

Credit risk related to transactions hedging metals prices and currency rates in the Parent Entity

Metals prices and exchange rates hedging transactions are primarily entered into by the Parent Entity. Of these transactions the maximum amount exposed to credit risk at 30 June 2005 is:
PLN 186 468 thousand (negative balance from the measurement of hedging transactions) of which:
PLN 248 239 thousand are financial assets
PLN 434 707 thousand are financial liabilities.

KGHM Metraco S.A. also hedges an insignificant percentage of its receivables denominated in foreign currencies by using derivative trade instruments, and at 30 June 2005 presented financial assets due to derivative trade instruments in the amount of PLN 8 thousand.

Hedging transactions are related to the following areas of credit risk concentration:
1. Entities with which hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 14 % (copper and silver price hedging transactions) to 29 % (currency rate hedging transactions).
2. Entities with which hedging transactions are entered into are European and American financial institutions (mainly banks).
3. From the point of view of creditworthiness, the financial institutions with which KGHM Polska Miedź S.A. enters into the above transactions have high levels of credit rating. The majority of these possess a BBB+ rating according to Fitch, an A or B rating according to Moody's, while one of the banks received a rating of AA (according to S&P). An exception to this is two banks which do not possess individual ratings, although in the near future one of them will become a branch of a bank possessing an AA - rating (according to S&P), while the liabilities of the other bank are guaranteed by a bank with an AA - rating (according to S&P).

With respect to diversification, both as respects the entities themselves as well as their geographical distribution, as well as with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to the hedging transactions entered into by KGHM Polska Miedź S.A.

Additionally, framework agreements are entered into on the net settlement of hedging transactions entered into in order to limit cash flow and to limit credit risk to the level of the positive balance of the measurement of hedging transactions with a given client.

(in '000 PLN unless otherwise indicated)

Measurement of fair value

The fair value of open derivative instruments at the balance sheet date was set in accordance with the description included in note nr 2 point 2.11 to the financial statements.

CASH FLOW HEDGING INSTRUMENTS

The Parent Entity recognises cash flow hedging instruments in accordance with the principles presented in the Note nr 2 point 2.11 of the consolidated financial statements. These principles foresee the transfer to equity of the effective part of the result from valuation of hedging transactions in the period during which such transactions were designated as a hedge of future cash flow. The amounts recognised in equity in this regard are later transferred to the income statement at the moment the hedged transactions are realised.

The tables below present respectively the balances and changes in equity due to recognision of the effective part of the result from the measurement of instruments designated as cash flow hedges.

Amounts recognised in equity	At 30 June 2005	At 31 December 2004
Equity from the revaluation reserve – commodity price risk hedging transactions (copper and silver)	(170 803)	(117 467)
Equity from the revaluation reserve – exchange rate risk hedging transactions –forwards and options transactions	40 221	207 467
Equity from the revaluation reserve – exchange rate risk hedging transactions –foreign-denominated credit	115 573	128 251
Total equity from the revaluation reserve	(15 009)	(218 251)

The effectiveness of financial hedging instruments applied by the parent entity during the financial period is evaluated and measured by comparing changes in the forward prices of hedged positions with the prices of forward contracts or – in the case of options hedges – based on changes in the internal prices of the options.

Gains or losses on cash flow hedging instruments recognised directly in equity	half-year 2005	full year 2004
Accumulated result achieved on cash flow hedging instruments at the beginning of the financial period	218 251	(370 028)
Amount recognised in equity in the current financial period due to effective hedging transactions	(205 903)	(323 015)
Amount transferred from equity to the income statement in the financial period	(27 357)	911 294
Result on cash flow hedging instruments accumulated in equity at the end of the financial period	**(15 009)**	**(218 251)**

14. Other financial assets at fair value through profit or loss

At the balance sheet date the Group included in assets at fair value through profit or loss shares in the investment fund AIG Emerging Europe Infrastructure Fund L.P. These assets were classified to this category at inception, beginning from 1 January 2005. The shares in this fund at fair value at the balance sheet date amounts to PLN 78 643 thousand (at 31 December 2004 these assets were recognised in the category of held-to-maturity investments). At 31 December 2004 in the category of financial assets at fair value through profit or loss no other financial instruments were recognised.

Change in financial assets at fair value through profit or loss

	half-year 2005
Beginning of the financial period	-
Reclassification of shares in AIG at cost from the category of held-to-maturity investments at 1 January 2005	37 274
Difference from valuation to fair value of shares in AIG at 1 January 2005	12 707
Purchase (acquisition of new shares)	1 051
Difference from valuation to fair value at the balance sheet date	38 599
Disposal	(10 988)
End of the financial period	**78 643**

(in '000 PLN unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

15. Trade and other receivables

	At 30 June 2005	At 31 December 2004
Current trade and other receivables		
Trade receivables	555 949	560 828
Loans granted	1 157	190
Other non financial receivables, of which:	245 042	357 085
- tax, social and health insurance, other items	153 433	271 877
Prepayments	106 688	54 686
Provision for impairment of receivables	(120 190)	(162 546)
Current trade and other receivables, net	**788 646**	**810 243**
Non-current trade and other receivables		
Trade receivables	2 745	3 291
Other non-financial receivables	3 567	3 951
Prepayments, of which	12 599	8 375
- perpetual usufruct of land recognised as an operating lease	7 552	8 032
Provision for impairment of non-current receivables	(853)	(872)
Non-current trade and other receivables, net	**18 058**	**14 745**
Total non-current and current trade and other receivables, net	**806 704**	**824 988**

Trade and other receivables are measured at amortised cost using the effective interest method less provision for impairment. The carrying amount of receivables approximates their fair value. Trade receivables with a maturity of up to 12 months from the date of their arising are not discounted.

Provision for impairment of trade and other receivables

	half-year 2005	full year 2004
Provision for impairment at the beginning of the period	**163 418**	**169 701**
Provision for impairment charged to costs of sales and general administrative costs (note nr 29)	10 334	20 883
Reversal of provision for impairment charged to costs of sales (note nr 29)	(47 302)	(25 176)
Provision for impairment used during the period	(5 407)	(1 990)
Provision for impairment at the end of the period	**121 043**	**163 418**

Nature of provision for impairment of trade and other receivables, recognised in profit or loss	half-year 2005	full year 2004
- provision for impairment of receivables estimated as unrecoverable	8 829	15 967
- provision for impairment of receivables questioned by debtors	1 464	4 467
- provision for impairment of receivables from debtors in a state of liquidation or insolvency	41	449
Total provision for impairment in the financial period	**10 334**	**20 883**

(in '000 PLN unless otherwise indicated)

The KGHM Polska Miedź S.A. Group possesses receivables whose transferral does not qualify them for exclusion from the balance sheet due to the fact that it continues to be exposed to all of the risk and to enjoy all of the benefits associated with these assets. This relates to trade receivables subject to a partial factoring agreement entered into between KGHM Polska Miedź SA and the bank Pekao Faktoring Spółka z o.o. with its registered head office in Lubin. With this type of factoring there exists the risk that the debtor will fail to make payment on the amount of the liabilities to the factor (bank). Should the debtor fail to execute his liabilities, the burden of payment of the amount of the bank balance to the the factor (bank) would fall on KGHM Polska Miedź S.A., while the Company simultaneously has the right to demand payment of these liabilities from the debtor. As a result the Company at the balance sheet date continues to recognise the amount of PLN 6 923 thousand (at 31 December 2004 PLN 26 793 thousand). Also recognised were liabilities in an amount equal to that of the retained receivables.
The KGHM Polska Miedź S.A. Group possesses receivables which have been pledged as collateral for the repayment of bank loans in a current account. The amount of the collateral pledged at the balance sheet date amounts to PLN 5 755 thousand (at 31 December 2004 PLN 2 312 thousand).

Trade receivables

Credit risk

The net carrying amount of trade receivables from other entities amounts to PLN 496 650 thousand, of which over 70 % is attributable to the Parent Entity (PLN 355 112 thousand). The Parent Entity continuously monitors the creditworthiness of its clients, in particular those to whom it has granted more lengthy payment periods (from 30 to 60 days). In addition, a significant part of the products sales transactions of the Parent Entity are made based on prepayments, and furthermore KGHM Polska Miedź S.A. employs a variety of security in the form of guarantees received, blocks placed on current accounts or other forms of security. Buyer's credit is received only by those who are proven, long term clients, while sales of products to new clients is always secured. For many years KGHM has been working with a large number of clients, which are highly diversified as respects their geographical distribution, in respect of which a large proportion of export sales are made on the west European market to renowned companies. Therefore, in the opinion of the Company, given the large diversity in the character of its clients as well as their geographical distribution, there is not a significant concentration of credit risk.

The available historical data as well as years of experience in working with clients also indicates a low level of credit risk in this regard.

The following 20% of the balance of trade receivables is comprised of the following companies: Telefonia DIALOG S.A. PLN 34 523 thousand, KGHM Metraco Sp. z o.o. PLN 20 429 thousand, KGHM Polish Copper Ltd. PLN 16 510 thousand, Pol-Miedź Trans Sp. z o.o. PLN 12 551 thousand, PeBeKa S.A. PLN 11 262 thousand, WMN Gliwice PLN 7 922 thousand.
These companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecoms services, and consequently there is no concentration of credit risk in any sector. For this same reason there is also no geographical concentration of clients, although the majority of services and products are offered to Polish customers. Nevertheless, this sector differentiation results in their being strongly dispersed. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the data of an entity includes both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive variability in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

As a result the KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk is low that there will not be cash flows to the Group due to trade receivables.

(in '000 PLN unless otherwise indicated)

Currency risk

The companies of the KGHM Polska Miedź S.A. Group enter into contracts with foreign entities, and therefore have receivables denominated in foreign currencies. At the balance sheet date these were the following amounts (gross): USD 15 147 thousand (at 31 December 2004, USD 30 837 thousand), EUR 20 988 thousand (at 31 December 2004, EUR 16 869 thousand) and GBP 3 837 thousand (at 31 December 2004, GBP 3 314 thousand). Income denominated in foreign currencies is invoiced based on the average NBP exchange rate from the issue date of the invoice. Payments are executed at the buy rate of the bank to which payments are made. As a result the Group is exposed to changes in the PLN rate in relation to contracts denominated in foreign currencies, and consequently to variability in cash flow. Changes in foreign currency rates may impact the revenues of the Group both positively (if the PLN weakens), as well as negatively (if the PLN strengthens). The Parent Entity employs derivative currency instruments in order to hedge itself against cash flow variability caused by variability in exchange rates in those currencies in which its contracts are denominated, and therefore the exposure to currency risk is significant for amounts which are not hedged.
The principles of hedging against changes in exchange rates are described in note nr 3, Risk management.

Price risk

The revenues of the Parent Entity are exposed to price risk due to the fact that the prices of the products it sells are based on market quotations, and are therefore characterised by high variability. As a result, the Parent Entity enters into hedging instrument contracts in order to hedge itself against cash flow variability caused by fluctuations in copper prices on global markets. Revenues which are not hedged are exposed to price risk. The principles of hedging against changes in copper and silver prices are described in note nr 3, Risk management.

Granted loans

The balance of loans granted by the Group at 30 June 2005 amounted to PLN 1 157 thousand and is the maximum amount of loss to which the Group is exposed should a borrower fail to meet its credit obligations (exclusive of the fair value of the assumed collateral).

The effective interest rate at 30 June 2005 for loans granted in PLN amounted to 5.37%, 6.75% and 16.30% (as at 31 December 2004 it amounted to 5.095% and 6.75%)

(in '000 PLN unless otherwise indicated)

16. Inventories

	At	
	30 June 2005	**31 December 2004**
Materials	81 874	83 892
Semi-finished products and work in progress	894 261	754 506
Finished products	184 875	152 176
Goods for resale	62 806	43 737
Total carrying value of inventories:	1 223 816	1 034 311

Write-down of inventories in the financial period	**half-year 2005**	**full year 2004**
Write-down of inventories recognised in costs of sales (note nr 29)	(782)	(2 774)
Reversal of write-down recognised in costs of sales (note nr 29)	23	56

Reversal of the write-down was made due to the sale of goods for resale subject to revaluation at pre-revaluation prices.

At 30 June 2005 collateral pledged for the payment of liabilities is represented by inventories valued at PLN 13 067 thousand

During the financial period the cost of inventories recognised in the item "cost of sales" amounted to PLN 2 487 080 thousand.

17. Cash and cash equivalents

	At 30 June 2005	At 31 December 2004
Cash in hand	618	448
Cash at bank	82 294	68 559
Other cash	512	2 731
Other financial asset payable within 3 months from the date of their purchase	866 793	451 436
Total cash and cash equivalents	**950 217**	**523 174**
Restricted cash and cash equivalents	42 545	29 926

Other financial assets with maturity to 3 months from purchase date are composed of current deposits amounted to PLN 824 344 thousand (PLN 451 338 thousand at 31 December 2004), debt securities amounted to PLN 42 323 thousand and interest on financial assets payable or due within 3 months in amount PLN 126 thousand (PLN 98 thousand at 31 December 2004).

The most important part of restricted cash and cash equivalents is represented by the social fund (Zakładowy Fundusz Świadczeń Socjalnych) in the amount of PLN 20 987 thousand (PLN 17 059 thousand at 31 December 2004). A significant amount is represented by the mine closure fund (Fundusz Likwidacji Zakładów Górniczych) in the amount of PLN 19 416 thousand (PLN 10 298 thousand at 31 December 2004). Other items do not significantly impact the balance of restricted cash and cash equivalents.

The effective interest rate of current bank deposits in the first half of 2005 amounted to:
a) for bank deposits in PLN from 4.2887% to 4.9377%,
b) for bank deposits in USD from 2.9423% to 3.3032%
c) for bank deposits in EUR from 1.9181% to 2.0201%
d) for bank deposits in GBP 4.6016%

The average maturity period for deposits amounts to:
a) for bank deposits in PLN 2.6 days
b) for bank deposits in USD 2.1 days
c) for bank deposits in EUR 1.44 days
d) for bank deposits in GBP 4 days

The effective interest rate of current bank deposits in 2004 amounted to:
a) for bank deposits in PLN from 5.4393% to 6.8093%
b) for bank deposits in USD from 1.9180% to 2.1730%
c) for bank deposits in EUR from 1.8161% to 2.0199%

Average maturity period for deposits amounts to:
a) for bank deposits in PLN, 5.89 days
b) for bank deposits in USD and EUR, 4 days

Cash and cash equivalents as presented in the cash flow statement and in the balance sheet are identical

Collateral pledged on cash and cash equivalents

The carrying amount of cash and cash equivalents representing collateral pledged to the repayment of liabilities is represented by the amount of PLN 270 thousand (PLN 270 thousand at 31 December 2004). The subject of the pledge is a bank guarantee without time limit granted for customs liabilities.

18. Share capital

	Registered share capital	Share capital from revaluation to hyperinflationary conditions at the date of transition of the Group to IAS	Total
At 1 January 2004	2 000 000	5 413 573	**7 413 573**
At 31 December 2004	2 000 000	5 413 573	**7 413 573**
Coverage of the effects of revaluation of share capital transferred to retained earnings	-	(5 413 573)	**(5 413 573)**
At 30 June 2005	2 000 000	-	**2 000 000**

The ultimate number of ordinary shares as defined by the statutes amounts to 200 million ordinary shares with a face value of PLN 10 per share. All shares issued are fully paid. The parent entity has not issued preference shares and is not in possession of its own shares.

At 30 June 2005 shareholders of KGHM Polska Miedź S.A. who owned a number of votes representing 5% or more of the share capital, and granting the right to 5% or more of the total number of votes at the General Shareholders Meeting, in accordance with information received by the Company under art. 147 of the Law on the Public Trading of Securities, were as follows:

Shareholder	Shares held (same number of votes)	% of share capital held (same number of votes)
State Treasury *	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)**	10 013 016	5.01%

**Based on an announcement dated 12 January 2001*
*** Based on an announcement dated 11 May 2005. Based on information received on a quarterly basis from the depositary bank, the number of depositary receipts issued as at 30 June 2005 amounted to 5 893 255, representing 11 786 510 shares and 5.89% of all issued shares.*

After the balance sheet date the Parent Entity received the following information under art. 147 of the Law on the Public Trading of Securities on changes in significant packets of shares:

- dated 12 July 2005 – in which Lansdowne Partners Limited announced that Lansdowne Partners Limited Partnership, on behalf of the fund which it manages, controls 10 572 441 shares of KGHM Polska Miedź S.A., representing 5.29 % of the share capital of the Company and granting the right to the same number of votes;
- dated 4 October 2005 – in which JPMorgan Chase & Co announced that it owns directly or indirectly through its subsidiaries (J.P. Morgan Securities Ltd. J.P. Morgan Fleming Asset Management (Japan) Limited and JP Morgan Asset Management (UK) Limited) shares of KGHM Polska Miedź S.A., granting it the right to 10 051 640, i.e. 5.02% of the total number of votes, of which 945 716, i.e. 0.47 % represent ordinary share votes, and 9 105 924, i.e. 4.55 % represent GDR votes. The depositary bank in the depositary receipt program of the Company, in whose account those shares representing the basis of the issued GDRs are held, is Deutsche Bank Trust Company Americas.

19. Other equity

	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other equity
At 1 January 2004	**383**	**(262 491)**	**(262 108)**
Gains/losses on the fair value of available-for-sale financial assets	9	-	9
Impact of cash flow hedging	-	28 935	28 935
Deferred income tax	-	(21 599)	(21 599)
Total income/expenses directly recognised in equity	**9**	**7 336**	**7 345**
At 30 June 2004	**392**	**(255 155)**	**(254 763)**
At 1 January 2005	**399**	**201 151**	**201 550**
Impact of cash flow hedging	-	(233 261)	(233 261)
Deferred income tax	-	41 911	41 911
Total income/expenses directly recognised in equity	-	(191 350)	(191 350)
Other changes	(17)	-	(17)
At 30 June 2005	**382**	**9 801**	**10 183**

20. Retained earnings

In accordance with the statutes of the Parent Entity, distributable profit is that profit arising from the separate financial statements of KGHM Polska Miedź S.A., and at 31 December 2004 amounted to PLN 1 397 169 thousand. On 2 August 2005 dividend amounted to PLN 400 000 thousand was paid. Meanwhile, in the first half of 2005 the Parent Entity earned a profit of PLN 1 018 582 thousand.

21. Trade and other payables

	At	
	30 June 2005	**31 December 2004**
Non-current trade and other payables		
Trade payables	6 493	9 551
Other financial liabilities	273	-
Other non-financial liabilities	-	281
Accruals	5 231	5 777
Total non-current trade and other payables	**11 997**	**15 609**
Current trade and other payables		
Trade payables	359 714	510 177
Liabilities due to taxation and social insurance	201 392	199 057
Other financial liabilities	471 609	128 976
Other non-financial liabilities	54 978	59 891
Special funds	96 559	73 191
Accruals	265 481	183 196
Total current trade and other payables	**1 449 733**	**1 154 488**
Total non-current and current trade and other payables	**1 461 730**	**1 170 097**

Trade payables are recognised in the balance sheet at amortised cost, using the effective interest rate. The carrying amount of payables approximates their fair value. Current trade payables are not discounted.

Accruals consist of one paid remuneration paid in a second half of 2005 after the approval of the Annual Financial Statements amounted to PLN 200 931 thousand (PLN 126 133 thousand at 31 December 2004) and settlement from unutilized holidays amounted to PLN 19 338 thousand (18 629 thousand at 31 December 2004).

(in '000 PLN unless otherwise indicated)

22. Borrowings

	At	
	30 June 2005	**31 December 2004**
Non-current	**56 389**	**53 781**
Bank loans	3 313	-
Loans	25 646	23 260
Liabilities due to financial leasing	27 430	30 521
Current	**304 443**	**273 074**
Bank loans	290 098	258 051
Loans	8 223	7 752
Liabilities due to financial leasing	6 122	7 271
Total	**360 832**	**326 855**

The fair value of bank and other loans drawn approximates their carrying amount.

 EXEMPTION NUMBER: 82-4639

Other financial liabilities - nature of financial instruments

Borrowings at 30 June 2005

Name of financing entity	Currency of bank loan	Amount of bank loan at balance sheet date in '000 in foreign currency	in PLN	Interest	Maturity	Collateral pledged
Bank Pekao S.A. Warsaw	PLN	-	6 501	WIBOR 1M	30.06.2006	registered pledge on medical equipment
Bank Spółdzielczy Polkowice	PLN	-	1 197	NBP bill of exchange rediscount rate + a margin of 0.8%	09.08.2005	- proxy rights to bank accounts, - civil pledge by DSI S.A. in Lubin up to PLN 2 million, - transfer of ownership rights to assets valued at PLN 328 thousand together with surrender of rights to an insurance policy.
Bank Spółdzielczy Polkowice	PLN	-	3 000	NBP bill of exchange rediscount rate + a bank margin of 0.8%	17.08.2005	- own bill of exchange in blanco pledged by DSI S.A. in Lubin up to PLN 3 million, - proxy rights to bank accounts, - mortgage to perpetual usufruct of land and real estate up to PLN 600 thousand together with surrender of rights to an insurance policy.
BRE S.A. O/Wrocław	EUR	1 000	4 040	EURIBOR 1M + a bank margin of 1%	25.03.2010	- contractual mortgage, - real estate mortgage; - bill of exchange in blanco with bill of exchange declaration; - proxy rights to bank account; - surrender of rights to insurance policies
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej we Wrocławiu	PLN	-	33	3.00%	30.10.2005	- bill of exchange in blanco; - transfer of ownership rights to property.plant and equipment
BANK HANDLOWY w WARSZAWIE	PLN	-	3 187	1 M WIBOR + 0.5%	05.09.2005	- surrender of receivables due to the sale of copper scrap to HM Legnica
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej we Wrocławiu	PLN	-	750	6%	16.11.2006	- bill of exchange in blanco pledged by FIK METALE S.A.
Bank Pekao S.A. Warsaw	PLN	-	1 500	WIBOR 1M dated 28 October 2004 + a bank margin of 0.7p.p.	27.10.2005	- proxy rights to bank accounts held in Bank Pekao S.A. - declaration on submitting to execution; - letter of comfort
Bank BPH S.A. O/Legnica	PLN	-	1 778	WIBOR 1 M + a bank margin of 1%	30.06.2006	- own bill of exchange, - surrender of receivables of the divisions and companies of KGHM, - registered pledge, - proxy rights to bank accounts in the bank BPH
Wojewódzki Fundusz Ochrony Środowiska we Wrocławiu	PLN	-	7 000	4.00%	16.12.2008	- bill of exchange in blanco, - registered pledge gas dedusting installations for the anode furnaces, - surrender of rights to an insurance policy on assets created as a result of the refinancing of an investment
Narodowy Fundusz Ochrony Środowiska w Warszawie	PLN	-	4 000	0.5 bill of exchange rediscount rate, set annually by the NBP	30.06.2006	- own bill of exchange in blanco, - borrower declaration on submitting to execution of a loan agreement,
Bank Pekao S.A. Warsaw	USD	50 000	167 588	1M LIBOR+ a margin of 0.45%	21.12.2005	- declaration on submitting to execution
BRE Bank S.A. (I tranche of bank loan) Warsaw	USD	10 000	33 461	1M LIBOR+ a margin of 0.47%	22.11.2005	- bill of exchange mortgage in blanco
BRE Bank S.A. (II tranche of bank loan) Warsaw	USD	15 000	50 586	1M LIBOR+ a margin of 0.47%	31.10.2005	- bill of exchange mortgage in blanco
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej w Warszawie	PLN	-	13 481	0.6% - bill of exchange rediscount rate	30.10.2012	- bill of exchange in blanco pledged by KGHM Polska Miedź S.A.
ZUW Sp. zo.o. Lubin	PLN	-	223	7%	30.06.2006	- no security
Wojewódzki Fundusz Ochrony Środowiska we Wrocławiu	PLN	-	8 415	4%	16.09.2010	- own bill of exchange in blanco, - borrower declaration on submitting to execution of a loan agreement,
Total current borrowings			**306 740**			

Of the total amount of drawn borrowings in the balance sheet, the non-current amount is PLN 28 959 thousand, while the current amount is PLN 277 781 thousand.

The effective interest rate for a bank loan issued by Pekao S.A. in the amount of 50 000 thousand USD is 3.55%.

The effective interest rate for a bank loan issued by BRE Bank S.A. in the amount of 25 000 thousand USD (I and II tranche) is 3.78%.

In the case of other bank loans the effective interest rates are the nominal rates which are presented in the above table.

The bank loans granted by Bank Pekao S.A. in Warsaw and BRE Bank SA in USD and EURO expose the Group to currency risk, as fluctuations in the exchange rates of the currencies in which such bank loans were drawn causes an increase or decrease in liabilities, irregardless of changes in interest rates or in installment payments on bank loan.

Most of the bank loans drawn by companies of the Group bear interest rates based on variable interest rates. Most of these bear an interest rate based on 1M WIBOR, or on the NBP bill of exchange rediscount rate, with interest payable monthly. This exposes the Group to cash flow risk related to variable interest rates. On the other hand the Group has a very low exposure to fair value risk related to fixed interest rates, which is why the amount of bank loan recognised in the balance sheet approximates their fair value. A fixed interest rate characterises those loans issued by the Regional Environmental Protection Fund (Wojewódzki Fundusz Ochrony Środowiska). The total amount of these loans with a maturity up to 1 year from the balance sheet date is, at the balance sheet date, PLN 2 433 thousand (at 31 December 2004 PLN 2 736 thousand), and bear interest rates within a range of 3 % to 6%. Loans from the WFOŚ are issued under certain conditions, and are different from those which other financial institutions generally apply, primarily banks. It is therefore difficult to determine market-related rates which would enable the measurement of these loans to fair value for purposes of disclosure.

The companies of the KGHM Polska Miedź S.A. Group at the balance sheet date possessed no instruments hedging against interest rate risk.

Liabilities due to bank loans in a current account, at 30 June 2005

Name of financing entity	currency of loan	amount of bank loan at balance sheet date in '000		Interest	Maturity	Collateral pledged
		in foreign currency	in PLN			
Bank Zachodni S.A. O/Polkowice	PLN	-	6 301	WIBOR 1M + a margin of 0.7%	31.05.2006	- receivables due to an agreement regarding the supply of materials to the mining divisions of KGHM, - registered pledge on inventories at an amount representing 1.3 times the amount of current use, representing PLN 15 600 thousand given maximum usage, - surrender of real estate insurance agreement, - proxy rights to bank account
Raiffeisen Bank Polska S.A. O/Wrocław	PLN	-	1 381	WIBOR 1M + a margin of 0.7%	30.06.2006	- loan secured by receivables of companies of at least 70% of credit drawn, max. PLN 4 200 thousand, - registered pledge on inventories of PLN 1 750 thousand, - surrender of rights to an insurance policy, - bank proxy rights to regulation of liabilities towards bank charged to a current account and other accounts held by the bank
Bank Pekao S.A. O/Lubin section Polkowice	PLN	-	3 334	WIBOR 1M + a margin of 0.7%	25.06.2006	- patronage letter of KGHM Polska Miedź S.A., - declaration on submitting to execution, - proxy rights to current bank account held in Bank Pekao S.A. in Warsaw
Raiffeisen Bank Polska S.A. Wrocław	PLN	-	9 524	WIBOR 1W + a margin of 2.0%	30.06.2006	-bill of exchange in blanco together with bill of exchange declaration, - proxy rights to bank account, - registered pledge on materials inventories valued at PLN 3 125 thousand together with surrender of rights to an insurance policy, - surrender of future receivables from an agreement on co-operation dated 22 December 2004 related to the building of a boiler, civil pledge by DSI SA up to PLN 8 mln, - real estate mortgage up to PLN 5 800 thousand, surrender of rights to an insurance policy on the said mortgage
Total bank loans in a current account			**20 540**			

Based on signed contracts the total amount of permitted limits on credit lines in current accounts at 30 June 2005 amounted to USD 10 000 thousand and PLN 97 500 thousand.

 EXEMPTION NUMBER: 82-4639

Non-current borrowings - time structure

	from 1 to 3 years	from 3 to 5 years	over 5 years	Total
At 31 December 2004				
Non-current loans	14 379	5 400	3 481	23 260
	14 379	5 400	3 481	23 260
At 30 June 2005				
Non-current bank loans	2 618	695	-	3 313
Non-current loans	17 765	4 400	3 481	25 646
	20 383	5 095	3 481	28 959

Liabilities due to financial leasing

The carrying amount of liabilities due to financial leasing at 30 June 2005 amounted to PLN 33 552 thousand. In the KGHM Polska Miedź S.A. Group, eight financial leasing agreements have been entered into, of which two agreements due to their nature are described below. These are: an agreement with the State Treasury and investment property in the form of perpetual usufruct of land in the possession of KGHM Metale SA.

The agreement with the State Treasury. The subject of this agreement is the granting of access by the State Treasury, for a fee, to geological information. The purpose of acquiring this information was the preparation of a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are made in 10 equal installments, payable on 30 June of each year. Final liability will be regulated on 30 June 2014, at which time the documentation becomes the property of KGHM Polska Miedź S.A. These are not interest-bearing liabilities, and were recognised in the accounts of the Parent Entity at a discounted amount. As the currency in which payments are realised is the EUR, there is exposure to currency risk related to a change in currency exchange rates at the liabilities regulation date. The carrying amount of liabilities due to this agreement is PLN **23 455 thousand (EUR 5 805 thousand).**

The Group owns investment property in the form of perpetual usufruct of land. In accordance with accepted accounting policy perpetual usufruct of land is treated as an operating lease. Such leasing (in accordance with IAS 40 "Investment property" paragraph 6) may be classified and presented as investment property, if this property in any other case would meet the definition of investment property and if the lessee uses the fair value model. In accordance with IAS 40, the initial value of rights to the use of land subject to a leasing agreement is determined in accordance with principles for the recognition of financial leasing, therefore apart from the carrying amount of assets, liabilities due to financial leasing were also recognised. These liabilities, at the moment of initial recognition, were discounted to the end of the rights period and were recognised in the accounts at the amount of the current minimum leasing payment. This discount was arrived at using an interest rate which the company would have received from external financing for a similar amount, and at a similar level of security as well as other similar conditions.

The company KGHM Metale S.A., to which this property belongs, executes payments during the year related to these rights to the use of land, towards the appropriate administrative territorial body. These payments are treated just as are payments due to financial leasing. The carrying amount of liabilities due to the above leasing amounts to **PLN 3 170 thousand.**

Liabilities due to financial leasing

	at	
	30 June 2005	**31 December 2004**
Nominal minimum amount of leasing fees		
Up to one year	6 687	7 701
From one to five years	16 401	17 814
Over five years	32 464	35 638
Total liabilities due to financial leasing - minimum leasing fees	**55 552**	**61 153**
Future financial costs due to financial leasing	22 000	23 361
Amount of current minimum leasing fees, of which:	**33 552**	**37 792**
Up to one year	6 122	7 271
From one to five years	15 771	16 750
Over five years	11 659	13 771
Total amount of current minimum leasing fees	**33 552**	**37 792**

(in '000 PLN unless otherwise indicated)

23. Deferred income tax

	Carrying amount	
	half-year 2005	full year 2004
Excess of deferred income tax assets over deferred income tax liabilities, at the beginning of the financial period, of which:	**1 221**	**35 378**
Deferred tax asset at the beginning of the financial period	**18 149**	**36 966**
Deferred tax liability at the beginning of the financial period	**14 514**	**1 588**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	2 414	-
Deferred tax liability at 1 January 2005 after restatement	**16 928**	**1 588**
Decrease in financial result	(7 077)	
Increase in financial result	-	51 764
Decrease of equity	-	(83 507)
Increase of equity	41 911	-
Other changes	(16)	-
Excess of deferred income tax assets over deferred income tax liabilities, at the end of the financial period, of which:	**36 039**	**3 635**
Deferred tax asset at the end of the financial period	**36 280**	**18 149**
Deferred tax liability at the end of the financial period	**241**	**14 514**

 EXEMPTION NUMBER: 82-4639

Changes in the deferred tax asset and tax liability during the financial period (without taking into consideration the offsetting of balances within the same tax jurisdictions) are as follows:

Deferred tax asset prior to offsetting of the deferred tax asset and deferred tax liability

	At 1 January 2005 based on the rate of 19%	Credited/charged to income statement due to a change in the balance of temporary differences and tax loss	Increase/Decrease of equity due to change in the balance of temporary differences	Other changes	At 30 June 2005 based on the rate of 19%
Exchange rate differences	33 196	(1 064)	-	-	32 132
Interest	68	93	-	-	161
Provision for impairment of receivables	2 235	(101)	-	-	2 134
Accruals for wages	23 592	13 891	-	-	37 483
Employee benefits (holidays)	3 444	(33)	-	-	3 411
Provision for closure of mines and other technological objects	17 193	18	-	-	17 211
Measurement of forward transactions	125 053	(61 995)	-	-	63 058
Revaluation of hedging instruments	28 391	1 102	26 713	-	56 206
Depreciation	8 956	(186)	-	-	8 770
Liabilities due to future employment benefits	51 477	3 089	-	-	54 566
Other	33 669	14 499	-	(16)	48 152
Unrealised profits in the Group	13 563	1 109	-	-	14 672
Total	**340 837**	**(29 578)**	**26 713**	**(16)**	**337 956**

	At 1 January 2004 based on the rate of 19%	Credited/charged to income statement due to a change in temporary differences and tax loss	Increase/Decrease of equity due to change in the balance of temporary differences	At 30 December 2005 based on the rate of 19%
Exchange rate differences	8 501	24 695	-	33 196
Interest	509	(441)	-	68
Provision for impairment of receivables	4 831	(2 593)	-	2 238
Accruals for wages	20 414	3 178	-	23 592
Employee benefits (holidays)	3 147	296	-	3 443
Provisions for closure of mines and other technological objects	16 585	608	-	17 193
Measurement of forward transactions	86 313	38 741	-	125 054
Revaluation of hedging instruments	97 541	14 811	(84 674)	27 678
Depreciation	8 052	904	-	8 956
Liabilities due to future employment benefits	46 609	4 166	-	50 775
Other	25 397	8 965	-	34 362
Unrealised profits in the Group	11 338	2 937	-	14 275
Total	**329 237**	**96 267**	**(84 674)**	**340 830**

 EXEMPTION NUMBER: 82-4639

Deferred tax liability prior to offsetting of the deferred tax asset and deferred tax liability

	At 1 January 2005 based on the rate of 19%	Transition to IAS 32 and 39	At 1 January 2005 based on the rate of 19% after restatement	Credited/charged to income statement due to a change in the balance of temporary differences	Increase/Decrease of equity due to change in the balance of temporary differences	At 30 June 2005 based on the rate of 19%
Exchange rate differences	4 879	-	4 879	3 317	-	8 196
Interest	442	-	442	(207)	-	235
Measurement of forward transactions	87 275	-	87 275	(39 536)	-	47 739
Revaluation of hedging instruments	17 643	-	17 643	2	(15 198)	2 447
Depreciation	134 707	-	134 707	20 468	-	155 175
Other	81 861	2 414	84 275	(7 736)	-	76 539
Unrealised profits in the Group	10 395	-	10 395	1 191	-	11 586
Total	**337 202**	**2 414**	**339 616**	**(22 501)**	**(15 198)**	**301 917**

	At 1 January 2004 based on the rate of 19%	Credited/charged to income statement due to a change in temporary differences	Increase/Decrease of equity due to change in the balance of temporary differences	At 31 December 2004 based on the rate of 19%
Exchange rate differences	5 178	(319)	-	4 859
Interest	917	(471)	-	446
Measurement of forward transactions	76 258	11 017	-	87 275
Revaluation of hedging instruments	18 810	-	(1 167)	17 643
Depreciation	98 440	36 267	-	134 707
Other	85 928	(4 058)	-	81 870
Unrealised profits in the Group	8 328	2 067	-	10 395
Total	**293 859**	**44 503**	**(1 167)**	**337 195**

The Group did not recognise deferred tax assets in the amount of PLN 130 179 thousand (as at 31 December 2004 PLN 123 917 thousand) due to deductible temporary differences, unutilised tax losses and tax allowance, as they could not be settled in future financial years.
Tax losses possible to settle in future periods by decreasing taxable profit amount to PLN 294 734 thousand (at 31 December 2004 amounts to PLN 332 277thousand). These losses expire accordingly: PLN 164 658thousand (year 2004 PLN 206 854 thousand) in 2005; PLN 117 946 thousand (year 2004 PLN 113 277 thousand) in 2006; PLN 10 033 thousand (year 2004 PLN 10 050 thousand) in 2007; PLN 1 235 thousand (year 2004 PLN 1 235 thousand) in 2008; PLN 862 thousand (year 2004 PLN 862 thousand) in 2009.

Uncreated deferred tax liabilities related to temporary differences connected with investments in associates amounted to PLN 73 459 thousand (at 31 December 2004 PLN 69 642 thousand)

According to the Board of the Company at the balance sheet date the conditions set in IAS 12.39 concerning the excluding from the creation of income tax liabilities regarding positive temporary differences due to accounting for associates using the equity method were realized. Positive temporary differences concern mainly the valuation of Polkomtel S.A. In Note 43 "Subsequent events" the events concerning Polkomtel S.A. were described.

 EXEMPTION NUMBER: 82-4639

24. Employees benefits

A general description of the employees benefits programme is in note nr 2: "Main accounting principles applied" point 2.19

Change in the balance of liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement - disability rights	Coal equivalent	Other liabilities due to employee benefits
Present value of liabilities - at 1 January 2004	**743 092**	**221 390**	**139 989**	**380 418**	**1 295**
Interest costs	45 820	12 668	8 530	24 622	-
Costs of current employment	31 818	14 998	8 820	7 901	99
Costs of previous employment	1 208	1 150	58	-	-
Benefits paid	(61 743)	(28 138)	(13 534)	(19 018)	(1 053)
Actuarial gains/losses	25 204	17 060	8 449	(305)	-
Decrease of liabilities due to loss of control	(2)	(2)	-	-	-
Present value of liabilities - at 31 December 2004	**785 397**	**239 126**	**152 312**	**393 618**	**341**
Costs of previous employment unrecognised at the balance sheet date	(16 019)	-	(16 019)	-	-
Carrying amount of liabilities - at 31 December 2004	**769 378**	**239 126**	**136 293**	**393 618**	**341**
of which :					
Carrying amount of non-current liabilities	**706 720**	210 822	123 603	372 080	215
Carrying amount of current liabilities	**62 658**	28 304	12 690	21 538	126

	TOTAL liabilities	Jubilee awards	Retirement - disability rights	Coal equivalent	Other liabilities due to employee benefits
Present value of liabilities - at 1 January 2005	**785 397**	**239 126**	**152 312**	**393 618**	**341**
Interest costs	23 936	6 494	4 504	12 938	-
Costs of current employment	18 513	5 451	9 038	3 981	43
Benefits paid	(31 448)	(9 903)	(10 515)	(11 030)	-
Actuarial gains/losses	59 600	4 545	10 523	44 532	-
Decrease of liabilities due to loss of control	(13)	-	-	(5)	(8)
Present value of liabilities - at 30 June 2005	**855 985**	**245 713**	**165 862**	**444 034**	**376**
Costs of previous employment unrecognised at the balance sheet date	(15 176)	-	(15 176)	-	-
Carrying amount of liabilities - at 30 June 2005	**840 809**	**245 713**	**150 686**	**444 034**	**376**
of which :					
Carrying amount of non-current liabilities	**777 061**	217 554	137 839	421 391	277
Carrying amount of current liabilities	**63 748**	28 159	12 847	22 643	99

Total costs recognised in the income statement due to future employee benefits

Total costs recognised in the income statement	**30 June 2005**	**31 December 2004**
Costs of current employment	18 532	31 318
Interest costs	23 936	45 820
Actuarial gains/losses recognised in the financial period taking into consideration payment of benefits	28 204	(36 539)
Costs of previous employment	843	1 821
	71 516	**42 920**

For purposes of revaluing the provision at the end of the current period the Group assumed parameters based on available forecasts of inflation, on an analysis of increases in coal prices and in past minimum wages, and also based on the forecast profitability of highly-liquid securities.

Main actuarial assumptions:	**2005**	**2006**	**2007**	**2008 and beyond**
- discount rate	5.60%	5.00%	4.80%	4.60%
- rate of increase in coal prices	0.00%	2.50%	2.50%	2.50%
- rate of increase in amount of lowest remuneration	2.50%	2.50%	2.50%	2.50%
- expected inflation	2.50%	2.50%	2.50%	2.50%
- future expected increase of salary	0.00%	3.50%	3.50%	3.50%

(in '000 PLN unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

25. Provisions for other liabilities and charges

Change in provisions for liabilities

	TOTAL	Costs of closing mines and other technological objects	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions for anticipated losses, expenses and liabilities
Provisions at 1 January 2004	**511 737**	**414 793**	**7 304**	**11 504**	**78 136**
Provisions arising from business combinations	1 128	-	-	684	444
Creation of provisions	110 280	75 184	971	18 599	15 526
Changes arising from changes in provisions after revaluing estimates	(88 398)	(88 398)	-	-	-
Changes in provisions arising from approach of execution date of liabilities (rewinding of the discount effect)	19 395	19 395	-	-	-
Utilisation of provisions	(16 329)	(4 304)	(912)	(2 616)	(8 497)
Release of provisions	(16 521)	-	(98)	(2 149)	(14 274)
Provisions for mine closure fund	(8 555)	(8 555)	x	x	x
Other	11 139	8 024	-	1 759	1 356
Provisions at 31 December 2004	**523 876**	**416 139**	**7 265**	**27 781**	**72 691**
of which :					
Non-current provisions	**444 015**	**408 115**	**327**	**642**	**34 931**
Current provisions	**79 861**	**8 024**	**6 938**	**27 139**	**37 760**

	TOTAL	Costs of closing mines and other technological objects	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions for anticipated losses, expenses and liabilities
Provisions at 1 January 2005	**523 876**	**416 139**	**7 265**	**27 781**	**72 691**
Creation of provisions	36 655	33 791	10	450	2 404
Changes arising from changes in provisions after revaluing estimates	(30 062)	(30 062)	-	-	-
Changes in provisions arising from approach of execution date of liabilities (rewinding of the discount effect)	15 806	15 806	-	-	-
Utilisation of provisions	(22 401)	(1 453)	(576)	(106)	(20 266)
Release of provisions	(5 109)	-	(32)	(2 932)	(2 145)
Provisions for mine closure fund	(5 433)	(5 433)	x	x	x
Other	(3 218)	-	-	(924)	(2 294)
Provisions at 30 June 2005	510 114	428 788	6 667	24 269	50 390
of which :					
Non-current provisions	**458 988**	**422 132**	**337**	**642**	**35 877**
Current provisions	**51 126**	**6 656**	**6 330**	**23 627**	**14 513**

The Group creates provisions for the costs of closing mines and other technological objects based on principles described in note nr 2, point 2.20.

Provisions for liquidation of fixed assets and assets under construction concerns mainly liabilities for future costs of scrap of assets after the closure of mines. The provision created at 30 June 2005 amounts to PLN 5 174 thousand (at 31 December 2004 PLN 5 674 thousand).

Provisions for unresolved issues and court proceedings mainly relate to:

- on-going disputes due to contamination of water supplies by the activities of the ZG "Konrad" mine in the amount of PLN 12 299 thousand;
- asserting copyright law in the amount of PLN 4 240 thousand for the use of an invention.

Other provisions for anticipated losses and expenses relate mainly to provisions for the signed agreement in the previous years with territorial self-government bodies. Liabilities being outcome of the above at 30 June 2005 amount to PLN 36 276 thousand (at 31 December 2004 PLN 36 728 thousand)

(in '000 PLN unless otherwise indicated)

26. Held-for-sale non-current assets (or disposal groups)

Included in non-current assets held for sale are property, plant and equipment having a total value of PLN 2 174 thousand and rights to the perpetual usufruct of land amounting to PLN 103 thousand. Total losses recognised due to the measurement of these assets to fair value amounted to PLN 488 thousand. Held-for-sale assets amount to PLN 2 277 thousand, of which: in segment I, PLN 1 472 thousand and in segment III, PLN 805 thousand.

Held-for-sale non-current assets	Balance at 30 June 2005
Property, plant and equipment	2 174
Right to perpetual usufruct of land	103
Total - held-for-sale non-current assets	**2 277**

At 31 December 2004 the KGHM Polska Miedź S.A. Group did not classify non-current assets as held for sale in accordance with IFRS 5.

27. Impairment losses

Impairment losses by asset class during the financial period from 1 January 2005 to 30 June 2005

	Amount of impairment loss	Amount of impairment loss reversed	Amount of impairment loss utilised
Land and buildings	4	323	545
Technical equipment and machinery	764	-	22
Vehicles	-	-	2
Other assets	8	-	-
Total	776	323	569

Impairment losses by segment during the financial period from 1 January 2005 to 30 June 2005

	Amount of impairment loss	Amount of impairment loss reversed	Amount of impairment loss utilised
Segment I	257	-	553
Segment II	30	-	-
Segment III	489	323	16
Total	776	323	569

Impairment losses on property, plant and equipment utilised in the production of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative costs.

Non-current assets are tested for impairment if there is any indication that an asset may be impaired. If a test of impairment indicates that the recoverable amount (i.e. the higher of the fair value less costs to sell and value in use) of an asset or cash generating unit is lower than its carrying amount, the difference is the impairment loss. Impairment losses are recognised in profit or loss. If a test of impairment indicates that the recoverable amount of an asset (or cash generating unit, CGU) is higher than its carrying amount, then the impairment loss is reversed. The reversal of an impairment loss is assigned to the assets of a cash generating unit (other than goodwill) proportionally to the share of the carrying amount of each asset in the amount of the given unit, while the carrying amount of an asset after reversal of impaired loss should not exceed the carrying amount of the asset which would have been assigned had the impairment loss not been recognised in prior years.

(in '000 PLN unless otherwise indicated)

28. Sales

Net revenues from the sale of products, goods for resale and materials (material structure - by type of activity)

	For the period	
	from 1 January to 30 June 2005	**from 1 January to 30 June 2004**
- copper, precious metals and other smelter by-products	3 446 069	3 231 522
- energy	17 551	16 113
- services	345 615	342 244
- mining machinery, transport vehicles for mining and other types of equipment	6 198	7 289
- other products	46 374	33 253
- goods for resale	113 414	114 779
- wastes and materials	12 833	7 213
Total	**3 988 054**	**3 752 413**

Net revenues from the sale of products, goods for resale and materials (territorial structure)

	For the period	
	from 1 January to 30 June 2005	**from 1 January to 30 June 2004**
domestic	**1 533 604**	**1 443 703**
- copper, precious metals and other smelter by-products	1 042 543	967 782
- energy	17 551	16 113
- services	316 519	308 748
- mining machinery, transport vehicles for mining and other types of equipment	5 258	3 975
- other products	39 921	26 115
- goods for resale	98 980	113 759
- wastes and materials	12 832	7 211
export	**2 454 450**	**2 308 710**
- copper, precious metals and other smelter products	2 403 526	2 263 740
- services	29 096	33 496
- mining machinery, transport vehicles for mining and other types of equipment	940	3 314
- other products	6 453	7 138
- goods for resale	14 434	1 020
- wastes and materials	1	2
Total	**3 988 054**	**3 752 413**

(in '000 PLN unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

29. Costs by type

	For the period 1 January to 30 June 2005	1 January to 30 June 2004
Depreciation of property, plant and equipment and amortisation of intangible assets (notes nr 7,8)	239 383	231 368
Employee benefits costs (note nr 30)	1 202 171	1 023 322
Materials and energy consumption	952 910	932 372
External services	531 805	533 121
Taxation and fees	152 169	142 188
Advertising costs and representation expenses	21 616	20 196
Property and personal insurance	10 731	9 085
Research and development costs not capitalised in intangible assets	1 848	441
Other costs, including:	**14 260**	**24 264**
Impairment losses on property, plant and equipment and intangible assets	1 525	3 992
Write-down of inventories (note nr 16)	759	854
Impairment losses on receivables (note 15)	(36 968)	(1 347)
Other operating costs	48 944	20 765
Total costs by type	**3 126 893**	**2 917 357**
Value of goods for resale and materials sold (+)	75 124	81 471
Change in products, work in progress (+/-)	(172 176)	(47 224)
Cost of manufacturing products for internal use (-)	(120 322)	(243 310)
Total costs of sales, selling, marketing and administrative costs	**2 909 519**	**2 708 294**

30. Employee benefits costs

	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Remuneration	858 493	766 780
Costs of social insurance and other benefits	272 162	241 188
Costs of future benefits (provisions) due to retirement rights, jubilee awards and related employee benefits	71 516	15 354
Employee benefits costs	**1 202 171**	**1 023 322**

(in '000 PLN unless otherwise indicated)

31. Other net operating income and gain – net

	For the period from 1 January to 30 June 2005	For the period from 1 January to 30 June 2004
Income and gains from investments:	**110 149**	**22 498**
- income from interest on bank deposits (including bank deposits and other investments up to 3 months)	9 668	5 464
- income from interest on receivables (including for default on payments)	35 976	12 184
- income from interest on securities, bonds, debt securities and bank deposits over 3 months	619	83
- income from interest on loans granted	233	29
- income from dividends	-	1 526
- gains from changes in fair value and the realisation of financial assets measured at fair value through profit or loss (other than derivative instruments)	63 627	-
- gains from the disposal of financial assets	59	3 212
Gains from the measurement and realisation of derivative trade instruments	609	26 762
Gains/losses from exchange differences	49 401	31 518
Gains/losses from the sale of property, plant and equipment and cost of liquidation of assets	(4 414)	71
Gain from the disposal of intangible assets	17	-
Donations granted	(6 245)	(6 290)
State subsidies and other donations received	658	1 569
Provisions created/unused provisions released for disputed issues	3 406	(15 782)
Penalties, compensation and other costs indirectly related to operating activities	3 265	2 375
Gains/losses from the resale of services, reinvoiced payments etc	(61)	15 572
Adjustment on property tax	(4 790)	-
Other operating costs/losses	(5 318)	(1 372)
Total other operating income/gains - net	**146 710**	**76 921**

(in '000 PLN unless otherwise indicated)

32. Net financial costs

	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Interest expenses	6 577	28 214
- on bank and other loans	6 082	27 287
- due to financial leasing	495	568
- on other financial liabilities	-	359
Losses due to net exchange differences on borrowings	26 610	14 738
Changes in provisions arising from the approach of the time to execute liabilities (rewinding of the discount effect)	15 806	9 130
Losses from the measurement to fair value of derivative hedging instruments in the ineffective part	4 642	3 392
Other net financial costs	1 079	7 227
Total net financial costs	**54 714**	**62 701**

33. Share of profits/losses of associates

	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Share of profits of associates	103 873	84 558
Share of losses of associates	-	(165)
TOTAL	**103 873**	**84 393**

(in '000 PLN unless otherwise indicated)

34. Income tax

Income tax	**For the period from 1 January to 30 June 2005**	**For the period from 1 January to 30 June 2004**
Current tax	231 248	218 424
Deferred tax	7 077	(2 286)
Total	**238 325**	**216 138**

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies

	For the period from 1 January to 30 June 2005	**For the period from 1 January to 30 June 2004**
Profit before tax (gross)	1 274 404	1 142 732
Tax calculated at domestic tax rates applicable to profits of respective countries	251 868	220 599
Income not subject to tax	(31 544)	(120 395)
Expenses not deductible for tax purposes	28 656	114 721
Utilisation of previously-unrecognised tax losses	(11 074)	(1 073)
Tax losses for which no deferred income tax asset was recognised	584	1 456
Deductible temporary differences	(165)	830
Tax charge	238 325	216 138

The average weighted income tax rate applied was 19.7636 (half-year 2004: 19.3045)

35. Earnings per share

Basic earnings/diluted profit

	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Profit attributable to the shareholders of the Parent Entity	1 035 515	925 384
Average weighted number of ordinary shares ('000)	200 000	200 000
Basic earnings per share (PLN/share)	5.18	4.63

36. Dividend paid and proposed for payment

For current financial period there was no payment of a dividend to the shareholders of the Parent Entity

The dividend for 2004, in the amount of PLN 2 per share (a total of PLN 400 000 thousand), was approved for payment by resolution nr 6/2005 of the General Shareholders Meeting of KGHM Polska Miedź S.A. dated 15 June 2005. These consolidated financial statements reflect a liability in this regard. The dividend payment date was set as 2 August 2005.

 EXEMPTION NUMBER: 82-4639

37. Cash generated from operating activities

	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Profit for the financial period	**1 036 079**	**926 594**
Adjustments:		
– Income tax from the income statement	238 325	216 138
- Depreciation/amortisation	239 383	236 470
– Gains/Losses on sales and impairment losses and reversals of impairment losses due to impairment of property, plant and equipment and intangible assets	(1 256)	1 975
– Gains on sales and impairment losses and reversals of impairment losses due to impairment of financial assets	(215)	(2 161)
– Gains/Losses from realisation and due to changes in the fair value of derivative financial instruments	4 929	(23 333)
– Gains from changes in the fair value and the realisation of financial assets at fair value through profit or loss (other than derivative instruments)	(63 455)	-
– Share of profits of associates accounted for using the equity method	(103 873)	(84 393)
– Interest and share in profits (dividends)	6 706	26 571
– Exchange gains/losses	30 112	(1 874)
– Change in provisions	75 518	12 360
– Measurement and adjustment in the settlement of derivative instruments recognised to other equity	29 009	401 702
– Prepayment of commission on bank loans	-	8 209
– Adjustment to cash flow due to hedging instruments in respect of operating activities	(132 816)	(442 266)
– Adjustment to revaluation reserve due to realised and unrealised exchange differences	(12 679)	13 272
– Adjustment for paid hedging deposits, carried out in respect of hedging transactions entered into	14 951	(57 453)
– Effects of valuation related to changes in the principles of applying exchange rates settled in retained earnings	-	11 033
– Other adjustments	8 081	967
Changes in working capital:		
– Inventories	(190 022)	(68 344)
– Trade and other receivables	112 437	41 479
– Trade and other payables	(102 304)	(148 560)
Cash generated from operating activities	**1 188 910**	**1 068 387**

Proceeds generated from sales of property, plant and equipment

	For the period from 1 January to 30 June 2005	from 1 January to 30 June 2004
Net book amount	539	1 707
Gain/loss on sale of property, plant and equipment	1 353	(487)
Change in receivables due to sales	355	(3 655)
Proceeds from sales of property, plant and equipment	**1 537**	**4 875**

(in '000 PLN unless otherwise indicated)
EXEMPTION NUMBER: 82-4639

38. Related entity transactions

State Treasury companies meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

	For the period from 1 January to 30 June 2005		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Sales of property, plant and equipment, intangible assets, investment property**
- to associates	927	383	-
- to key management and supervisory personnel	3	17	10
- to other related entities*	24 355	8 968	-
Total sales to related entities	**25 285**	**9 368**	**10**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group during the period 1 January to 30 June 2005 earned significant sales:

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica	12 702
2. Huta Cynku „MIASTECZKO ŚLĄSKIE" S.A.	4 332
3. Fabryka Przewodów Energetycznych S.A.	3 808
4. Huta Będzin S.A.	3 063
5. Zakłady Górniczo-Hutnicze „BOLESŁAW" S.A.; Bukowno	2 149

Sales to the above-mentioned entities represent around 90% of sales to State Treasury subsidiaries. The remaining 10% represent sales earned from 118 entities.

	For the period from 1 January to 30 June 2004		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Sales of property, plant and equipment, intangible assets, investment property**
- to associates	1 148	472	-
- to key management, supervisory personnel	39	19	-
- to other related entities*	204	25	-
Total sales to related entities	**1 391**	**516**	**-**

* item contains no data in respect of turnover with State Treasury companies due to lack of information

(in '000 PLN unless otherwise indicated)

	For the period from 1 January to 30 June 2005		
Purchases from related entities	**Purchase of products**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**
- from associates	13 873	7 163	39
- from other related entities*	169 126	67 151	53
Total purchases from related entities	**182 999**	**74 314**	**92**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group during the period 1 January to 30 June 2005 made significant purchases:

1. EnergiaPro Koncern Energetyczny S.A.	120 849
2. Zakłady Koksownicze WAŁBRZYCH S.A.	28 293
3. PGNiG – Przesył Sp. z o.o.	24 024
4. Zakłady Tworzyw Sztucznych „Nitron" S.A.	10 969
5. Polskie Górnictwo Naftowe i Gazownictwo S.A.	8 490

Purchases from the above-mentioned entities represent around 95% of purchases from State Treasury subsidiaries. The remaining 5% represent sales earned from 82 entities.

	For the period from 1 January to 30 June 2004		
Purchases from related entities	**Purchase of products**	**Purchase of goods for resale and materials**	**Purchase of property, plant and equipment, intangible assets, investment property**
- from associates	20 647	6 483	73
- from other related entities*	8 963	1 855	40
Total purchases from related entities	**29 610**	**8 338**	**113**

* item contains no data in respect of turnover with State Treasury companies due to lack of information

Remuneration of the Supervisory Board of the Parent Entity	For the period from 1 January to 30 June 2005	from 1 January to 31 December 2004
Wages and other current employee benefits	544	1 007
Total	**544**	**1 007**

Remuneration of the Management Board of the Parent Entity	For the period from 1 January to 30 June 2005	from 1 January to 31 December 2004
Wages and other current employee benefits	1 705	4 665
Benefits due to termination of the employment relationship	251	1 265
Post-employment benefits	40	
Other non-current benefits		
Total	**1 996**	**5 930**

Trade receivables and receivables due to sales of products, services, goods for resale, materials and non-current assets from related entities	Balance at 30 June 2005	31 December 2004
- from associates	229	264
- from other related entities *	3 327	39
Total receivables from related entities	**3 556**	**303**

*State Treasury subsidiaries with whom the KGHM Polska Miedź S.A. Group at 30 June 2005 held significant receiveables due to sales:

1.	Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica	874
2.	Zakłady Górniczo-Hutnicze „BOLESŁAW" S.A.; Bukowno	682
3.	Przedsiębiorstwo Transportowo-Sprzętowe Budownictwa „Transbud-Legnica" in Lubin	232
4.	Zakład Produkcyjno-Remontowy Energetyki „Jedlicze" Sp. z o.o.	135
5.	Przedsiębiorstwo Przerobu Złomu Metali „Centrozłom" in Wrocław	133

Receivables from the above-mentioned entities represent around 85% of receivables from sales to State Treasury subsidiaries. The remaining 15% represent sales earned from 82 entities.

(in '000 PLN unless otherwise indicated)

	Balance at	
Trade liabilities and liabilities due to purchases of non-current assets towards related entities	**30 June 2005**	**31 December 2004**
- towards associates	3 637	5 029
- towards other related entities *	25 245	3 688
Total liabilities towards related entities	**28 882**	**8 717**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 30 June 2005 held significant liabilities due to purchases:

1. EnergiaPro Koncern Energetyczny S.A.	11 501
2. Zakłady Koksownicze WAŁBRZYCH S.A.	2 742
3. Zakłady Tworzyw Sztucznych „Nitron" S.A.	2 481
4. Zakłady Tworzyw Sztucznych „Erg-Bieruń" S.A.	1 746
5. „Stomil-Poznań" S.A.	712

Liabilities towards the above-mentioned entities represent around 95% of liabilities due to purchases from State Treasury subsidiaries. The remaining 5% represent liabilities towards 45 entities.

* at 31 December 2004 item contains no data in respect of turnover with State Treasury companies due to lack of information

	Balance at	
	30 June 2005	**31 December 2004**
Guarantees and pledges received:	-	-
Guarantees and pledges granted to:	**234 081**	**32 647**
- parent entity	-	1 472
- subsidiaries	234 081	31 175

Transactions between related entities are carried out under normal market conditions which are also in force in relations with unrelated third parties.

39. Off-balance sheet liabilities due to operating leasing

Off-balance sheet liabilities due to operating leasing in the Group are mainly comprised of payments due to the right to perpetual usufruct of land estimated on the basis of annual rates and on the period of use of the land. The value of land in perpetual usufruct at 30 June 2005 amounts to PLN 218 039 thousand

Future minimum payments due to the right to perpetual usufruct of land are as follows:

	At	
	30 June 2005	**31 December 2004**
Under one year	6 494	6 594
From one to five years	26 611	26 936
Over five years	603 822	619 887
Total:	**636 927**	**653 417**

In addition entities of the Group have entered into operating leasing agreements for two mining machines, and medical and computer equipment in the amount of PLN 3 237 thousand. The period of these agreements does not exceed five years.

Future minimum payments in this regard amount to:

	At	
	30 June 2005	**31 December 2004**
Under one year	299	299
From one to five years	436	526
Total:	**735**	**825**

40. Contractual investment liabilities at the balance sheet date but not recognised in the balance sheet

	At	
	30 June 2005	**31 December 2004**
For the purchase of property, plant and equipment	152 742	93 466
For the purchase of intangible assets	21 885	4 644
Total contractual investment liabilities:	**174 627**	**98 110**

 EXEMPTION NUMBER: 82-4639

41. Contingent items

	At	
	30 June 2005	31 December 2004
Contingent receivables	**117 937**	**135 745**
- bill of exchange receivables	25 361	25 841
- disputed State Budget issues	88 207	104 298
- guarantees received	4 369	5 606
Contingent liabilities	**274 283**	**76 089**
- bill of exchange liabilities	35 862	34 819
- guarantees and pledges granted	236 311	40 538
- contingent penalties	2 110	732

Guarantees granted

The most significant contingent item is contingent liabilities due to a bank guarantee granted for the payment by the Parent Entity of cash in the amount of PLN 193 000 thousand, designated for an increase in the share capital of the subsidiary Energetyka Sp. z o.o. Expiry of this guarantee is set for 30 November 2005. This increase in capital is related to an investment project titled "Development of the power generating capacity of KGHM Polska Miedź S.A."

Disputed State Budget issues

Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation of Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, whose regulation of the system of taxation grants them the right to impose additional liabilities, interest and penalties.

The existence of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of competence, are authorized to conduct audits and to examine records relating to commercial transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Parent Entity with additional taxation as well as interest and penalties. In the opinion of the Management Board of KGHM Polska Miedź S.A., there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities.

In the first half of 2005 the Tax Office of Lower Silesia in Wrocław performed a tax audit in the Parent Entity as regards the settlement of input VAT due to the purchase of property, plant and equipment. This audit did not uncover any irregularities.

(in '000 PLN unless otherwise indicated)

42. State subsidies

In accordance with the accounting policy applied by the KGHM Polska Miedź SA Group state subsidies are recognised in a systematic manner as income in specific periods, in order to ensure they are matched to the respective expenses which the subsidies are intended to offset. They do not directly increase equity.

State subsidies to assets together with non-cash subsidies recognised at fair value are presented in the balance sheet as deferred income.

The balance of state subsidies recognised in deferred income at 30 June 2005 amounted to PLN 2 883 thousand (at 30 June 2004 PLN 3 812 thousand). These are cash subsidies for the acquisition of property, plant and equipment and for research capitalised in intangible assets. Most of these funds are provided through the Scientific Research Committee (Komitet Badań Naukowych). The company KGHM Cuprum Sp z o.o. OBR as an R&D facility receives annually cash subsidies for the financing of statutory activities in an amount of from PLN 400 thousand to PLN 500 thousand.

43. Subsequent events

Polkomtel S.A.

In July 2005 KGHM Polska Miedź S.A. together with the remaining Polish shareholders of Polkomtel S.A. has signed a "Shareholders agreement regarding restructuring the commitment of the Polish shareholders in Polkomtel S.A.". At the balance sheet date, i.e. 30 June 2005, no decision had yet been taken regarding the interest of KGHM Polska Miedź S.A. in Polkomtel S.A.

After the balance sheet date, analyses and estimates were carried out, with the participation of financial and legal advisors, of various scenarios related to restructuring equity interest. Simultaneously being carried out are discussions and correspondence with the foreign shareholders (Vodafone and TDC) as regards setting the conditions for maximising the value of the shares of Polkomtel S.A. by Polish shareholders. At the date of signing of these financial statements no binding decision had as yet been taken.

Additional bonus agreement

On 3 October 2005 Board of KGHM Polska Miedz S.A. signed an agreement with trade unions operating in the Company as concerns wage demands, which sets that on 4 November 2005 an one-off special bonus equal to 100% of monthly remuneration will be paid out to each employee. The cost of this employee benefits payment together with charges due amounts to about PLN 100 million. The mentioned above agreement is effect of negotiations held both under the procedures of collective dispute with Trade Unions of the Employees of Copper Industry and negotiations with other operating in KGHM trade unions. The trade unions implied in dispute about very good results of the company, since the first half year end demanded of a special bonus and an increase in basic wages for appx. 30 % of employees. The reached agreement according to the declaration of trade unions ends their wage demands for the current year.

44. Description of principles for the transition to IAS

1. Application of IFRS 1, First time adoption of IFRS

The consolidated financial statements of the KGHM Polska Miedź S.A. Group for the year ended 31 December 2005 will be the first annual financial statements to comply with International Accounting Standards ("IAS"), International Financial Reporting Standards ("IFRS") and with the related Interpretations announced in the form of decrees by the European Commission (known hereafter as IAS, and altogether „accounting principles approved for use in the European Union"). As at 30 June 2005 there are no differences between these principles and those announced by the International Accounting Standards Board (IASB) which would effect the KGHM

Polska Miedź S.A. Group. The following interim financial statements were prepared based on IFRS 1, First-time adoption of IFRS.

The transition date for the KGHM Polska Miedź S.A. Group is 1 January 2004, and for this date the opening balance was prepared. The reporting date of these interim consolidated financial statements is 30 June 2005, whilst the IAS adoption date is 1 January 2005. The transition date to IAS 32/39 is 1 January 2005.

In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IAS.

2. *Exemption from full retrospective application chosen by KGHM Polska Miedź S.A.*

At the transition date, the KGHM Polska Miedź S.A. Group has chosen to apply the following optional exemptions from full retrospective application of IAS.

a) business combinations exemption
The KGHM Polska Miedź S.A. Group has applied the business combinations exemption in IFRS 1 for the business combinations that took place prior to the 1 January 2004 transition date. It has not restated business combinations that took place prior to the transition date,

b) fair value or revaluation as deemed cost
The KGHM Polska Miedź S.A. Group used the exemption for certain items of property, plant and equipment and investment property. The effect of applying this exemption was presented in points (d) and (h) in the table included in point 4 of this note,.

c) employee benefits exemption
This exemption is not applicable to the KGHM Polska Miedź S.A. Group

d) cumulative translation differences exemption
This exemption is not applicable to the KGHM Polska Miedź S.A. Group, as all of the foreign entities of the Group use the Polish złoty as their functional currency. Elimination of the accumulated translation differences of these foreign entities is due therefore to the application of a single functional currency throughout the Group.

e) compound financial instruments exemption
The KGHM Polska Miedź S.A. Group has not issued any compound instruments, therefore this exemption is not applicable.

f) assets and liabilities of subsidiaries, associates and joint ventures exemption
This exemption is not applicable, as it is applied by subsidiaries, associates or by joint ventures, which will introduce IAS later than the Parent Entity.

g) exemption from restatement of data for 2004 for financial instruments
The KGHM Polska Miedź S.A. Group elected to apply this exemption, applying previous principles to the recognition of derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between the Polish accounting standards and IAS were estimated and recognised at 1 January 2005. The Group believes that there exists a difference in respect of the measurement of shares in the AIG fund.

h) designation (reclassification) of derivatives exemption
The Group reclassified financial assets as financial assets at fair value through the income statement, which according to previous accounting standards were classified as held to maturity.

i) share-based payment transactions exemption
As there are no share-based payment transactions in the KGHM Polska Miedź S.A. Group, this exemption is not applicable.

k) insurance contracts exemption
The KGHM Polska Miedź S.A. Group does not issue (enter into) insurance-related contracts. This exemption is therefore not applied.

l) decommissioning liabilities included in the cost of property, plant and equipment exemption
The KGHM Polska Miedź S.A. Group recognises disassembly and land restoration costs at the initial value of property, plant and equipment in assets, and simultaneously accounts for them as a provision. This principle has also been applied for the purpose of preparing the consolidated financial statements

(in '000 PLN unless otherwise indicated)

based on principles in force for the year 2004, and therefore it was not necessary to make any adjustments to the consolidated financial statements prepared in accordance with IAS.

3. Mandatory exemptions to full retrospective application of IAS .

The KGHM Polska Miedź S.A. Group has applied the following mandatory exceptions to retrospective application of IFRS.

a) derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IAS.
b) hedge accounting exception
In accordance with the above exception, an economic entity should not recognise in its opening balance prepared in accordance with IAS hedging relationships which do not meet the hedge accounting requirements of IAS 39. This exception is not applicable as all hedging relationships prior to this date are in accordance with IAS 39.
c) accounting estimates exception
Estimates made in accordance with IAS at 1 January 2004 should be consistent with estimates made for the same date under previous accounting principles, unless there is evidence that those estimates were in error. Consequently the entity did not make any retrospective adjustments of estimates based on later knowledge, nor did it acknowledge any errors in previously-made estimates.
d) available-for-sale assets and discontinued operations exception
The KGHM Polska Miedź S.A. Group has applied IFRS 5 prospectively from 1 January 2005. As at 30 June 2005 assets available for sale which meet the criteria for recognition in accordance with IFRS 5 amount to PLN 2 277 thousand.

4. Designation and description of differences between the consolidated financial statements prepared under Polish accounting standards and those prepared under IAS.

In accordance with the requirements of IFRS 1 *First-time adoption of IFRS*, the Group hereby presents an explanation as to how the transition from Polish accounting standards to IAS affected the assets, financial performance and cash flow, presenting the calculated differences which arose as the effect of the restatement of data in accordance with the transition to IAS :

- equity at 1 January 2004
- equity at 31 December 2004
- equity at 30 June 2004
- equity at 1 January 2005
- the financial result for the 6 months ended 30 June 2004
- the financial result for the 12 months ended 31 December 2004
- the cash flow statement for the period ended 30 June 2004
- the cash flow statement for the period ended 31 December 2004

(in '000 PLN unless otherwise indicated)

		Equity at 1 January 2004	Financial result for the 6 months ended 30 June 2004	Equity at 30 June 2004	Financial result for the 12 months ended 31 December 2004	Equity at 31 December 2004
Equity and net financial result per Polish accounting standards		**3 489 257**	**932 253**	**4 416 154**	**1 392 459**	**5 332 243**
Elimination of capitalised interest	(a)	(30 428)	902	(29 526)	1 804	(28 624)
Elimination of capitalised translation differences	(b)	7 123	(358)	6 765	(716)	6 407
Revaluation of property, plant and equipment to reflect hyperinflation	(c)	372 251	(9 376)	362 875	(19 464)	352 787
Adjustment to property, plant and equipment due to measurement at fair value recognised as deemed cost	(d)	(5 916)	268	(5 648)	976	(4 940)
Adjustment in value of fully-depreciated property, plant and equipment	(e)	43 759	(1 407)	42 352	(2 814)	40 945
Adjustment to property, plant and equipment due to separation of components	(f)	7 958	(3 419)	4 539	(5 557)	2 401
Adjustment to property, plant and equipment due to capitalised costs of certified inspections	(g)	74	204	278	145	219
Adjustment to investment property to fair value	(h)	347	132	479	-	347
Adjustment to prepayments	(i)	(282)	77	(205)	142	(140)
Reversal of amortisation of goodwill	(j)	-	134	134	268	268
Write-off of negative goodwill	(k)	8 104	(483)	7 621	591	8 695
Transfer of minority interests to equity	(l)	12 791	-	13 325	-	11 853
Adjustment in measurement of inventories due to changes in manufacturing costs	(ł)	-	3 837	3 837	4 422	4 422
Accumulated translation differences due to translation of foreign entities to foreign currency	(m)	-	177	-	681	-
Adjustment due to translation of data of foreign entities to the functional currency	(n)	-	113	91	(2 292)	94
Change in principles of recognising consolidation of subsidiaries	(o)	(14 170)	594	-	594	-
Total deferred tax from adjustment	(p)	(75 028)	1 736	(73 292)	4 002	(71 026)
Equity and net financial result according to IAS		3 815 840	925 384	4 749 779	1 375 241	5 655 951
Change in equity at 1 January 2005 due to transition to IAS 32 and 39, measurement at fair value of shares in AIG fund - net	(q)	-	-	-	-	10 293
Equity at 1 January 2005 after reflecting effects of transition		-	-	-	-	5 666 244

(in '000 PLN unless otherwise indicated)

4.1 Property, plant and equipment

a) Elimination of capitalised interest - according to the Polish Accounting Act (the "Accounting Act"), borrowing costs incurred for the purpose of financing investments increase the value of property, plant and equipment until such time as the said fixed asset is brought into use. IAS 23 „Borrowing costs" allows for two means of treating borrowing costs. According to the benchmark treatment, such costs are recognised as an expense in the period in which they are incurred. This method was selected as the means of accounting for borrowing costs. As a result, all interest on liabilities drawn, which as at the date of adoption of IFRS was capitalised under property, plant and equipment, was recognised in retained earnings in the amount of PLN 30 428 thousand [at 31 December 2004 PLN 28 624 thousand; at 30 June 2004 PLN 29 526 thousand]. This amount respectively reduced property, plant and equipment. This adjustment also increased the financial result for 2004 by PLN 1 804 thousand due to a change in depreciation and interest costs [for the 6 months period ended 30 June 2004 PLN 902 thousand].

b) Elimination of translation differences included in the carrying amount of property, plant and equipment - according to the Accounting Act, exchange differences arising from foreign currency borrowings in order to finance the acquisition or construction of a given fixed asset increase or decrease the value of the said asset until it is brought into use. IAS 23 „Borrowing costs" does not permit the capitalisation of exchange differences unless such differences represent an adjustment of interest costs. According to the method elected by the Group of accounting for borrowing costs, such costs, including those representing exchange differences, are expensed in the period in which they are incurred. As a result, exchange differences arising from borrowings which were capitalised as property, plant and equipment as at the date of adoption of IFRS were recognised in retained earnings in the amount of PLN 7 123 thousand (credit) [at 31 December 2004 PLN 6 407 thousand (credit); at 30 June 2004 PLN 6 765 thousand (credit)]. This amount respectively increased property, plant and equipment. This amount also decreased the financial result for 2004 by PLN 716 thousand due to a change in depreciation costs [for the 6 months period ended 30 June 2004 PLN 358 thousand].

c) Revaluation of property, plant and equipment due to hyperinflation – a significant part of property, plant and equipment of the parent entity was acquired prior to 1997. It is assumed that hyperinflation lasted in Poland until the end of 1996. In order to set the value of property, plant and equipment in accordance with IFRS, an adjustment in the gross value of property, plant and equipment acquired prior to 1997 was made based on IAS 29, „Financial reporting in hyperinflationary economies". Reflecting the effects of hyperinflation caused an increase in the net value of property, plant and equipment at 1 January 2004 by PLN 372 251 thousand [at 31 December 2004 by PLN 352 787 thousand; at 30 June 2004 by PLN 362 875 thousand]. This amount increased depreciation, and reduced the financial result for the 12 months ended 31 December 2004 by PLN 19 464 thousand [for the 6 months period ended 30 June 2004 by PLN 9 376 thousand].

d) Adjustment to property, plant and equipment due to measurement to fair value as deemed cost – based on IFRS 1 „First-time adoption of International Financial Reporting Standards" the Group applied fair value as deemed cost for the measurement of selected property, plant and equipment. Based on measurement carried out by an expert in this regard, the gross value of property, plant and equipment was reduced at the date of adoption of IFRS, i.e. at 1 January 2004 by PLN 5 916 thousand [at 31 December 2004 by PLN 4 940 thousand; at 30 June 2004 by PLN 5 648 thousand]. This adjustment caused an increase in the financial result by PLN 976 thousand for the financial year ended 31 December 2004 [for the 6 months period ended 30 June 2004 by PLN 268 thousand].

e) Adjustment in measurement of fully-depreciated property, plant and equipment – at the date of adoption of IAS a review was carried out of depreciation rates of property, plant and equipment which had been fully depreciated but were still in use. In those instances where it was determined that the full depreciation of a fixed asset at the date of transition to IFRS arises from the fact that the depreciation rate, from the moment a fixed asset was brought into use, did not reflect its period of use, a retrospective adjustment was made of previously-made depreciation. As a result of this adjustment the net value of property, plant and equipment was increased at 1 January 2004 by PLN 43 759 thousand [at 31 December 2004 PLN 40 945 thousand]. This adjustment increases depreciation and decreases the financial result for 2004 by PLN 2 814 thousand.

f) Adjustment to property, plant and equipment due to separate depreciation of items – IAS 16 „Property, Plant and Equipment" requires that each part of an item of property, plant and equipment with a different useful life be depreciated separately, although the Accounting Act does not require this. As a result, in order to prepare its financial statements according to Polish accounting standards, the Group applied a single depreciation rate for each item of property, plant and equipment as a whole. Separating such items and applying to them separate depreciation rates matched to their individual periods of usefulness increases

the net value of property, plant and equipment at 1 January 2004 by PLN 7 958 thousand [at 31 December 2004 PLN 2 401 thousand; at 30 June 2004 by PLN 4 539 thousand]. As a result of this adjustment and the increase in depreciation, the consolidated financial result for 2004 was reduced by PLN 5 557 thousand [for the 6 months period ended 30 June 2004 by PLN 3 419 thousand].

g) Adjustment to property, plant and equipment due to capitalised costs of certified inspections – according to IAS 16 „Property, Plant and Equipment", if a condition of continuing to operate an item of property, plant and equipment is the performance of regular major inspections for faults, its cost is recognised in the carrying amount of the item of property, plant and equipment, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act does not require this, therefore the costs of certified inspections are recognised as an expense in the period in which they were incurred. As a result an adjustment was made to the value of property, plant and equipment, capitalising the costs of such inspections at 1 January 2004 in the amount of PLN 74 thousand [at 31 December 2004 PLN 219 thousand; at 30 June 2004 PLN 278 thousand]. This adjustment increases the consolidated financial result by PLN 145 thousand [for the 6 months period ended 30 June 2004 an increase by PLN 204 thousand].

4.2 Investment property

h) Adjustment of investment property to fair value – for purposes of IAS the Group applied the fair value model for the measurement of its investment property, as a result of which its investment property (including the right to perpetual usufruct of land recognised as investment property) was measured at fair value. Due to this measurement, at 1 January 2004 the carrying amount of investment property was increased by PLN 3 649 thousand [at 31 December 2004 PLN 3 649 thousand]. As the perpetual usufruct of land was accounted for as investment property, at 1 January 2004 financial liabilities due to leasing were accounted for in the amount of PLN 3 302 thousand [at 31 December 2004 PLN 3 302 thousand]. This adjustment increases equity at 1 January 2004 in the amount of PLN 347 thousand [at 31 December 2004 PLN 347 thousand; at 30 June 2004 by PLN 479 thousand]. This adjustment has no effect on the consolidated financial result for the period ended 31 December 2004 [for the 6 months period ended 30 June 2004 this adjustment increases the financial result by PLN 132 thousand].

4.3 Prepayments

i) Adjustment to prepayments – based on Polish accounting standards, a subsidiary in the Group accounted in prepayments for the administrative costs incurred in the founding or later expansion of a joint stock company prior to 2002. According to IAS equity should be decreased by these costs. An adjustment was made to prepayments, decreasing their carrying amount at 1 January 2004 by PLN 282 thousand [at 31 December 2004 by PLN 140 thousand; at 30 June 2004 by PLN 205 thousand]. This adjustment increased the financial result for the 12 month period ended 31 December 2004 by PLN 142 thousand [for the 6 months period ended 30 June 2004 by PLN 77 thousand].

4.4 Business combinations

j) Goodwill – according to the Accounting Act, goodwill is amortised over a period of no more than 5 years, although according to IFRS 3 „Business combinations" goodwill is not amortised, but is only tested annually for impairment. According to IFRS 1 „First-time adoption of International Financial Reporting Standards", beginning from 1 January 2004 goodwill is no longer amortised. The financial result for financial year 2004 was increased due to the withdrawal of current amortisation by PLN 268 thousand [for the 6 months period ended 30 June 2004 by PLN 134 thousand].

k) „Negative goodwill" (excess of share in net fair value of acquired assets and liabilities over costs of business combination) – according to the Accounting Act negative goodwill, up to an amount not exceeding the fair value of the acquired non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised in deferred income for the period, being the average weighted period of economic usefulness of the acquired and depreciable assets; negative goodwill, in an amount exceeding the fair value of non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised as income at the date of the combination. According to IFRS 3 „Business combinations", the excess interest of the net fair value of acquired net assets over the cost of the business combination should

(in '000 PLN unless otherwise indicated)

be fully recognised in the financial result at the acquisition date. Negative goodwill in the amount of PLN 8 104 thousand, which at 1 January 2004 was presented in the consolidated financial statements prepared under Polish accounting standards, was accounted for in retained earnings at 1 January 2004 [at 31 December 2004 equity was increased by PLN 8 695 thousand; at 30 June 2004 by PLN 7 621 thousand] The financial result for the 12 months period ended 31 December 2004 was increased by PLN 591 thousand [for the 6 months period ended 30 June 2004 it was decreased by PLN 483 thousand].

l) Minority interests – according to IAS 27 „Consolidated and separate financial statements" minority interests should be presented within equity in a separate item. Minority interests as at 1 January 2004 amounted to PLN 12 791 thousand [at 31 December 2004 PLN 11 853 thousand; for the 6 months period ended 30 June 2004 by PLN 13 325 thousand].

4.5 Adjustment of manufactured cost of goods held in inventories

l) Adjustment of inventories due to changes in manufacturing cost – adjustments affecting the value of property, plant and equipment, as well as amounts depreciated from 1 January 2004 to 31 December 2004 in production-related entities of the Group, lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories. Adjustments increasing inventories at 31 December 2004 by PLN 4 422 thousand increase by this same amount the consolidated financial result as well as equity of the Group [for the 6 months period ended 30 June 2004 PLN 3 837 thousand].

4.6 Accumulated translation differences from foreign entities

m) exchange differences from translation of foreign entities recognised in equity – according to the Accounting Act exchange differences from translation of foreign entities into Polish currency were recognised in equity as exchange rate differences from translation of subordinated entities. Analysis carried out for purposes of IFRS has shown that the functional currency of these entities is the Polish złoty. As a result, at 1 January 2004 these exchange differences, which until now were recognised in equity from the translation of foreign entities in retained earnings, were amortised, and a respective translation was carried out in the balance sheets and income statements of these entities, while all exchange differences arising from this translation were recognised respectively in the financial result or in retained earnings.

n) translation of an item of the financial statements of foreign entities to the functional currency – in accordance with IAS 21 "The effects of changes in foreign exchange rates" it was determined that the functional currency of the KGHM Polska Miedź S.A. Group is the Polish złoty. It is also the functional currency of the foreign entities of the Group: KGHM Polish Copper Ltd., KGHM Kupferhandels and KGHM Congo sprl, as a result of which appropriate translations were carried out of financial statements items for all of 2004 as well as for specific quarters. The effect of these calculations is an increase in the result of the Group by PLN 113 thousand at 30 June 2004 [at 31 December 2004 a decrease in the result by PLN 2 292 thousand]. Also, at 30 June 2004 equity increased by PLN 91 thousand [at 31 December 2004 equity of the Group increased by PLN 94 thousand].

4.7 Change in principles for recognising entities for consolidation

o) at the date of transition to IAS subsidiaries were excluded from consolidation whose net assets and financial results have no significant impact on the net assets and financial results of the KGHM Polska Miedź S.A. Group. An adjustment was also made to minority interests meeting the requirements of IAS 27 para. 22 b and c. As a result at 1 January 2004 the value of minority interests increased by PLN 5 172 thousand to PLN 17 963 thousand, at 30 June 2004 and at 31 December 2004 the value of minority interests increased by PLN 5 848 thousand, respectively to PLN 19 173 thousand and PLN 17 701 thousand. The adjustment only involved the exclusion of equity items, as a result of which it had no effect on total equity. The change in amount can be seen in the statement of changes in equity in this report.

4.8 Deferred income tax

p) deferred income tax from adjustment to IAS – the amount of deferred income tax was appropriately determined from the adjustments described in the above points, in accordance with IAS 12 „Income taxes". The amount of deferred income tax charged to equity at 1 January 2004 amounts to PLN 75 028 thousand [at 31 December 2004 PLN 71 026 thousand; at 30 June 2004 PLN 73 292 thousand]. The amount of deferred income tax increasing the consolidated financial result for financial year 2004 amounts to PLN 4 002 thousand [for the 6 months period ended 30 June 2004 PLN 1 736 thousand].

4.9 Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29 "Financial reporting in hyperinflationary economies" the components of owner's equity (except retained profit and any revaluation surplus) should be restated by applying a general price index from the dates the components were contributed or otherwise arose, for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. The application of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand while retained earnings was decreased by this same amount. As a result this revaluation has no effect on the equity of the Group at 31 December 2004. The effect of this revaluation is presented in the table below.

Reconciliation of cash flows

		Cash flows at 30 June 2004	Cash flows at 31 December 2004
Net cash flows based on Polish accounting standards	(a)	**185 835**	**29 750**
- adjustment due to translation of financial statements of foreign entities of the Group into the functional currency.	(b)	87	(67)
Net cash flows based on IAS	(c)	**185 922**	**29 683**

5. Other explanations and disclosures

1. At the date of transition to IAS the Group, as a result of transition, neither recognised nor reversed any impairment losses

2. In its opening balance the Group applied fair value as deemed (assumed) cost in relation to certain items of property, plant and equipment. Every case of measurement to fair value was carried out by a professional valuer. The total fair value of items of property, plant and equipment is presented below:

		Aggregate fair value at 1 January 2004	Aggregate adjustments to carrying amount in accordance with previous accounting standards
Items of property, plant and equipment	(d)	12 990	(5 916)
Total		12 990	(5 916)

3. For the preparation of comparative data as respects financial instruments subject to IAS 32 and IAS 39, previously-applied accounting principles based on Polish accounting law were applied, whilst it was determined that there would be no significant discrepancies if the requirements of IAS 32 and IAS 39 were fully applied to these same financial instruments. The effect of changes resulting from the requirements of IAS 39 is the classification of financial assets in the form of shares in an investment fund as financial assets measured at fair value through the income statement. Reclassification from the category of financial assets held to maturity was carried out at 1 January 2005, which for KGHM is the date of transition to IAS with respect to IAS 32 and IAS 39. The result of this designation is an increase in the previous value of shares in the fund, from PLN 37 274 thousand to the fair value of PLN 49 981 thousand. This change in value at 1 January 2005 was recognised in the retained earnings from prior years.

   No other significant adjustments were identified which would be necessary to conform the data respecting financial instruments to the requirements of IAS 32 and IAS 39.

6. Coverage of the effects of revaluation of share capital

The Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 15 July 2005 resolved to settle the effects of revaluation of share capital carried out at the transition of the KGHM Polska Miedź S.A. Group to IAS in accordance with § 24 of IAS 29 „Financial reporting in hyperinflationary economies". The effects of this revaluation of share capital in the amount of PLN 5 413 573 thousand recognised in retained earnings (a loss) were covered by share capital.

(in '000 PLN unless otherwise indicated)
EXEMPTION NUMBER: 82-4639

Signatures

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
18 October 2005	Marek Szczerbiak	President of the Management Board	
18 October 2005	Jarosław Andrzej Szczepek	First Vice President of the Management Board	
18 October 2005	Wiktor Błądek	Vice President of the Management Board	
18 October 2005	Andrzej Krug	Vice President of the Management Board	
18 October 2005	Robert Nowak	Vice President of the Management Board	
18 October 2005	Sławomir Pakulski	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
18 October 2005	Jacek Sieniawski	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE ACTIVITIES OF THE KGHM POLSKA MIEDŹ S.A. GROUP IN THE FIRST HALF OF 2005

Lubin, October 2005

Contents

1 General information

1.1 Basic information

KGHM Polska Miedź Spółka Akcyjna – the Parent Entity of a Group, is an entity registered in the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court of Registration, registration number KRS 0000023302.
The basic activities of the entity are as follows:

- copper ore mining,
- non-ferrous metals ore mining
- the extraction of gravel and sand,
- the production of copper, precious and non-ferrous metals,
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of waste,
- wholesale sales based on direct or contractual payments,
- the warehousing and preservation of goods,
- activities related to financial holding associations,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunications and IT services.

The shares of the Parent Entity are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.
The activities of the companies of the KGHM Polska Miedź S.A. Group also include:

- the production of products from copper and precious metals,
- underground construction services,
- the production of mining machinery and equipment,
- the production of energy,
- telecommunications services,
- transportation services,
- research, analysis and designing services.

Time frame of existance of the issuer and of the entities of the KGHM Polska Miedź S.A. Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of the parent entity and its subsidiaries is unlimited.
The legal antecedent of the Parent Entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Business combinations/Joint ventures

During the current financial period and comparable financial period there were no business combinations and no joint ventures.

1.2 Bodies of the Parent Entity

Supervisory Board of the Parent Entity

During the period from 1 January 2005 to 15 June 2005 the Supervisory Board was composed of the following persons:

▪ Janusz Maciejewicz	Chairman
▪ Jerzy Markowski	Vice Chairman
▪ Jan Rymarczyk	Secretary
▪ Elżbieta Niebisz	
▪ Tadeusz Janusz	
▪ Marek Wierzbowski	

together with the following employee representatives:

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

In connection with the expiration of the fifth term of the Supervisory Board, the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. by Resolutions Nrs 38/2005-44/2005 dated 15 June 2005 appointed the following persons to the Supervisory Board for a new sixth term, and the Supervisory Board by Resolutions Nrs 1/VI/05, 2/VI/05 and 3/VI/05 dated 23 June 2005 selected the following persons as Chairwoman, Vice Chairman and Secretary of the Supervisory Board:

▪ Elżbieta Niebisz	Chairwoman
▪ Tadeusz Janusz	Vice Chairman
▪ Jan Rymarczyk	Secretary
▪ Krzysztof Szamałek	
▪ Maciej Kruk	
▪ Marek Wierzbowski	

together with the following employee representatives:

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

Management Board of the Parent Entity

During the period from 1 January 2005 to 23 June 2005 the Management Board of the Parent Entity was comprised of the following persons:

▪ Wiktor Błądek	President of the Management Board
▪ Jarosław Andrzej Szczepek	Ist Vice President of the Management Board for Finance-Economics
▪ Andrzej Krug	Vice President of the Management Board for Employee Affairs
▪ Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging
▪ Marek Szczerbiak	Vice President of the Management Board for Production

On 23 June 2005 the Supervisory Board of the Parent Entity recalled Wiktor Błądek from the function of President of the Management Board and re-appointed him as a Vice President of the Management Board.
At the same meeting the Supervisory Board appointed Marek Szczerbiak as President of the Management Board and Sławomir Pakulski as a Vice President of the Management Board.
As a result of these changes, the Management Board at the date of preparation of this report was comprised of the following persons:

▪ Marek Szczerbiak	President of the Management Board
▪ Jarosław Andrzej Szczepek	Ist Vice President of the Management Board for Finance-Economics
▪ Wiktor Błądek	Vice President of the Management Board for Mining
▪ Andrzej Krug	Vice President of the Management Board for Employee Affairs
▪ Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging
▪ Sławomir Pakulski	Vice President of the Management Board for Smelting

1.3 Remuneration paid to Members of the Management Board and Supervisory Board of the Parent Entity

Below is presented information on the total wages, bonuses or benefits paid or due, individually for each person in the management board, irregardless of whether they have been accounted for in costs or were the result of profit distribution. In the table is presented separate information on the value of remuneration and bonuses received due to fulfilling management and supervisory functions in the bodies of subsidiaries and associated entities

Table 1. Remuneration paid to members of the Management Board

Management Board	Period function fulfilled in the first half of 2005	Remuneration paid or due for serving on Management Board	Benefits, income from other contracts	Income received in subsidiaries and associates	Total income in the first half of 2005
		[in '000 PLN]			
Marek Szczerbiak	1.01-30.06	209	35	45	289
Jarosław Andrzej Szczepek	1.01-30.06	212	37	151	400
Andrzej Krug	1.01-30.06	207	5	147	358
Robert Nowak	1.01-30.06	193	39	27	259
Wiktor Błądek	1.01-30.06	256	77	57	390
Sławomir Pakulski	23.06-30.06	8			8

Notes:

- the item "Remuneration paid or due for serving on Management Board" includes base wages, premium advance for the year 2005,
- the item "Benefits, income from other contracts" includes wages received from R&D-related contracts, insurance, subsidies for housing rental expenses, contributions to the Employee Retirement Fund (PPE);
- does not include payments made after appointment as a member of the Management Board, and related to period prior to appointment as a member of the Management Board

Table 2. Remuneration paid in 2005 to members of the Management Board after fulfilling this function

Management Board	Period function fulfilled	Advance due to annual bonus; equivalent payment	Remuneration due to anti-competition contract	Retirement rights	Total income in the first half of 2005
		[in '000 PLN]			
Stanisław Speczik	1.01-29.03.2004	26	56		81
Andrzej Kowalczyk	28.03-16.11.2004	15			15
Tadeusz Szeląg	1.01-29.03.2004		45	150	195

Table 3. Remuneration paid to members of the Supervisory Board

Supervisory Board	Period function fulfilled in the first half of 2005	Remuneration for time served on Supervisory Board	Income from other contracts	Income received in subsidiaries and associates	Total income in the first half of 2005
		[in '000 PLN]			
Janusz Maciejewicz	1.01-15.06	36			36
Jerzy Markowski	1.01-15.06	32		22	54
Jan Rymarczyk	1.01-30.06	31		24	56
Józef Czyczerski	1.01-30.06	31	37		69
Leszek Hajdacki	1.01-30.06	31	55	20	107
Tadeusz Janusz	1.01-30.06	31			31
Ryszard Kurek	1.01-30.06	31	80	13	124
Elżbieta Niebisz	1.01-30.06	32			32
Marek Wierzbowski	1.01-30.06	31			31
Maciej Kruk	15.06-30.06	3			3
Krzysztof Szamałek	15.06-30.06	3			3

Notes: item "Income from other contracts" also includes wages for the work of employee-elected members of the Supervisory Board.

1.4 Description of the data presented

Periods covered by the consolidated financial statements

The consolidated financial statements presented comprise:

- the current period from 1 January to 30 June 2005,
- the comparable period from 1 January to 30 June 2004.

Combined data of the financial statements
The consolidated financial statements for the given period and comparable prior period were prepared as combined statements of the parent entity and of those subsidiaries subject to consolidation, following elimination of inter-company transactions and balances and other consolidation adjustments. The shares in associates were accounted for using the equity method in the consolidated financial statements.

Going concern consideration
The financial statements, representing the basis for consolidation, were prepared under the going concern consideration as respects consolidated subsidiary entities and associates accounted for by the equity method. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

1.5 Selected financial information

Table 4. Selected financial information

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	I half 2005 period from 1 January 2005 to 30 June 2005	**I half 2004** period from 1 January 2004 to 30 June 2004	**I half 2005** period from 1 January 2005 to 30 June 2005	**I half 2004** period from 1 January 2004 to 30 June 2004
I. Sales	3 988 054	3 752 413	977 344	793 138
II. Operating profit	1 225 245	1 121 040	300 268	236 951
III. Profit before tax	1 274 404	1 142 732	312 316	241 536
IV. Profit for the period	1 036 079	926 594	253 910	195 852
V. Profit for the period attributable to shareholders of the parent entity of the Group	1 035 515	925 384	253 772	195 596
VI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VII. Earnings per ordinary share (in PLN/EUR)	5.18	4.63	1.27	0.98
VIII. Net cash generated from operating activities	805 911	931 102	197 503	196 805
IX. Net cash used in investing activities	(378 944)	(195 379)	(92 867)	(41 297)
X. Net cash used in financing activities	(1 969)	(549 801)	(483)	(116 210)
XI. Total net cash flow	424 998	185 922	104 153	39 298
	At 30.06.2005	**At 31.12.2004**	**At 30.06.2005**	**At 31.12.2004**
XII. Available-for-sale non-current assets	2 277	-	564	-
XIII. Current assets	3 179 284	2 869 240	786 932	703 418
XIV. Non-current assets	6 701 702	6 484 535	1 658 796	1 589 736
XV. Total assets	9 883 263	9 353 775	2 446 292	2 293 154
XVI. Current liabilities	2 420 652	2 419 068	599 156	593 054
XVII. Non-current liabilities	1 351 655	1 278 756	334 560	313 497
XVIII. Equity	6 110 956	5 655 951	1 512 575	1 386 602
XIX. Minority interest	18 265	17 701	4 521	4 340

The following currency rates were applied in the calculation of selected financial data presented in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of 4.0805 PLN/EUR,
- for the calculation of assets, equity and liabilities as at 30 June 2005, the rate of 4.0401 PLN/EUR,
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of 4.7311 PLN/EUR,
- for the calculation of assets, equity and liabilities as at 31 December 2004, the rate of 4.0790 PLN/EUR.

2 Activities of the KGHM Polska Miedź S.A. Group in the first half of 2005

2.1 Description of changes in equity commitment and equity investment in the KGHM Polska Miedź S.A. Group

In the first half of 2005 investment expenditures by companies of the KGHM Polska Miedź S.A. Group amounted to PLN 338 278 thousand. A list of investment expenditures in the first half of 2005 by company is presented below:

Table 5. Investment expenditures in the KGHM Polska Miedź S.A. Group

Company	Expenditure	structure
	['000 PLN]	[%]
Copper and precious metals, other smelter products	240 033.0	71.0
Telecommunications and IT services	42 542.0	12.6
Other	56 695.0	16.8
Consolidation adjustments	(1 292.0)	
TOTAL	**338 278.0**	**100.0**

The highest level of investment was made by the Parent Entity, which incurred 71.0% of all investment expenditures. A high level of investment was also maintained by DIALOG S.A. Investments by the remaining companies were at a decidedly lower level.

The following events took place in the first half of 2005 in the KGHM Polska Miedź S.A. Group:

The acquisition of shares in the increased share capital of companies. The purchase of shares

KGHM Polska Miedź S.A.

- **PeBeKa S.A.**

  On 15 April 2005 KGHM Polska Miedź S.A. acquired from Dolnośląska Spółka Inwestycyjna S.A. 100% of the shares of the company Przedsiębiorstwo Budowy Kopalń PeBeKa Spółka Akcyjna, for the total price of PLN 36 737 thousand.

  This purchase of shares of PeBeKa S.A. is related to the reorganisation of the Group, bringing order to the ownership structure and with plans for increasing the role of the company in providing preparatory mining services to KGHM Polska Miedź S.A.

  The share capital of PeBeKa S.A. was increased by PLN 10 100 thousand and after court registration on 29 June 2005 amounted to PLN 27 353 thousand.

  The shares of this new issue were acquired by KGHM Polska Miedź S.A. at face value and paid for in the amount of PLN 7 100 thousand. The remaining amount of PLN 3 000 thousand will be paid by 30 October 2005. The assets acquired are of a long term, equity investment nature. PeBeKa S.A. will use the funds acquired from this issuance of shares for the replacement of equipment and for development.

- **„Zagłębie" Lubin SSA**

  On 21 April 2005 the General Shareholders Meeting of „Zagłębie" Lubin SSA resolved to increase the share capital of the company by PLN 45 000 thousand. The newly issued shares were acquired by KGHM Polska Miedź S.A., which thereby became the owner of 93.90% of the shares of the company. This increase in share capital is related to an investment titled „Modernisation of the stadium and the building of a sports arena in Lubin".

  On 20 July 2005 KGHM Polska Miedź S.A. paid for the first instalment of a new issue of shares in the amount of PLN 14 000 thousand. This increase in share capital had not yet been court registered as at the date of preparation of this report.

- **PHP „MERCUS" spółka z o.o.**

On 20 May 2005 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A. 38.35% of the shares of the company Przedsiębiorstwo Handlowo-Produkcyjne „MERCUS" spółka z ograniczoną odpowiedzialnością for the total price of PLN 12 003 thousand. As a result of this transaction KGHM Polska Miedź S.A. owns 100% of the shares of PHP "MERCUS"- spółka z o.o.

This transaction completes the process of acquiring the shares of PHP "MERCUS" – spółka z o.o. from KGHM Metale S.A., which is aimed at granting the company PHP "MERCUS" – spółka z o.o. the role of main supplier of the Divisions of KGHM Polska Miedź S.A.

- **„Energetyka" sp. z o.o.**

On 26 July 2005 court registration was made for an increase in share capital of the company „Energetyka" sp. z o.o. by the amount of PLN 65 942 thousand. This increase was covered by a contribution in kind in the amount of PLN 65 851 thousand and cash in the amount of PLN 91 thousand. This contribution in kind represented an organised part of the company KGHM Polska Miedź S.A. – the Water Management Division. The purpose of this operation was to consolidate water-sewage management in a single entity and to rationalise water-sewage management throughout KGHM Polska Miedź S.A., among others by reducing costs. Transferal of ownership of this property took place on 1 July 2005. The company „Energetyka" at present is the main supplier of water and heating energy to KGHM Polska Miedź S.A.

Companies of the KGHM Metale S.A. Group

- **WFP Hefra S.A.**

On 23 June 2005 court registration was made for a change in share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna.

The share capital of WFP Hefra S.A. was increased by the amount of PLN 3 600 thousand, i.e. to PLN 32 230 thousand. The shares were acquired in cash by KGHM Metale S.A., which currently owns 97.518 % of the share capital of WFP Hefra S.A. WFP Hefra S.A. used the funds acquired from this increase in share capital for realisation of its sales growth plan and to strengthen its market position.

Companies of DSI S.A.

- **INOVA Spółka z o.o.**

DSI S.A. acquired newly-issued shares of INOVA Spółka z o.o. having a total value of PLN 2 750 thousand. After registration of this increase by the court on 6 June 2005 the share capital of INOVA Spółka z o.o. amounts to PLN 6 600 thousand. This increase in share capital was carried out in order to realise the company's investment plans.

These shares were covered by cash in the amount of PLN 1 250 thousand as well as by a contribution n kind in the form of receiveables demandable due to the return of a refundable payment to DSI S.A. in the amount of PLN 1 500 thousand. DSI S.A. owns 100% of the share capital of this company.

- **DFM ZANAM-LEGMET Sp. z o.o.**

On 13 May 2005 the court registered a change in the share capital of the company DFM ZANAM-LEGMET Sp. z o.o. – a 100% subsidiary of DSI S.A. The share capital was increased by the amount of PLN 18 435 thousand, i.e. to PLN 30 470 thousand.

All of the shares in the increased share capital were acquired by DSI S.A. covering them with cash in the amount of PLN 16 410 thousand as well as by a contribution in kind in the form of receiveables demandable due to the return of a refundable payment to DSI S.A. from DFM ZANAM-LEGMET Sp. z o.o. in the amount of PLN 2 025 thousand. The transfer of these funds in the form of an increase in share capital was related among others with the process of consolidating the machine sections of DFM ZANAM-Legmet Sp. z o.o. and INOVA Sp. z o.o. and with the investment policy of the company.

Dividends received

KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. in the first half of 2005 received the following amounts due to dividends:

- Polkomtel S.A. PLN 83 290 thousand,
- MINOVA – KSANTE Spółka z o.o. PLN 705 thousand,

(including PLN 211 thousand paid as an advance in 2004).

In addition on 11 July 2005 the Company received a dividend from the company Polskie Towarzystwo Reasekuracji S.A. in the amount of PLN 312 thousand .

The dividends received from subordinated entities (Polkomtel S.A., MINOVA – KSANTE Spółka z o.o.) in the total amount of PLN 83 784 thousand, in accordance with accounting by the equity method, adjusted the carrying amount of subordinated entities and were recognised in the cash flow statement.

The liquidation of companies

Companies of DSI S.A.

The process of liquidating the company NATUROPAK Sp. z o.o. was completed. On 27 May 2005 the court removed from the Corporate Register of the National Court of Registration NATUROPAK sp. z o.o. – an entity in which DSI S.A. owns 27.5% of the shares.

Other forms of financing Group companies

KGHM Polska Miedź S.A.

Projects realised by entities of the KGHM Polska Miedź S.A. Group were financed by loans and subsidies.

- **KGHM Congo S.P.R.L.**

  The commitment of KGHM Polska Miedź S.A. at 30 June 2005 due to loans granted to KGHM Congo S.P.R.L. amounts to USD 1 100 thousand. These loans are to be used for the replacement of the worn-out machine park, the repair of roads to the Kimpe mine in the DR of Congo and for the hydrometalurgical plant, in which cobalt-copper ore from the Kimpe deposit is to be processed.

- **„Zagłębie" Lubin SSA**

  Since January 2005 the company has made use of a loan in the amount of PLN 800 thousand, granted by KGHM Polska Miedź S.A. On 7 July 2005 the company repaid the loan in full.

- **„Energetyka" sp. z o.o.**

  The company made use of funds acquired from a loan granted by KGHM Polska Miedź S.A. in 2004 in the amount of PLN 9 000 thousand. The funds acquired from this loan are to be used for the preparation of an investment comprising the construction of gas-steam units. Maturity of this loan is 31 December 2005.

- **PeBeKa S.A.**

  KGHM Polska Miedź S.A. on 15 April 2005 acquired from DSI S.A. receiveables due to a loan agreement entered into between DSI S.A. and „KWARCE" S.A. (after the merger of PeBeKa S.A. and „KWARCE" S.A. the former became a party to the agreement). On 22 April 2005 KGHM Polska Miedź S.A. entered into an agreement with PeBeKa S.A. regarding the establishment of a schedule of loan instalment repayments. The loan amounts to PLN 2 400 thousand. Repayment will be executed in four instalments to 31 December 2007.

- **MCZ S.A.**

In February 2005 KGHM Polska Miedź S.A. entered into an agreement with the entity Miedziowe Centrum Zdrowia S.A. regarding the granting of a subsidy in the amount of PLN 11 200 thousand. The purpose of this subsidy is to finance the purchase of a CT scanner and of fixed-station angiograph equipment for the examination of heart and peripheral vessels. In March 2005 KGHM Polska Miedź S.A. executed the first instalment of the grant in the amount of PLN 2 240 thousand. The remainder of the grant will be executed in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

Other equity investments

KGHM Polska Miedź S.A. continued in the first half of 2005 to participate in the AIG Emerging Europe Infrastructure Fund. In 2004 the Company received from the AIG fund the net amount of PLN 10 109 thousand due to the redemption of previously-acquired participatory units (less units acquired in the first half of 2005), paid a management fee in the amount of PLN 800 thousand and covered the costs of a project in the amount of PLN 96 thousand. The Company received PLN 57 thousand due to fees. Profit realised due to the redemption of previously-purchased participatory units amounted to PLN 24 944 thousand. Based on valuation the investment by KGHM Polska Miedź S.A. in the AIG Emerging Europe Infrastucture Fund at 30 June 2005 amounts to PLN 78 643 thousand.

In the first half of 2005 KGHM Polska Miedź S.A. maintained the financing of DIALOG S.A. through bonds acquired from this company. At 30 June 2005 the total value (together with accrued interest) of the debt of DIALOG S.A. towards KGHM Polska Miedź S.A. due to issued bonds amounted to PLN 679 912 thousand.

Other events

- **„Energetyka" sp. z o.o.**

The Management Board of KGHM Polska Miedź S.A. extended in the company „Energetyka" sp. z o.o. until 30 November 2005 a bank guarantee for the payment by KGHM Polska Miedź S.A. of a contribution in kind in the amount of PLN 193 000 thousand to be used for an increase of the share capital of this company, granted in January 2005. This planned increase in share capital is related to an investment project titled „Development of the power generation capacity of KGHM Polska Miedź S.A.".

„Energetyka" sp. z o.o. intends to initiate an investment based on the building of two complete gas-steam units with a capacity of 150-190 MW_e and 65-90 MW_c. It is expected that in the fourth quarter of 2005 a contract will be signed with the General Contractor of the investment, and the process of investment will be initiated. This investment is valued at appx. PLN 850 000 thousand.

To realise this investment „Energetyka" sp. z o.o. established a new entity: Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. On 28 April 2005 the court resolved to enter this company into the Corporate Register.

- **Reorganisation of the Group**

Reorganisation of the KGHM Polska Miedź S.A. Group, which began in March 2005, has been continued. This process is aimed at bringing order to the ownership structure of the Group and at changing the strategy in respect of its investment funds – KGHM Metale S.A. and DSI S.A.

The main reorganisational task of the KGHM Polska Miedź S.A. Group is to adapt its structure to the current needs of KGHM Polska Miedź S.A., i.e.:

- acquiring direct control over existing companies,
- simplifying the decision-making structure,
- reducing the costs of managing portfolio companies, and
- preparing companies for sale (through their listing on the WSE or sale to a sector investor).

The process of combining KGHM Metale S.A. and DSI S.A. has been completed. Court registration of the combination of these entities was performed on 30 September 2005.

The main task of the merged companies will be to alter the mode of operating, from activities typical for investment funds to activities directly related to production and service-type activities of an auxiliary nature to KGHM Polska Miedź S.A., mainly in the areas of ecology and non-ferrous metals (road-building materials, the recovery of metals associated with copper ore using hydrometalurgical methods, e.g. rhenium, nickel). The activities of the entity are also meant to result in cost reductions in the core business of KGHM

Polska Miedź S.A. It is assumed that there will be a reduction of costs in the combined entity and – due to the new organisational structure – an increase in the market competitiveness of the Company.

As part of this reorganisation KGHM Polska Miedź S.A. acquired from its investment fund companies shares of PeBeKa S.A. and of PHP „MERCUS" – spółka z o.o. It is recognised that their relation to the core business requires acquiring direct ownership control. In addition in July 2005 consolidation of the machine sections of DFM ZANAM-Legmet Sp. z o.o. and INOVA Spółka z o.o. was completed, whose goal was concentration of the machine sector in a single entity, limitation of excessive diversification and reducing costs.

Direct and indirect equity investments by KGHM Polska Miedź S.A.

at 30 June 2005


KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges.m.b.H 100%
POL-MIEDŹ TRANS spółka z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
CBJ sp. z o.o. 100%
„MCZ" S.A. 100%
DIALOG S.A. 100%
PeBeKa S.A. 100%
„Energetyka" sp. z o.o. 100%
KGHM CONGO S.P.R.L 100%
PHP „MERCUS" - spółka z o.o. 100%
KGHM Metraco sp. z o.o. 99%
TUW - CUPRUM 94%
„Zagłębie" Lubin SSA 41%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.6%
INFOMONITOR Biuro Informacji Gospodarczej S.A. 17%
PTR S.A. 12%
INTERFERIE S.A. 3%
Dolnośląska Spółka Inwestycyjna S.A. 77%
INOVA Spółka z o.o. 100%
DFM ZANAM-LEGMET Sp. z o.o. 100%
INTERFERIE S.A. 94%
DKE Spółka z o.o. 50%
DOL-EKO organizacja odzysku S.A. 20%
Energetyka Spółka Spec. Przeznaczenia sp. z o.o. 99,8%
PU „Mercus Serwis" Sp. z o.o. 100%
PHU „Lubinpex" Sp. z o.o. 96%
PHU „Mercus Bis" Sp. z o.o. 48%
„Zagłębie" Lubin SSA 39%
KGHM Metale S.A. 100%
WFP Hefra SA 97%
AQUAKONRAD SA in liquidation 90%
PCPM sp. z o.o. 74%
WM „ŁABĘDY" S.A. 62%
WMN sp. z o.o. 58%
Dolnośląska Spółka Inwestycyjna S.A. 23%

2.2 Employment

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

Table 6. Employment and its structure as at end of period.

Item	Description	Average employment in H1 2005	Average employment in H1 2004
I.	**TOTAL EMPLOYMENT**	**26 793**	**26 554**
1.	Total workers:	26 600	26 367
a.	white collar	7 965	7 925
b.	blue collar	18 635	18 442
2.	Trainees	15	20
3.	Persons on maternity or unpaid leave.	178	167

The largest number of employees was noted in the following Group companies:

- KGHM Polska Miedź S.A. – 17 712,
- PeBeKa S.A. – 1 571,
- Pol – Miedź Trans spółka z o.o. – 1 499,
- DIALOG S.A. – 1 017,
- DFM Zanam – Legmet Sp. z o.o. – 960.

2.3 Activities and basic products, goods for resale and services of entities of the KGHM Polska Miedź S.A. Group

2.3.1 Basic products and services of companies with the direct and indirect equity involvement of KGHM Polska Miedź S.A

Basic products and services of entities of the Group, associates and other entities with the equity involvement of KGHM Polska Miedź S.A. by segment:

Table 7. Segments of activity

Item	Name of entity	Segments of activity
I.	**Extraction and processing of metals**	
1.	KGHM Polska Miedź S.A.	extraction and processing of copper and precious metals
2.	KGHM CONGO S.P.R.L.	copper and cobalt extraction services
3.	WMN sp. z o.o.	non-ferrous metals processing
II.	**Investment activities**	
1.	DSI S.A.	investment activities
2.	KGHM Metale S.A.	investment activities

III.	**Construction**	
1.	PeBeKa S.A.	construction; building of roadway and railway tunnels; mining services
IV.	**Trade**	
1.	KGHM Polish Copper Ltd	copper trading
2.	KGHM Kupferhandelsges m.b.H.	copper trading
3.	KGHM Metraco Sp. z o.o.	trading of metals, chemicals, copper scrap
4.	PHP MERCUS spółka z o.o.	trade, production of bundled electrical cables
V.	**Machinery**	
1.	DFM ZANAM - LEGMET Sp. z o.o.	production of mining machinery, equipment and tools, metals casting
VI.	**Production and supply of electrical energy, gas and water**	
1.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
VII.	**Services**	
1.	INTERFERIE S.A.	tourism, hotel and spa services
2.	„MCZ" S.A.	medical services
3.	POL-MIEDŹ TRANS spółka z o.o.	railroad and roadway transport, trade in fuels
4.	DIALOG S.A.	telecommunications services
5.	Polkomtel S.A.	telecommunications services
VIII	**R&D activities**	
1.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
2.	CBJ sp. z o.o.	technical research and analysis
3.	INOVA Spółka z o.o.	production of machinery, R&D work
IX	**Insurance and banking**	
1.	TUW-CUPRUM	mutual insurance services for its members
2.	PTR S.A.	organisation and conduct of intermediate insurance activities
X.	**Other activities**	
1.	AQUAKONRAD S.A. in liquidation	production of mineral water and non-alcoholic beverages
2.	WFP Hefra S.A.	production and sale of rust-proof, silver-plated and semi-silver-plated table settings
3.	DKE Spółka z o.o.	processing of municipal and industrial waste
4.	MINOVA-KSANTE Sp. z o.o.	production of organic and non-organic chemicals, glues
5.	WM „ŁABĘDY" S.A.	trade in coal and cables
6.	PCPM sp. z o.o.	promotion of copper products
7.	DOL – EKO organizacja odzysku	management of non-metallic and metallic waste
8.	„Zagłębie" Lubin SSA	participation in and organisation of professional sporting events, management of football club
9.	INFOMONITOR BIURO INFORMACJI GOSPODARCZEJ S.A.	collection, storage and disclosure of economic information

According to data at 30.06.2005

2.3.2 Share of specific products, goods and services in revenues from sales.

The KGHM Polska Miedź S.A. Group operates in three segments.

- Segment I – copper, precious metals, other smelting products – the extraction and processing of copper and precious metals, the production of non-ferrous metals, copper tradining and the production of copper;
- Segment II – telecommunications and IT services;
- Segment III – other sectors which comprise the activities of subsidiaries of the Group which are not included in segments I and II.


5%
6%
89%
Copper, precious metals and other smelter products
Telecommunications and IT services
Other

Diagram 1. Share of specific segments in revenues from sales in the first 6 months of 2005

2.3.3 Sales markets of products, goods for resale and services - geographical structure

Around 40% of revenues from sales of products, goods for resale and services earned by KGHM Polska Miedź S.A. and by companies of the KGHM Polska Miedź S.A. Group come from the domestic market. The largest foreign recipients of the products, goods for resale and services offered by the Company and the KGHM Polska Miedź S.A. Group remain Germany and France.


6.1%
6.4%
0.7%
5.4%
38.4%
8.1%
5.8%
11.2%
17.8%
Poland Germany France UK Czech Republic Austria Hungary China Other

Diagram 2. Sales of products, goods for resale and services by country of destination in the first 6 months of 2005

In comparison with the sales structure in the first half of 2004 there was a clear increase in sales to the Chinese market, from 4.0% to 6.1% and in sales to Austria, from 2.4% to 5.4%.

2.4 Main entities affecting the value of the Group

Among those assets categorised as related entities the largest impact on the Group is due to:

- the parent entity – KGHM Polska Miedź S.A.,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the shares – consolidated using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The financial results and description of activities of the Company for the first half of 2005 may be found in the KGHM Polska Miedź S.A. report (SA-P 2005) published on 20 September 2005.

DIALOG S.A.

The results achieved by the company in the first half of 2005 demonstrate the effectiveness of the applied strategy of seeking subscribers and increasing its range of services while simultaneously pursuing a consistent policy of rationalisation of costs.

During the first 6 months of 2005 DIALOG S.A. earned PLN 248 190 thousand in revenues from sales (versus PLN 220 986 thousand in the first half of 2004 – an increase of 12%), achieving a profit on sales of PLN 40 327 thousand (versus PLN 38 953 thousand for the comparable period of 2004 – an increase of 4%). The company earned an operating profit of PLN 35 697 thousand. In the first half of 2005 DIALOG S.A. earned EBITDA in the amount of PLN 84 813 thousand, thereby achieving an EBITDA margin of 34%. This profitability at the operating level as well as the high level of EBITDA is due to the continuation of activities aimed at optimising costs while simultaneously undertaking actions aimed at improving the structure of revenues. The net profit of the company is significantly impacted by financial activities. The loss on financial activities amounted to PLN 21 906 thousand. The main reason for this result was the cost of debt servicing by DIALOG S.A. (interest and

provisions on bonds paid in the amount of PLN 23 467 thousand). The net profit of the company in the first half of 2005 amounted to PLN 13 791 thousand.
In 2005 the company continued the program of increasing its subscriber base. At the end of June 2005 it had 700 thousand built lines (an increase since the beginning of the year of 16 thousand lines) and 441 thousand ringing lines (an increase since the beginning of the year of 6 thousand lines). The company is consistently pursuing a policy aimed at acquiring corporate customers. At the end of June 2005 the Business-mix ratio was 26%. The company is intensively developing other services, including internet access. At the end of June 2005 the company had 71 thousand internet users taking advantage of internet access through monthly, lump-sum payments (an increase since the beginning of the year of 4 thousand users).

In the course of the process of optimising the commitment of KGHM Polska Miedź S.A. in its telecommunications assets, it was recommended by its advisors that it seek either a strategic or a financial investor for DIALOG S.A. and propose that KGHM Polska Miedź S.A. exit its investment in DIALOG S.A. through the sale of up to 100% of the shares of the company. As a result the Management Board intends, together with a financial advisor, to begin the process of seeking an investor for the company.

Polkomtel S.A.

As a result of the methodology accepted in 2004 for the measurement of non-current financial assets, the shares of Polkomtel S.A. are presented in the consolidated financial statements in an equity amount representing the proportional percentage of share capital owned in this company. The value of the shares of Polkomtel S.A. as at 30 June 2005 in the financial statements of the KGHM Polska Miedź S.A. Group is PLN 823 079 thousand.

In the first half of 2005 the company achieved EBITDA in the amount of PLN 1 150 081 thousand. The result on operating activities amounted to PLN 690 647 thousand, which in relation to the comparable prior period means an increase of 24%. The company earned a profit of PLN 527 068 thousand, representing an increase versus the first half of 2004 of 23%.

Polkomtel S.A. expects that it will earn a profit in 2005 comparable to the result for 2004. It also foresees an increase in revenues due to an increase in subscribers and to the development of services (including 3G services). The network will grow dynamically, and further base stations and telephone centrals will be built.

3 Financial results

3.1 Balance sheet: assets

The assets structure of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity. The share of assets of subsidiaries at 30 June 2005 amounts to PLN 825 184 thousand, representing 8.3% of the assets structure.

Table 8. Assets and their structure

Condensed consolidated balance sheet ASSETS	at: 30 June 2004 ['000 PLN]	31 December 2004 ['000 PLN]	30 June 2005 ['000 PLN]	Structure [%]	Change 4/3 [%]
1	2	3	4	5	6
Non-current assets	6 120 240	6 484 535	6 701 702	67.8	103.3
Property, plant and equipment	5 170 954	5 458 088	5 554 538	56.2	101.8
Intangible assets	79 584	90 115	86 351	0.9	95.8
Investment property	9 765	9 878	9 880	0.1	100.0
Investments accounted for using the equity method	707 768	805 095	825 184	8.3	102.5
Deferred income tax asset	28 692	18 149	36 280	0.4	199.9
Available-for-sale financial assets	32 314	31 816	31 922	0.3	100.3
Held-to-maturity investments	47 269	37 320	46	0.0	0.1
Derivative financial instruments	27 727	19 329	60 800	0.6	314.6
Financial assets at fair value through profit or loss			78 643	0.8	
Trade and other receiveables	16 167	14 745	18 058	0.2	122.5
Current assets	2 877 643	2 869 240	3 179 284	32.2	110.9
Inventories	959 987	1 034 311	1 223 816	12.4	118.3
Trade and other receiveables	866 600	810 243	788 646	8.0	97.3
Receiveables due to current income tax	1 496	1 578	17 776	0.2	1126.5
Available-for-sale financial assets			6 029	0.1	
Held-to-maturity investments	2 231	5 789	5 353	0.1	92.5
Derivative financial instruments	366 304	494 145	187 447	1.9	37.9
Financial assets at fair value through profit or loss	262			0.0	
Cash and cash equivalents	680 763	523 174	950 217	9.6	181.6
Held-for-sale non-current assets and assets included in disposal group			2 277	0.0	
TOTAL ASSETS	8 997 883	9 353 775	9 883 263	100.0	105.7

During the first half of 2005 there was an increase in total assets by PLN 529 488 thousand, i.e. by 5.7%. The largest item in assets is non-current assets – representing 67.8%. This group is dominated by property, plant and equipment, representing 56.2% of all assets. There was only a minor change in non-current assets. During the analysed period they increased by 3.3%. This increase is mainly due to investments in property, plant and equipment (which item increased by 1.8%). There was a significant increase in derivative financial (hedging) instruments. The amount of these instruments increased by PLN 41 471 thousand, i.e. by 214.6%. This increase is due to an increase in the amount of copper price hedging instruments with a maturity of over 12 months (swap and collar contracts – a total increase from PLN 19 328 thousand to PLN 49 120 thousand) and to the use during this period of currency hedging instruments (forwards, bought put options and collar contracts) in the total amount of PLN 11 680 thousand. Changes in other items have a minor impact on the change in non-current assets.

The increase in assets was mainly due to a change in current assets. The main increase occurred in cash and cash equivalents, and amounted to PLN 427 043 thousand. This was caused primarily by the accumulation of cash for the payment of a dividend by the Parent Entity. The dividend in the amount of PLN 400 000 thousand was paid to shareholders on 2 August 2005. An important item in current assets is derivative instruments in the parent entity. In the first half of 2005 due to a change in the transactions hedging strategy, their amount decreased from PLN 494 145 thousand to PLN 187 447 thousand, of which particularly evident is a decrease in the level of derivative trade instruments from PLN 338 606 thousand to PLN 104 876 thousand. Details on financial instruments and instruments held for trade are presented in note nr 13 of the consolidated financial statements.

The increase in inventories by PLN 189 505 thousand was mainly caused by an increase in inventories in the parent entity, related to maintenance carried out on the flash furnace at the HM Głogów smelter. This maintenance caused a temporary increase in copper concentrate inventories (the balance of semi-products and work in progress increased by PLN 139 755 thousand). Inventories of this semi-product will successively decrease once this furnace is brought back online.

3.2 Balance sheet: equity and liabilities

During the current period there was a continued increase of the share of equity in the structure of equity and liabilities. Equity increased from the beginning of the analysed period by 8.0% and represent 61.8% of equity and liabilities (an increase by 1.3%). The source of this trend is primarily the net profit earned.

Table 9. Equity and liabilities and their structure

Condensed consolidated balance sheet EQUITY AND LIABILITIES	at: 30 June 2004 ['000 PLN]	31 December 2004 ['000 PLN]	30 June 2005 ['000 PLN]	Structure [%]	Change 4/3 [%]
1	2	3	4	5	6
EQUITY	**4 749 779**	**5 655 951**	**6 110 956**	**61.8**	**108.0**
Share capital	7 413 573	7 413 573	2 000 000	*20.2*	*27.0*
Other capital	(229 818)	201 550	10 183	0.1	5.1
Retained earnings	(2 447 301)	(1 976 873)	4 082 508	41.3	206.5
Equity attributable to shareholders of the Company	**4 736 454**	**5 638 250**	**6 092 691**	**61.6**	**108.1**
Minority interest	**13 325**	**17 701**	**18 265**	**0.2**	**103.2**
LIABILITIES	**4 248 104**	**3 697 824**	**3 772 307**	**38.2**	**102.0**
Non-current liabilities	**2 142 164**	**1 278 756**	**1 351 655**	**13.7**	**105.7**
Trade and other payables	10 949	15 609	11 997	0.1	76.9
Borrowings	956 196	53 781	56 389	0.6	104.8
Derivative financial instruments	22 228	44 117	46 979	0.5	106.5
Deferred income tax liability	1 599	14 514	241	0.0	1.7
Liabilities due to employee benefits	684 238	706 720	777 061	7.9	110.0
Provisions due to other liabilities and charges	466 954	444 015	458 988	4.6	103.4
Current liabilities	**2 105 940**	**2 419 068**	**2 420 652**	**24.5**	**100.1**
Trade and other payables	973 459	1 154 488	1 449 733	14.7	125.6
Borrowings	181 090	273 074	304 443	3.1	111.5
Deferred income tax liability	187 719	299 441	163 874	1.7	54.7
Derivative financial instruments	657 922	549 546	387 728	3.9	70.6
Liabilities due to employee benefits	57 346	62 658	63 748	0.6	101.7
Provisions due to other liabilities and charges	48 404	79 861	51 126	0.5	64.0
TOTAL EQUITY AND LIABILITIES	**8 997 883**	**9 353 775**	**9 883 263**	**100.0**	**105.7**

There were significant changes in the structure of equity. Due to the settlement of revalued share capital, the amount of PLN 5 413 573 thousand was transferred from share capital to other retained earnings. Also recognised in retained earnings was the declared amount of dividend paid (PLN 400 000 thousand). Equity decreased by PLN 166 422 thousand, which was primarily due to a decrease by PLN 191 354 thousand in the amount of the revaluation reserve from the measurement of cash flow hedging instruments.

The increase in liabilities (2.0%) was mainly due to an increase in non-current liabilities (5.7%). The main cause of this increase was an increase in liabilities due to employee benefits (110.0%) and to an increase in provisions for other liabilities and charges (3.4%). Current liabilities remained at the level from the beginning of 2005. There was however a change in the structure of this item, related to the planned dividend payment on 2 August 2005 in the amount of PLN 400 000 thousand. These liabilities were recognised in trade and other payables. There was a total increase in this item of PLN 295 245 thousand (i.e. by 25.6%), of which trade payables fell from the beginning of the year from PLN 510 177 thousand to PLN 359 714 thousand, (by 29.5%). Borrowings also increased by PLN 31 369 thousand (1.5%). There was a decrease in derivative financial instruments (29.4%) – this relates to a decrease in liabilities due to the currency contracts applied (forwards, buy options) from PLN 142 382 thousand to 0 PLN and a decrease in liabilities due to trade instruments (swaps and buy and sell options)

by PLN 27 608 thousand. There was also a decrease in liabilities due to current income tax (45.3%) and provisions for other liabilities (36 %).

3.3 Income statement

During the current period the KGHM Polska Miedź S.A. Group in relation to the comparable prior period increased its sales by 6.3%. A decisive impact on sales came from factors related to the production and sale of the main product, i.e. copper, as well as partially silver.
In relation to the comparable prior period of 2004 decisive impact on sales came from the following factors:

- strengthening of the PLN versus the USD by 17.6%,
- an increase in copper prices by 20.7% and silver by 9.1%,
- an improvement in the results on hedging transactions,
- a decrease in the volume of coper sales by 2.2% and silver by 12.4%,

Additionally in KGHM Polska Miedź S.A. there was an increase in the unit cost of copper production expressed in PLN by 18.3%. Thanks to this relationship between revenues and costs in the parent entity the KGHM Polska Miedź S.A. Group earned a gross profit on sales in the amount of PLN 1 493 078 thousand (net profit on sales amounted to PLN 1 078 535 thousand).

The main elements of the income statement are shown in the table below:

Table 10. Income statement

Condensed consolidated income statement	**financial period**		
	for 6 months ended 30 June 2004 ['000 PLN]	**for 6 months ended 30 June 2005** ['000 PLN]	**Change 3/2** [%]
1	2	3	4
CONTINUED ACTIVITIES:			
Sales	3 752 413	3 988 054	106.3
costs of sales	(2 326 177)	(2 494 976)	107.3
Gross profit	**1 426 236**	**1 493 078**	**104.7**
Selling and marketing costs	(73 800)	(87 610)	118.7
Administrative expenses	(308 317)	(326 933)	106.0
Other operating income - net	76 921	146 710	190.7
Operating profit	**1 121 040**	**1 225 245**	**109.3**
Financial costs - net	(62 701)	(54 714)	87.3
Share in profits of associates measured using the equity method	84 393	103 873	123.1
Profit before income tax	**1 142 732**	**1 274 404**	**111.5**
Income tax	(216 138)	(238 325)	110.3
Profit for the period from continued activities	**926 594**	**1 036 079**	**111.8**
Profit for the period	**926 594**	**1 036 079**	**111.8**
attributable to:			
shareholders of the parent entity	925 384	1 035 515	111.9
minority interest	1 210	564	46.6
Earnings per share from continued activities attributable to the shareholders of the parent entity during the period (PLN per share)	**4.63**	**5.18**	**111.8**
- basic	4.63	5.18	111.8
- diluted			

**half-year 2004=100%*

DIALOG S.A. had a positive impact on the result on sales. In the first half of 2005 the company increased its revenues from sales by 12%, achieving a net result on sales in the amount of PLN 40 327 thousand.

Thanks to this relationship between revenues and costs in the first half of 2005 the Group earned a net profit of PLN 1 036 079 thousand, of which profit attributable to the shareholders of the parent entity amounted to PLN 1 035 515 thousand, comprised of the following:

Table 11. Share of entities of the Group in the net profit attributable to the shareholders of KGHM Polska Miedź S.A.

Entity		for the 6 months ended 30 June 2005 ['000 PLN]
KGHM Polska Miedź S.A.		**1 018 582**
subsidiaries		**58 561**
of which:		
DIALOG S.A.		13 791
DSI S.A.		8 693
KGHM Polish Copper Ltd.		7 899
"Energetyka" sp. z o.o.		7 650
associates - attributable to the Group		**103 879**
of which:		
Polkomtel S.A.		103 358
consolidation adjustments	*)	(145 507)
Group financial result attributable to shareholders of the Parent Entity		**1 035 515**

**) consolidation adjustments primarily relate to elimination of the effect of accounting for shares of subsidiaries and associates by the equity method in the separate financial statements of Group companies (this relates to KGHM Polska Miedź S.A., DSI S.A., KGHM Metale S.A. and PHU "Mercus"-spółka z o.o.).*

As the above table makes clear, the Parent Entity has a decisive impact on the KGHM Polska Miedź S.A. Group.

The results of Polkomtel S.A. represent just over 10% of the financial result of the KGHM Polska Miedź S.A. Group.

3.4 Financial ratios of the KGHM Polska Miedź S.A. Group

The liquidity ratios of the KGHM Polska Miedź S.A. Group remain at an optimum level.

Table 12. Liquidity ratios of the Group

liquidity ratios	30 June 2004	31 December 2004	30 June 2005
Quick liquidity	0.9	0.8	0.8
Current liquidity	1.4	1.2	1.3

The debt of the Company remains at a stable, optimum level. Also remaining at a stable level is the non-current equity of the KGHM Polska Miedź S.A. Group.

Table 13. Structure of equity and liabilities ratios

structure of liabilities ratios	30 June 2004	31 December 2004	30 June 2005
debt ratio	0.5	0.4	0.4
durability of financing structure	0.8	0.7	0.8

Thanks to the good financial results achieved by the Group its profitability ratios remain at a high level:

Table 14. Profitability ratios

profitability ratios	30 June 2004	30 June 2005
ROE	19.5%	17.0%
ROA	10.3%	10.5%

3.5 Risk factors

KGHM Polska Miedź S.A. actively manages that risk to which it is exposed. The main goal of risk management is to minimise variability in cash flow. Successful realisation of this policy is dependent primarily upon the internal situation of the Parent Entity, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the Company in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

Risk management includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk, and
- operating risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management. A description of risk factors and of risk management in the Parent Entity as well as in the remaining companies of the KGHM Polska Miedź S.A. Group is presented in note nr 3 of the consolidated financial statements.

4 Subsequent events

The combination of KGHM Metale S.A. and DSI S.A.

On 30 September 2005 court registration was made of the combination of the companies KGHM Metale S.A. and DSI S.A. The combination was carried out pursuant to art 492 par.1 pt 1 of the Polish Partnerships and Companies Code, i.e. in the form of a transfer of all of the assets of the acquiree, i.e. DSI S.A. to the acquirer, i.e. KGHM Metale S.A. The company which arose from this combination will operate under the name of KGHM Metale DSI S.A. The share capital of KGHM Metale DSI S.A. following this combination amounts to PLN 223 374 thousand.
The combination of these companies is one of the key processes in restructurisation of the Group, whose objectives have been described in section 2.1. of these statements.

Polkomtel S.A.

KGHM Polska Miedź S.A. together with the remaining Polish shareholders of Polkomtel S.A. has signed a further "Shareholders agreement regarding restructuring the commitment of the Polish shareholders in Polkomtel S.A.". At the balance sheet date, i.e. 30 June 2005, no decision had yet been taken regarding the interest of KGHM Polska Miedź S.A. in Polkomtel S.A.

After the balance sheet date, analyses and estimates were carried out, with the participation of financial and legal advisors, of various scenarios related to restructuring equity interest in Polkomtel S.A. Simultaneously being carried out are discussions and correspondance with the foreign shareholders as regards setting the conditions for maximising the value of the shares of Polkomtel S.A owned by the Polish shareholders. At the date of signing of these financial statements no binding decision had as yet been taken.

5 Principles of preparaing the half-year consolidated financial statements

5.1 Basis of preparation

The consolidated financial statements of the KGHM Polska Miedź S.A. Group were prepared under International Accounting Standards/International Financial Reporting Standards (IAS/IFRS) and with the Interpretations approved for use by the European Union. The consolidated financial statements were prepared under the principle of historic cost (adjusted by the effects of hyperinflation in respect of property, plant and equipment having a significant value), with the exception of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and investment property.

These financial statements are presented in accordance with IAS 34 „Interim financial reporting", applying these same principles for both the current and comparative periods. At 1 January 2005 transition was made to IAS 32 and 39. The effect of this transition in the amount of PLN 10 293 thousand increased retained earnings (result from prior years). These consolidated financial statements are based on the separate financial statements of the parent entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements, the data of the separate statements were restated under IAS, as presented below.

5.2 Consolidation principles

Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedz S.A. are all entities over which the Group has the power to govern the financial and operating policies in order to achieve benefits from their activities. This related to ownership of a majority of the total number of votes in the bodies of these entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
The cost method is used to account for the acquisition of subsidiaries by the Group.

The carrying value of investments by the parent entity in each subsidiary is excluded, respectively with the equity of each entity. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.The excess of the fair value of the Group's share of the net assets of the subsidiary acquired, over the cost of acquisition is recognised directly in the income statement.
The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
Inter-company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred.
Minority interests in the net assets of consolidated subsidiaries is recognised in a separate item in equity.

Subsidiaries are deconsolidated from the date on which control ceases.

Associates

Investments in associated entities, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operational policy of the entity, are accounted for by the equity method in the consolidated financial statements.
These investments are initially recognised at cost. The net Group's investment in an associated entity includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group's share in an associated entity is represented by the carrying value of the investment in the associated entity in accordance with the equity method, together with all long term shares which represent part of the net investment of the investor in the associated entity.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Signatures of All Members of the Management Board			
Date	First, last name	Position / function	Signature
18 October 2005	Marek Szczerbiak	President of the Management Board	....
18 October 2005	Jarosław Andrzej Szczepek	I Vice President of the Management Board	....
18 October 2005	Wiktor Błądek	Vice President of the Management Board	....
18 October 2005	Andrzej Krug	Vice President of the Management Board	....
18 October 2005	Robert Nowak	Vice President of the Management Board	....
18 October 2005	Sławomir Pakulski	Vice President of the Management Board	....